COMPLETE APPRAISAL OF
REAL PROPERTY

Laurel Centre
U.S. Route 1
City of Laurel,
Prince George's County, Maryland






IN A SUMMARY REPORT

As of January 1, 1996







Laurel Owner Partners Limited Partnership
3 World Financial Center, 29th Floor
New York, New York  10285





Cushman & Wakefield, Inc.
Valuation Advisory Services
51 West 52nd Street, 9th Floor
New York, NY  10019








March 28, 1996



Laurel Owner Partners Limited Partnership
3 World Financial Center, 29th Floor
New York, New York  10285

Re:	Complete Appraisal of Real Property
	Laurel Centre
	U.S. Route 1
	City of Laurel, Prince George's County, Maryland

Gentlemen:

In fulfillment of our agreement as outlined in the Letter of Engagement, Cushman & Wakefield, Inc. is pleased to transmit our Summary Report estimating the market value of the leased fee estate in the referenced real property.

As specified in the Letter of Engagement, the value opinion reported below is qualified by certain assumptions, limiting conditions, certifications, and definitions, which are set forth in the report.

This report has been prepared for Laurel Owner Partners Limited Partnership ("Client") and it is intended only for the specified use of the Client. It may not be distributed to or relied upon by other persons or entities without written permission of the Appraiser.

The property was inspected by and the report was prepared by Jay F. Booth. Brian J. Booth provided significant assistance in the preparation of the report and cash flows but did not inspect the property. Richard W. Latella, MAI inspected the property and has reviewed and approved the report.

This is a Complete Appraisal in a Summary Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation. The results of the appraisal are being conveyed in a Summary Report according to our agreement. As such, the report presents only a summary discussion of the data, reasoning, and analyses used in the appraisal process at hand. Supporting documentation is retained in the appraisers' file. The depth of discussion contained in this report is specific to the needs of the Client and is intended for the use stated. The appraiser is not responsible for unauthorized use of this report. We are providing this report as an update to our last analysis which was prepared as of January 1, 1995. As such, we have primarily reported only changes to the property and its environs over the past year.

As a result of our analysis, we have formed an opinion that the market value of the leased fee estate in the referenced property, subject to the assumptions, limiting conditions, certifications, and definitions, as of January 1, 1996, was:

                        SEVENTY SEVEN MILLION DOLLARS
                                $77,000,000

This letter is invalid as an opinion of value if detached from the report, which contains the text, exhibits, and an Addenda.

Respectfully submitted,

CUSHMAN & WAKEFIELD, INC.


/s/ Jay F. Booth

Jay F. Booth
Retail Valuation Group


/s/ Brian J. Booth

Brian J. Booth
Valuation Advisory Services


/s/ Richard W. Latella

Richard W. Latella, MAI
Senior Director
Retail Valuation Group
Maryland Certified General
Real Estate Appraiser License No. 10462




JFB:BJB:RWL:emf
C&W File No. 96-9064-3


	SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Property Name:                          Laurel Centre

Location:                               U.S. Route 1
                                        City of Laurel,
                                        Prince George's County, Maryland

Interest Appraised:                     Leased fee

Date of Value:                          January 1, 1996

Date of Inspection:                     January 16, 1996; January 18, 1996

Ownership:                              Laurel Owner Partners Limited
                                        Partnership

Land Area:                              21.84+/- acres (appraised portion of
                                        mall site)

Zoning:                                 C-SH, Commercial Shopping Center

Highest and Best Use
        If Vacant:                      Retail/commercial use built to its
                                        maximum feasible FAR.

        As Improved:                    Continued retail/commercial use as a
                                        regional shopping center.

Improvements
        Type:                           Two-level regional mall.

        GLA:                            Hecht's 118,354+/- SF *
                                        Montgomery Ward 161,204+/- SF *
                                        J.C. Penney     136,864+/- SF
                                        Total Anchor Stores     416,422+/- SF

                                        Mall Shops      245,112+/- SF

                                        Total GLA
                                        (Occupancy Area)        661,534+/- SF

                                        Total Owned GLA 381,976+/- SF

                                        * Separately owned.  The total
                                        appraised GLA amounts to 381,976+/-
                                        square feet and includes J.C. Penney
                                        and the Mall Shops.

        Condition:                      Good

Operating Data and Forecasts
        Current Occupancy:              86.1% based on mall shop GLA,
                                        (Inclusive of pre-committed tenants)

        Forecasted Stabilized
        Occupancy:                      96.0%+/-

        Forecasted Date of
        Stabilized Occupancy:           January, 1999

	Operating Expenses
		C&W Forecast (1996):	$4,352,3967($17.76/SF of mall GLA)
		Owner's Budget (1996):	$4,722,704 ($19.27/SF of mall GLA)

Value Indicators
	Sales Comparison Approach:	$74,000,000 to $78,000,000

	Income Approach
		Direct Capitalization:	$78,900,000

		Discounted Cash Flow:	$76,500,000

Investment Assumptions
        Rent Growth Rate:               Flat  - 1997
                                        +2.0% - 1998
                                        +3.0% - 1999
                                        +3.5% - 2000-2005
        Expense Growth Rate:            +3.0% - 1996-1998
                                        +3.5% - 1999-2005
        Tax Growth Rate:                +4.0% - 1997-2005
        Sales Growth Rate:              Flat  - 1996
                                        +2.0% - 1997
                                        +3.0% - 1998
                                        +3.5% - 1999-2005
        Other Income:                   +3.0% - 1997-2005
	Tenant Improvements-New
                Mall Tenants:           $8.00/SF
	Tenant Improvements-Renewing
                Mall Tenants:           $1.50/SF
	Vacancy between Tenants:	6 months
        Renewal Probability:            70.0%
	Going-In Capitalization Rate:	7.75% - 8.25%
	Terminal Capitalization Rate:	8.25% - 8.75%
	Cost of Sale at Reversion:	2.0%
        Discount Rate:                  11.00% - 11.50%

Value Conclusion:                       $77,000,000

Exposure Time Implicit in Value
Conclusion:                             Not more than 12 months

Resulting Indicators
	Going-In Overall Rate:	8.49%
        Price per Square Foot of
        Owned GLA:                      $200.27
        Price per Square Foot of
        Mall Shop GLA:                  $312.10

Special Risk Factors:                   The potential for future competition
                                        has been an issue for the subject.
                                        Please refer to our complete discussion
                                        in the Trade Area Analysis.

Special Assumptions
1. Throughout this analysis we have relied on information provided by ownership and management which we assume to be accurate. Negotiations are currently underway with additional mall tenants and we are advised that a few existing tenants will be leaving the mall as a result of parent company bankruptcies. All tenant specific assumptions are identified within the body of this report.

2. Our cash flow analysis and valuation has recognized that all signed as well as any pending leases with a high probability of being consummated are implemented according to the terms presented to us by Shopco. Such leases are identified within the body of this report.

3. During 1990, the Americans With Disabilities Act (ADA) was passed by Congress. This is Civil Rights legislation which, among other things, provides for equal access to public placed for disabled persons. It applies to existing structures as of January 1992 and new construction as of January 1993. Virtually all landlords of commercial facilities and tenants engaged in business that serve the public have compliance obligations under this law. While we are not experts in this field, our understanding of the law is that it is broad-based, and most existing commercial facilities are not in full compliance because they were designed and built prior to enactment of the law. During this assignment, we noticed no additional "readily achievable barrier removal" problems, but we recommend a compliance study be performed by qualified personnel to determine the extent of non-compliance and cost to cure.

4. We are not aware of any environmental hazards or conditions on or about the property that would detract from its market value. Our physical inspection gave us no reason to suspect that such conditions might exist. However, we are not experts in the detection of environmental contaminants, or the cost to cure them if they do exist. We recommend that appropriate experts be consulted regarding these issues. Our analysis assumes that there are no environmental hazards or conditions affecting the property.

5. The forecasts of income, expenses and absorption of vacant space are not predictions of the future. Rather, they are our best estimates of current market thinking on future income, expenses and demand. We make no warranty or representation that these forecasts will materialize.

6. Please refer to the complete list of assumptions and limiting conditions included at the end of this report.


	TABLE OF CONTENTS
                                                                        Page
PHOTOGRAPHS OF SUBJECT PROPERTY                                           1

INTRODUCTION                                                              3
Identification of Property                                                3
Property Ownership and Recent History                                     3
Purpose and Intended Use of the Appraisal                                 3
Extent of the Appraisal Process                                           3
Date of Value and Property Inspection                                     4
Property Rights Appraised                                                 4
Definitions of Value, Interest Appraised, and Other Pertinent Terms       4
Legal Description                                                         5

REGIONAL ANALYSIS                                                         6

NEIGHBORHOOD ANALYSIS                                                    38

RETAIL MARKET ANALYSIS                                                   39

THE SUBJECT PROPERTY                                                     50

REAL PROPERTY TAXES AND ASSESSMENTS                                      51

ZONING                                                                   52

HIGHEST AND BEST USE                                                     53

VALUATION PROCESS                                                        54

SALES COMPARISON APPROACH                                                55

INCOME APPROACH                                                          71

RECONCILIATION AND FINAL VALUE ESTIMATE                                 105

ASSUMPTIONS AND LIMITING CONDITIONS                                     107

CERTIFICATION OF APPRAISAL                                              109

ADDENDA                                                                 110

                        PHOTOGRAPHS OF SUBJECT PROPERTY

                       View of Hecht's from parking deck.

             JC Penney and upper level entrance from parking deck.

                                Montgomery Ward.

                  Montgomery Ward parking deck from Route 1.


                                  INTRODUCTION

Identification of Property
        The Laurel Centre Mall is an enclosed regional mall located on U.S. Route 1 in Laurel, Maryland. It is an integral part of Laurel Centre, a 1,100,000+/- square foot regional shopping complex containing both enclosed and open air sections. The enclosed mall (subject property) is a two level, modern shopping complex with a total occupancy area of 661,534+/- square feet. Anchor tenants consist of J.C. Penney (136,864+/- square feet), Montgomery Ward (161,204+/- square feet), and Hecht's (118,354+/- square feet). The latter two stores are independently owned and are not a part of this appraisal. The mall is situated on a 21.84+/- acre site situated on the west side of U.S. Route 1 at Cherry Lane. Laurel Centre is the area's dominant retail center. It is supported by an expanding population base with income levels above regional averages. The immediate neighborhood continues to be the recipient of stable commercial and residential growth.

Property Ownership and Recent History
        Title to the subject is held by Laurel Owner Partners Limited Partnership. It is currently occupied by a number of tenants as a place of business. Details of the existing major tenant leases are contained in our files.

Purpose and Intended Use of the Appraisal
        The purpose of this Appraisal is to provide a market value estimate of the leased fee estate in the subject property as of January 1, 1996. Our analysis reflects conditions prevailing as of that date. Our last appraisal was completed on January 1, 1995 and we have focused our analysis on changes to the property and market conditions since that time. The function of this appraisal is to provide an independent valuation analysis and to assist in monitoring ownership's investment in the property.

Extent of the Appraisal Process
        In the process of preparing this appraisal, we:

        - Inspected the exterior of the building and the site improvements and a representative sample of tenant spaces;

        - Interviewed representatives of the property management company, Shopco;

        - Reviewed leasing policy, concessions, tenant build-out allowances and history of recent rental rates and occupancy with the mall manager;

        - Reviewed a detailed history of income and expenses as well as a budget forecast for 1996, including the budget for planned capital expenditures and repairs;

        - Conducted market research of occupancies, asking rents, concessions and operating expenses at competing retail properties, including interviews with on-site managers and a review of our own data base from previous appraisal files;

        - Prepared an estimate of stabilized income and expenses (for capitalization purposes);

        - Prepared a detailed discounted cash flow (DCF) analysis using Pro-Ject +plus software for the purpose of discounting the forecased net income stream into a present value of the leased fee estate for the center;

        - Conducted market inquiries into recent sales of similar regional malls to ascertain sale prices per square foot, net income multipliers, and capitalization rates. This process involved telephone interviews with sellers, buyers and/or participating brokers;

        -       Prepared Sales Comparison and Income Approaches to value;

        - Reconciled the value indications and concluded a final value estimate for the subject in its "as is" condition; and

        - Prepared a Complete Appraisal of real property, with the results conveyed in this Summary Report.

Date of Value and Property Inspection
        On January 16, 1996 Jay F. Booth inspected the subject property and its environs. Richard W. Latella, MAI also inspected the property on January 18, 1996. Our date of value is January 1, 1996.

Property Rights Appraised
        Leased Fee Estate.

Definitions of Value, Interest Appraised, and Other Pertinent Terms
        The definition of market value taken from the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation, is as follows:

        The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller, each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

        1. Buyer and seller are typically motivated;

        2. Both parties are well informed or well advised, and acting in what they consider their own best interests;

        3. A reasonable time is allowed for exposure in the open market;

        4. Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

        5. The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

        Exposure Time
        Under Paragraph 3 of the Definition of Market Value, the value estimate presumes that "A reasonable time is allowed for exposure in the open market". Exposure time is defined as the estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at the market value on the effective date of the appraisal. Exposure time is presumed to precede the effective date of the appraisal.

        The following definitions of pertinent terms are taken from the Dictionary of Real Estate Appraisal, Third Edition (1993), published by the Appraisal Institute.

        Leased Fee Estate
        An ownership interest held by a landlord with the rights of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the leased fee are specified by contract terms contained within the lease.

        Market Rent
        The rental income that a property would most probably command on the open market, indicated by the current rents paid and asked for comparable space as of the date of appraisal.

        Market Value As Is on Appraisal Date
        The value of specific ownership rights to an identified parcel of real estate as of the effective date of the appraisal; related to what physically exists and is legally permissible and excludes all assumptions concerning hypothetical market conditions or possible rezoning.

Legal Description
        A legal description is retained in our files.


                               REGIONAL ANALYSIS
        Real estate is an immobile asset. Consequently, the economic trends affecting the quality of one location relative to competing locations within a market area, or as compared to another market area, are important. For this reason, it is helpful to examine both past performance and future trends affecting the economy. The following analysis examines key components of the subject's region.

        The market value of real property is influenced by four primary forces: physical, social, economic and governmental factors. These forces determine the supply and demand for real property which, in turn, determines its market value. This discussion will examine the trends in the Baltimore and Washington metropolitan areas which influence and create value in real estate.

        Laurel Centre depends heavily upon the strength of the regional economy that is the foundation for market demand for its retail goods and services. Disposable income and a climate favorable for retail spending are determined in large part by the strength of the economic base of its trade area and beyond. Laurel Centre is influenced primarily by the Baltimore, Maryland and Washington, D.C. economies. Many of Laurel Centre's shoppers work in either of these two cities or their suburbs. Transportation to either of these nodes of employment have been improved over the past several years, thus more closely linking Laurel to both cities. In turn, Laurel has developed as a bedroom suburb and is now more dependent on both cities for its prosperity, stability and growth.

Washington Metropolitan Area
Introduction
        The real estate market is affected by a range of supply and demand factors. As examples, the growth trends in population and the number of households affect the general demand for housing, offices, shopping centers, warehouses; the employment opportunities and unemployment levels influence the ability or desire to buy or rent and the quality/cost of the facilities sought; demographics influence the types of units demanded; and general economic conditions affect the attitudes of the populace towards the future.

        The following analysis will review each of the major factors affecting the supply and demand for real estate in the metropolitan area. The discussion is organized to provide the reader with an overview of the area's geographic scope and facilities infrastructure, followed by discussions of the key economic factors affecting supply and demand under the following headings:

        Background
        Area Definition
        Infrastructure
        Population
        Employment and The Economy
        Household Demographics
        Recent Trends

Background
        Washington, D.C. is unique among American cities. As our nation's capital, it serves as a focal point for our country both politically and economically. In the role as host city for a major world power, it attracts people from all over the world. Washington had been dubbed a "recession proof" city in that it was insulated, as some argued, from the full effects of economic ups and downs by the stabilizing influence of the federal government as the area's biggest employer. From the 1950s through the 1980s, the size of government continually increased, which brought about an increase in government employment and population in the Washington area. However, as the recession of the early 1990s took hold, affecting the entire east coast, this impression faded significantly. Further, as will be discussed later, the latest government downsizing demanded by the Republican controlled Congress is expected to add further negative pressure to the area's statistics.

Area Definition
        The metropolitan Washington area is all of the Washington Metropolitan Statistical Area (MSA) as defined by the U.S. Department of Commerce, Bureau of the Census, as of June 1983. The Washington MSA includes: District of Columbia; the Maryland Counties of Calvert, Charles, Frederick, Montgomery and Prince George's; the Virginia Counties of Arlington, Fairfax, Loudoun, Prince William and Stafford; and the Virginia independent Cities of Alexandria, Fairfax, Falls Church, Manassas, and Manassas Park. Prior to the 1983 redefinition of the Washington MSA, the Maryland counties of Calvert and Frederick and the Virginia county of Stafford were excluded. The addition of these counties enlarged the metropolitan area from approximately 2,800 square miles to 3,956 square miles. Please refer to the Washington MSA map on the following page.

Regional Map

        Effective December 31, 1992, the Department of Commerce created a new Washington-Baltimore-D.C.-MD-VA-WVa CMSA (consolidated metropolitan statistical area) that includes the primary Washington, D.C. and Baltimore MSAs, plus a new Hagerstown MSA and nine additional counties in Virginia and West Virginia. The expanded market was created to reflect the area's household and employment patterns and is highly touted by economic development agencies. The current Washington, D.C. metropolitan area is the appropriate focus for this analysis, however, since the pertinent market is more localized.

        The population, housing and employment characteristics of the region are best defined by starting at the area's central jurisdictions: the District of Columbia, Arlington County, and the City of Alexandria; then moving outward to the first suburban tier of counties: Fairfax County, City of Fairfax, City of Falls Church, Prince George's County, and Montgomery County; and thence to the outer tier of suburbs: Loudoun County, Prince William County, Manassas and Manassas Park, Frederick County, Calvert County, Charles County, and Stafford County.

Infrastructure
        Transportation
        The Capital Beltway (I-495) is one of the most important factors driving development in the Washington area. It has tied the Maryland and Virginia suburbs together and significantly influenced real estate investment patterns. One of the primary results has been a steady rise in land prices in the vicinity of the Beltway. Apartments, light industrial facilities, distribution warehouses, and shopping centers have gone up wherever the Beltway crosses other major highways. Interestingly, closer-in sites have often been by-passed in favor of locations adjacent to the Beltway.

        In addition to the Beltway, the Washington region is bisected to I-95, the major north-south interstate highway that extends most of the length of the Atlantic coast, and I-66, an east-west highway that begins in Washington, D.C. and connects westward to other interstate highways in Virginia and West Virginia.

        The Washington Metropolitan Area Transit Authority (WMATA) provides transit service in Maryland, the District of Columbia, and Virginia, including both rapid rail and bus transportation. The rapid rail network, referred to as MetroRail, will cover 103 miles with 86 stations in D.C, suburban Maryland and Virginia when completed in the late 1990s. The construction of MetroRail has had a major impact on land values around the stations and has spurred dramatic new development, both in downtown Washington and in suburban areas. Major new office and mixed use projects have been built around the Metro stops. In particular, portions of downtown Washington and Arlington County have experienced an economic revitalization due to the opening of MetroRail. Apartment projects often market themselves as being close to MetroRail stations and typically command rents at the high end of the market and achieve higher occupancies as a result. The same could be said for various primary employment centers and major retail facilities.

        In terms of air transportation, the Washington area is served by three major airports: Washington National, Baltimore/Washington International and Washington Dulles International. Washington National, located in Arlington County, is located four and one-half miles from the U.S. Capitol, and transports over 16 million passengers per year. The airport was built in the 1940s and is currently undergoing major renovations and expansion, which primarily includes a new terminal building and improved parking.

        Opened in 1962, Dulles Airport has been an important factor in the growth of the regional economy of Northern Virginia. In 1985, it became the fastest growing airport in the United States. Currently 19 airlines service the airport with 500 daily departures serving 30,000 passengers. Three major airlines have established regional hubs here including United Airlines, Continental, and Delta Airlines. Further, international carriers including Air France, British Airways, All Nippon Airways, TWA, Lufthansa and Swiss Air.

        The Baltimore/Washington International Airport (BWI) is located in the southern portion of the Baltimore MSA in Anne Arundel County, ten miles from downtown Baltimore, and 30 miles from Washington, D.C. This airport hosts 18 passenger airlines that provide direct air service to 135 cities in the United States and Canada. BWI also provides service to air-freight carriers with its 110,000 square foot air cargo complex. When compared with Dulles and Washington National Airport, BWI services 28 percent of commercial passengers, 38 percent of commercial operations and 57 percent of freight customers. BWI has spawned the development of 15 new business parks and several hotels, has created nearly 10,000 jobs, and has generated a state-wide economic impact of $1.7 billion in the form of business sales made, goods and services purchased, and wages and taxes paid.

Government Services and Structures
        The Washington, D.C. metropolitan area contains fourteen different municipal jurisdictions, including the District of Columbia, ten counties and three cities in two states. Local governments provide typical municipal services found in a major metropolitan area, including welfare and social services, refuse collection, emergency services, public education, and a variety of regulatory functions. Each municipality has its own zoning ordinance and governmental structure.

        In addition to the local governments, the District of Columbia is the headquarters for the federal government. Major federal agencies are located throughout the District of Columbia and many of the surrounding suburbs. The support functions for many agencies have been relocated to the less expensive suburbs.

        The area is also served by several cross-jurisdictional agencies.
These include the Maryland National-Capital Park and Planning Commission (MNCPPC) which provides planning and zoning coordination to the Maryland suburbs. The Washington Metropolitan Area Transit Authority (WMATA), which was referred to earlier, is the regional public transit authority. The Metropolitan Washington Council of Governments performs studies on metropolitan economic and business issues and promotes the region to outsiders.

Public and Private Amenities
        As the nation's capital, the District of Columbia houses many national museums, monuments, and institutions that attract visitors to the area from around the world. Washington, D.C. is one of the leading tourist destinations for domestic travelers and foreign visitors to the United States.

        In addition, the metropolitan area is a strong supporter of the performing arts. The Kennedy Center is the area's main stage for plays, opera, and symphony presentations, but there are indoor and outdoor stages and theaters in all of the adjacent jurisdictions. Professional athletics are played at RFK Stadium (football) in southeast Washington, D.C. and the U.S. Air Arena (basketball and hockey) in Landover, Maryland. Baseball is played at Oriole Park at Camden Yard in Baltimore. A new downtown sports arena is under construction with events expected to start in early 1997.

        The region also offers numerous private and public golf courses, municipal parks, and bicycle and jogging trails. One unique feature of the region's outdoor attractions is the C&O Canal. The canal is maintained as a national park and follows the Maryland side of the Potomac River between Georgetown in northwest Washington, D.C. and Cumberland, Maryland. The Potomac River is an active recreational area for fishing and various kinds of boating.

        The public and private primary schools in the region include many with national standing. The school districts face the typical challenges encountered in urban centers with mixes of high and low income neighborhoods and growing immigrant populations without English language skills. On average, the suburban school districts tend to be better funded than those in the District of Columbia.

        With respect to higher education, the region has a network of nationally recognized universities and regional and community colleges, including George Washington University, Georgetown University, American University, the University of Maryland, Howard University, Gallaudet University, The University of the District of Columbia, Catholic University, George Mason University, and Trinity College.

Population
        This section will examine the population size and age trends for the metropolitan area. Employment, income, and household related demographics will be reviewed separately.

        According to Market Statistics' 1995 Demographics USA, the Washington, D.C. MSA ranks fifth in the nation in terms of total population. The Washington area increased in population by 20.7 percent between 1980 and 1990, or an average annual rate of 2.1 percent. The rate of growth has slowed somewhat with the population change between 1990 and 1995 having increased at an annual average of 1.2 percent. Nonetheless, population growth in the region during the 1980s far exceeded the growth during the 1970s, when the region grew by an average of only 21,000 persons per year. During the 1980s, the region had an average growth of roughly 67,000 persons per year.

        Interestingly, however, while there was an overall increase in population, this increase was by no means uniform within the component jurisdictions of the Washington MSA. The 1980s saw a shift in population from the inner-city and close-in suburbs to the more remote suburban areas. The District of Columbia was the big loser during this period with an average annual decline of 0.5 percent. The annual rate of decline grew to 1.4 percent by 1995.

        In contrast, the inner suburbs had an annual average growth rate of 2.5 percent during the 1980s, with both Fairfax County, Virginia, and Montgomery County, Maryland having growth rates of 3.7 percent and 3.1 percent, respectively. Both counties were the main suburban benefactors of commercial office and retail development for this period and population increases were primarily concentrated in the outer portions of the counties. The growth in these areas has decreased in the 1990s to an annual growth rate of 1.7 and 1.3 percent, respectively.

        The largest population increases occurred in the outer suburbs, the areas beyond the first tier communities surrounding the District. The average annual rate of increase in these areas was 4.4 percent between 1980 and 1990. However, the rate of increase has fallen off since 1990 to 3.2 percent, a phenomena concurrent with the slow down in the economy. The following chart presents population data and the average growth rates for the various jurisdictions in the MSA:




                               Population Changes
                    1990 Census Estimates Versus 1980 Census

Jurisdiction            Population (Thousands)  Annual Average Growth Rate (%)
                        1980    1990    1995    1980-1990       1990-1995
District of Columbia    638.3   606.9   565.7   -0.4919         -1.3577
Arlington County        152.6   170.9   175.4   1.1992          0.5266
City of Alexandria      103.2   111.2   113.3   0.7752          0.3777
Central Jurisdictions   894.1   889     854.4   -0.0570         -0.7784
Fairfax County          596.9   818.6   889.2   3.7142          1.7249
City of Fairfax         19.4    19.6    20.6    0.1031          1.0204
City of Falls Church    9.5     9.6     9.6     0.1053          0.0000
Montgomery County       579.1   757.0   807.9   3.0720          1.3448
Prince George's County  665.1   729.3   768.2   0.9653          1.0668
Inner Suburban Area     1870    2334.1  2495.5  2.4818          1.3830
Loudoun County          57.4    86.1    111.7   5.0000          5.9466
Prince William County   144.7   215.7   242.2   4.9067          2.4571
Cities of Manassas/
Manassas Park           22      34.7    39.0    5.7727          2.4784
Frederick County        114.8   150.2   174.0   3.0836          3.1691
Calvert County          34.6    51.4    63.4    4.8555          4.6693
Charles County          72.7    101.2   110.2   3.9202          1.7787
Stafford County         40.5    61.2    78.0    5.1111          5.4902
Outer Suburban Area     486.7   700.5   811.6   4.3929          3.1720
METRO AREA TOTAL        3250.8  3923.6  4161.5  2.0696          1.2127

Source: U.S. Census Data and 1995 estimate Provided By Market Statistics 1995
        Demographics USA

Note: The list of municipalities corresponds to the DC-VA-MD MSA prior to the December 31, 1992 expansion.

        We noted earlier that the District of Columbia actually lost population over the past ten years while the suburban areas grew. It is important to note, however, that this phenomenon is being seen in most major metropolitan areas in the United States. Nevertheless, in relative terms, the population decreases in Washington, D.C. versus population increases in suburban areas are significantly less than that seen in other parts of the country, thus attesting to the continuing strength and viability, albeit somewhat lessened given the more recent recessionary trends, of the metropolitan area's inner city.

Age Distribution
        As can be seen in the following chart, the percentage of the region's infant and elderly populations increased between 1980 and 1990. Interestingly, however, the number of working aged residents increased the most in absolute numbers. The number of youths and teenagers shrank. The following table displays the data.

                            Population Trends By Age
                        (Council of Governments Members)
                                1980         1990         % Change
        0 to 4 Years         192,372      262,578         +36.5%
        5 to 17 Years        636,733      585,949          -7.2%
        18 to 64 Years     2,020,989    2,509,056         +24.1%
        Over 65 Years        235,875      317,538         +34.6%

        Source: 1980 and 1990 Census Data; Metropolitan Washington Council of
        Governments: Where We Live: Housing and Household Characteristics in the Washington Metropolitan Region, April, 1993.

        The District of Columbia was the only major jurisdiction to lose working age adults (down 1.9 percent). The largest gains among working age adults were in the inner suburbs of Montgomery and Prince George's County in Maryland and Arlington, Fairfax, and Loudoun Counties in Virginia. The increases in the elderly population were spread across all municipalities.

As of the 1990 Census, the population was distributed with 21 percent under 30 years, 39 percent between the ages of 30 and 49 years, and 12 percent between 50 and 64 years of age. These are the key working age groupings.

Employment and The Economy
        The employment picture has a very significant effect on the demand for real estate. High unemployment rates and business downsizing, for example, reduce the number of households able to buy homes. Similarly, a growth economy creates increasing demand for goods and services. This section will review the recent trends and the outlook for employment in the Washington, D.C. region.

Employment Characteristics
        The following table shows the area's total employment as a percent of total employment for each industry group for the past eight years.


                          Non-Agricultural Employment
                             Percent Share of Total
                                   Employment
                                      (%)
                                                                        Annual
                                                                        Growth
Industry        1988   1989   1990   1991   1992   1993   1994   1995      %
Manufacturing   4.1    4.0    3.9    3.8    3.6    4.0    3.9    4.9      2.4
Construction    6.6    6.6    6.0    4.8    4.4    4.4    4.8    4.0     -4.9
T.C.U. (1)      4.9    4.9    4.8    4.8    4.7    4.5    4.6    4.5     -1.0
Wholesale Trade 3.6    3.5    3.5    3.4    3.3    3.3    3.3    3.2     -1.4
Retail Trade   16.2   16.1   15.9   15.6   15.4   15.6   15.7   16.6      0.3
F.I.R.E. (2)    5.9    5.8    5.9    5.9    5.8    5.7    5.9    5.5     -0.8
Services       32.4   33.0   33.7   34.3   34.9   35.1   35.4   36.3      1.5
State
Government      3.7    3.6    3.6    3.6    3.6    3.7    3.6    3.4     -1.0
Local
Government      6.0    6.1    6.4    6.7    6.7    6.9    6.9    7.3      2.7
Federal
Government     16.6   16.4   16.3   17.1   17.5   16.8   15.9   14.4     -1.7
Total
Employment
(Thousands) 2,167.2 2,226.7 2,242.6 2,190.5 2,186.8 2,317.1 2,373.1 2,425.2 1.5
Yr-to-Yr
Growth (%)     N/A    +2.7   +0.7   -2.3   -0.2   +5.6   +2.4   +2.2      N/A
  1 Transportation, Communications, Utilities
  2 Finance, Insurance, Real Estate

  Source: U.S. Department of Labor, Bureau of Labor Statistics, Wage and Salary Employment, 1988-1995; Obtained From the District of Columbia Department of Employment Services


        The region enjoyed a period of unusual job expansion during the 1980s. The peak year for growth was 1984, when growth reached 107,000 jobs. The growth fell to 100,000 in 1985, and to 82,000 jobs in 1986. From 1986 to 1988, job growth settled at around 80,000 to 90,000 jobs per year, or in the four percent range. Job growth dropped to 59,500 jobs (2.9 percent) in 1989, and declined by another two percent to only 15,900 jobs in 1990. By this time, the economy was being affected by the national recession with the area's total employment declining by 52,100 jobs (minus 2.3 percent) in 1991 and remaining relatively flat in 1992. Since 1992, however, the area experienced positive growth of 2.2 to 5.6 percent. This growth was found in the suburban areas as opposed to the District of Columbia and was evenly distributed through all industry types. The average growth rate for the 1988 to 1995 period reflects a
1.5 percent per year average, which is below the national average of about 2.5 percent per year.

        Although the federal government has historically been the major employer in the region, its share of employment has decreased slightly from about 17 to 15 percent over the past two to three years. The aggregate federal employment grew at an average annual rate of 1.4 percent between 1988 and 1992. Since 1992, federal employment has decreased steadily from 17.5 percent to 14.4 percent and is expected to further decline in light of the downsizing issue.

        The most dramatic change in employment in the Washington area has been in the private sector, particularly the emergence of the service industry as the fastest growing and now largest employment opportunity. In 1960, the services industry employed 18 percent of all non-agricultural workers and has grown to 36.3 percent by 1995. Retail and wholesale trades have maintained a steady portion of total employment, thus indicating that employment in these sectors expands and contracts with the economy.

        Construction employment fell dramatically in 1991. The construction boom of the late 1980s came to an abrupt halt by late 1990, and the percent share of employment held by the construction sector fell from 6.6 percent in 1988 and 1989 to 4.0 percent in 1995. The average annual rate of decline over the period was 4.9 percent.

        We noted earlier a growing diversification of the area's employment base. The following list of major employers in the Washington area reflects the growing diversity of the local economy, the continuing influence of educational institutions, and the emergence of service-oriented firms.

                           Largest Private Employers
                    Ranked by Total Employees in Metro Area

                Rank    Company Name                    Metro Area Employees
                1       Inova Health Systems            9,500
                2       Hechts                          8,000
                3       Medlantic Healthcare Group      6,000
                4       Long & Foster Real Estate       5,300
                5       Shoppers Food Warehouse         3,800
                6       Booz Allen & Hamilton           3,100
                7       Dyncorp                         3,000
                8       Holy Cross Hospital             2,300
                9       Providence Hospital             2,000
                10      Alexandria Hospital             1,742

                Source:Washington Business Journal, November 17- 23, 1995

        If the federal government were included in the above list, the Department of Defense would be the largest local employer, with over 86,000 employees. The next closest is the Department of Health and Human Services with over 30,000 employees. The Treasury, Justice, Postal Service, and Commerce Departments all have over 20,000 employees, and are larger individual employers than any other local private firm.

        The local governments are also major employers in the region. For example, the City of Alexandria had over 5,100 employees between the city government, Alexandria Hospital, and the public school system. Arlington, Fairfax, and Loudoun Counties have, respectively, over 6,800, 25,500, and 3,900 employees for the same functions. Montgomery County and Prince George's Counties are similarly large local employers.

Unemployment Rates
        According to the Census reports, the Washington region has one of the highest labor force participation rates in the country, with more than 75 percent of the population between the ages of 16 and 65 being part of the labor pool. This is ten percent higher than the national average.

        For most of the 1980s, the demand for workers was increasing at a faster rate than the number of workers in the area, causing a labor shortage. The 1991 through 1993 recession, however, halted job growth in the area and drove up unemployment rates. The related statistics are summarized below.


                               Unemployment Rates
Year            1988    1989    1990    1991    1992    1993    1994    1995
Washington MSA  2.9%    2.7%    3.4%    4.5%    5.0%    4.5%    4.1%    3.9%
United States   5.5%    5.3%    5.5%    6.7%    7.4%    6.8%    6.1%    5.3%

Source: Metropolitan Council of Governments: Economic Trends in Metropolitan Washington, 1988-1991 (The unemployment rates are not seasonally adjusted.) Updated figures including 1992 through 1995 obtained from the District of Columbia Department of Employment Services.

        The outlook for employment in the region continues to be strong despite the recent recession. Obviously, federal and local government employment is a major contributor to the region's stability. Fortunately, as government jobs (as a sector of the whole) has decreased, private sector job growth seems to be picking up the slack. Most of the swings in employment have been experienced in the construction trades and retail employment. These last two sectors are expected to remain soft for the next few years with slow gains made the economy stabilizes and demand for new housing and commercial construction increases.

Federal Procurement
        The federal government continues to be the region's major contractor for services. Thus, the level of federal spending directly impacts local employment in the services and other sectors of the economy. There was a large surge in employment during the 1980s, for example, that was fueled primarily by federal spending and an effort by the Reagan Administration effort to "privatize" government functions. The following table shows the recent history for federal procurement by defense and non-defense awards.

                 Federal Spending in the Washington, D.C. Area
                                   (Millions)
Fiscal Year     1988    1989    1990    1991    1992    1993    1994
Percent Defense 33.9%   33.1%   31.2%   30.1%   29.9%   29.3%   N/A
Percent
Non-Defense     66.1%   66.9%   68.8%   69.9%   70.1%   70.7%   N/A
Total           $37.6   $39.1   $42.6   $47.2   $49.6   $51.9   $56.1
Percent to DC   41.5%   42.1%   43.1%   41.6%   41.0%   39.9%   39.5%
Percent to MD   27.5%   28.1%   26.6%   26.4%   27.4%   27.2%   27.7%
Percent to VA   31.0%   29.8%   30.2%   32.0%   31.6%   32.9%   32.8%

Source: Greater Washington Research Center Federal Spending in Metropolitan Washington, April 1995.

        The bulk of the purchases are for services, constituting almost 67 percent of the dollar value of transactions in 1994. Also, important to note is the fact that both products acquisitions and research and development contracts remained relatively constant as a percentage of total spending over the 1992 through 1994 period at 17 and 15 percent, respectively. The ratio of expenditures between the three parts of the region have remained mostly stable, with Fairfax, Arlington and Alexandria capturing most of the Northern Virginia dollars and Montgomery and Prince George's Counties capturing the lion's share of the Maryland allocation.

Employment Outlook
        The Greater Washington Research Center reported that growth in the Washington area economy finally returned during the latter part of 1993 after staggering through the previous six years. In early 1995 (April), most of the nine indicators that the research group uses to track the health of the economy and to predict its direction were up, the only exception being the employment index which showed the number of jobs increasing at a pace somewhat slower than the seasonal norm. On the positive side, however, the number of jobs increased by the largest margin since mid-1993. Job gains in the private sector seem to be leading those in the government.

        The indicators utilized by the Research Center seem to suggest that the economy is continuing to gain strength. However, the level of improvement still falls short of generating the number of jobs the Washington area produced during the boom of the 1980s. Although the number of jobs in the area increased in 1995, the total number of jobs is still short of pre-recession peak employment.

        Job gains have been concentrated in the local government and service sectors, with employment in retailing and construction still relatively depressed. The new jobs numbers may be understated because they don't include self-employment. In addition to employment, other guideposts to the state of the region's economic health - airport boardings, classified advertising lineage and the national consumer confidence index - have all improved.

        Even though the recovery in the Washington area may be slow, the region is strong economically. Christine Chmura, corporate economist for Crestar Bank in Richmond, noted that the office vacancy rate in the Washington area is below that in most metropolitan areas and that unemployment is lower than it is nationally. The indicators that the Greater Washington Research Center uses to forecast economic growth six to nine months from now were up as well, albeit less strongly.

        Increases in the sales of durable goods, in the number of business telephone lines installed, in housing sales, in the Johnston, Lemon Index of local stocks and in the national leading index, produced a modest gain of 0.09 percent in March.

        Overall, the region's performance was described as a year of recovery, as evidenced by the net increase in wage and salary jobs, with the services and government sectors adding the most positions. For 1995, we witnessed further employment gains for the region and a strengthening economy, as the recovery broadened and deepened.

Household Demographics
        One of the more important demographic factors influencing the demand for goods and services is the household. The household is the basic consuming unit in the housing market. It is defined by the U.S. Census as a person or group of people who jointly occupy a dwelling unit and who constitute a single economic unit for the purposes of meeting housing expenses. The household unit can be a family, two or more individuals living together, or a single person.

        The historical household growth patterns help define the region and are shown in the following table. The forecasts were published by Equifax National Decision Systems and were tabulated for them by an econometric modeling service associated with a major university.

        The figures show that the number of households in the region grew at an average annual rate of 2.4 percent during the 1980s. The rate has slowed to about 1.1 percent per year for 1990 through 1995, and is projected to remain relatively constant at 1.1 percent for the next five years. As with the population figures presented earlier, household formation has become negative in the District of Columbia. However, the inner suburbs have showed continued growth with the strongest counties being Fairfax and Montgomery. The outer suburbs had the strongest 1980s and early 1990s growth rates, but are projected to slow to an average annual rate of 3.0 percent.


                               Household Changes
                             1990 Census Estimates
                               Versus 1980 Census

Jurisdiction         Households (Thousands)      Annual Average-Growth Rate (%)
                   1980  1990  1995  2000 Fcst   1980-1990 1990-1995 1995-2000
                                                                       Fcst
District of
Columbia           253.1 249.6 232.4 218.4         -0.1      -1.4      -1.2
Arlington County    71.6  78.5  79.5  81.8          1.0       0.3       0.6
City of Alexandria  49.0  53.3  54.0  53.6          0.9       0.3      -0.2
Central
Jurisdictions      373.7 381.4 365.9 353.8          0.2      -0.8      -0.7
Fairfax County     205.2 292.3 314.8 337.5          4.3       1.5       1.4
City of Fairfax      6.9   7.4   7.6   7.6          0.7       0.5       0.0
City of Falls
Church               4.3   4.2   4.2   4.2         -0.2       0.0       0.0
Montgomery County  207.2 282.2 300.6 320.9          3.6       1.3       1.4
Prince George's
Cnty               224.8 258.0 269.7 280.7          1.5       0.9       0.8
Inner Suburban
Area               648.4 844.1 896.9 950.9          3.0       1.3       1.2
Loudoun County      18.7  30.5  39.5  49.1          6.3       5.9       4.9
Prince William
Cnty                43.8  69.7  77.9  86.8          5.9       2.4       2.3
Cities of Manassas/
Manassas Park        6.9  11.7  12.9  14.1          7.0       2.1       1.9
Frederick County    37.5  52.6  61.3  71.7          4.0       3.3       3.4
Calvert County      10.7  17.0  20.9  24.7          5.9       4.6       3.6
Charles County      21.4  32.9  36.1  39.4          5.4       1.9       1.8
Stafford County     12.2  19.4  24.7  29.1          5.9       5.5       3.6
Outer Suburban
Area               151.2 233.8 273.3 314.9          5.5       3.4       3.0
REGION TOTAL      1173.31459.31536.11619.6          2.4       1.1       1.1

Source: U.S. Census Data Provided By National Decision Systems, Inc. and Market Statistics 1995 Demographics USA

Note: The list of municipalities corresponds to the DC-VA-MD MSA prior to the December 31, 1992 expansion.

        The key items relating to Household (HH) Income and Statistics relating to persons per dwelling unit (DU) are summarized below.

           Selected Household Demographics for the Metropolitan Area

Category                1990      1995      2000      % Change      % Change
                                           Forecast   1990-1995     1990-1995

Average HH Income    $55,693   $67,747   $89,806        21.6%           32.6%
Median HH Income     $46,196   $55,684   $68,889        20.5%           23.7%
Population by HH
Type (1990)          % Family    81.1%   % Non-Family   16.4%
                        HH                 HH
No. Of Persons          One       Two     Three         Four      Five or More
Persons Per DU
(% of Total)            24.9%     30.8%    18.5%        15.3%         10.5%
Characteristics:        Single   Single   Married      Other Family Non-Family
                        Male     Female   Couple        Head           Head
HH Type
(% of Total)            10.5%    14.4%    51.7%        15.4%            8.0%

Source: U.S. Census Data and Projections Provided by Equifax National Decision Systems, Inc.

        Since 1980 there has been a drop in household size and, correspondingly, a growth in the number of non-family households. Married couples continue to represent over 50 percent of the total households. Single person households grew at an annual rate of 2.5 percent and non-family households grew at an annual rate of 6.1 percent during the last decade, while single parent households grew at an annual rate of 3.0 percent during the 1980s. The growth in the single person and non-family household categories of households contributes to housing demand, which generates demand across the economy.

        Another important issue affecting the demand for real estate is household income. The following table shows the percent distribution of income within the different jurisdictions.

1995 Percent Distribution of Household Income

Jurisdiction       Less Than   $25.0-   $50.0-   $75.0-  Over  No. of Household
                     $25K      49.9K    74.9K    99.9K   $100K  (Thousands)
District of
Columbia             31.2      30.8     18.3      9.4     10.3     232.4
Arlington County     17.8      31.1     25.1     13.5     12.5      79.5
City of Alexandria   15.3      32.3     26.7     12.7     13.0      54.0
Fairfax County        7.4      18.5     25.9     21.6     26.6     314.8
City of Fairfax      15.3      33.2     31.5     13.8      6.2       7.6
City of Falls Church 13.4      22.6     27.5     17.0     19.5       4.2
Montgomery County    12.6      25.8     27.2     16.6     17.8     300.6
Prince George's
County               17.4      35.0     28.8     12.6      6.2     269.7
Loudoun County       11.9      27.6     33.8     16.3     10.4      39.5
Prince William
County               10.8      31.9     34.9     15.1      7.3      77.9
Cities of Manassas/
Manassas Park        11.5      33.3     33.2     14.0      8.0      12.9
Frederick County     21.4      36.9     28.2      9.0      4.5      61.3
Calvert County       13.6      23.3     28.1     20.9     14.1      20.9
Charles County       17.8      32.8     31.4     12.8      5.2      36.1
Stafford County      16.1      35.7     31.0     11.9      5.3      24.7
Washington MSA       16.8      29.0     26.4     14.4     13.4    1536.1

Source:  Market Statistics 1995 Demographics USA.

        The metropolitan area as a whole shows a heavy distribution of households with incomes on the high end of the range. Approximately 55 percent of the households have an annual income over $50,000 per year, with 26+/- percent in the $50,000 to $75,000 per year range and 28+/- percent in the $75,000+ range.

        This relationship is not true of the inner suburban areas, which have an overwhelming percentage of households (60 percent) in the under $25,000 and $25,000 to $50,000+/- per year categories.

Retail Sales
        Retail sales and sales growth are also indicators which impact the overall economy. Also, this is an indicator that retailers watch closely. Retail sales provide important insight into regional economic trends and the relative health of surrounding areas. The following table charts historic retail sales trends within the subject's region.

                           Retail Sales Trends (000)
               State of                     State of
Year           Maryland   Baltimore MSA     Virginia     Washington D.C. MSA
1985        $28,863,392     $13,681,848  $33,723,860         $25,219,988
1990        $36,836,986     $17,489,333  $44,840,180         $32,925,657
1993        $40,363,984     $19,610,884  $58,250,982         $39,205,140
1994        $44,183,971     $20,720,649  $62,293,006         $43,632,568
CAGR: 85-94       4.84%           4.72%        6.33%               6.28%
CAGR: 90-94       4.65%           4.33%        6.80%               7.29%

Source: Sales & Marketing Management "Survey of Buying Power" (1986-1995)


        From the survey, it is evident that retail sales within the Washington D.C. MSA have outpaced retail sales in the State of Maryland and the Baltimore MSA. Also, sales in the D.C. MSA have been stronger over the past five years than the State of Virginia. This trend in retail sales bodes well for the regional economy, particularly in the Washington D.C. MSA.

Summary
        The long-term outlook for the metropolitan Washington area continues to be good. The expanding population of the area indicates an increase in demand for goods and services. The trend toward smaller household sizes provides additional demand pressures for new housing. The major factors affecting real property values are sound, and future trends appear to point toward continued economic vitality for the region.

        In the short term, the region has experienced the effects of the recent recession. Total employment in the region declined during the recent recession. However, unemployment levels were moderated by the influence of federal and local government employment and contracts for services. The Washington region continues to have one of the lowest unemployment levels in the United States.

        Overall, we believe that 1996 will be a period of slow growth and steady improvement in the underlying factors affecting the real estate markets. More importantly, we do not anticipate any further downturn in the local economy on the scale of what has occurred in other regions of the country. Many local economists and developers are signaling their belief that the real estate market is strengthening.

        Real estate values are volatile in this climate, with some property values on the increase while other areas remain stable. For the short-term, we expect that real estate values will show improvement in value in certain sectors. For the long-term, the market appears to be sound, with strong demographics and reasonable prospects for increasing values in the future.

Baltimore Metropolitan Statistical Area

Area Definition
        The Baltimore MSA is defined by the U.S. Department of Commerce, Bureau of the Census, to include Baltimore City and the counties of Baltimore, Howard, Anne Arundel, Harford, Carroll, and Queen Anne's. The Baltimore MSA encompasses 2,618 square miles. (Refer to the Baltimore area map on the facing page.) This analysis includes a discussion of the Baltimore area, and then focuses on Howard County.

General Background
        Historically, Baltimore has been an important port and rail center in the mid-Atlantic region while its surrounding counties were generally agricultural in character. The port of Baltimore, formed by the Patapsco River estuary, was the distribution center by which the area's produce and manufactured goods were shipped around the world. World Wars One and Two brought significant new development to Baltimore. The city became a center for war-related industry, with steel mills, oil and gas refineries, and shipyards built along the harbor and surrounding waterways.

        In the decades following World War II, the city of Baltimore suffered the same fate as many other older eastern U.S. cities. With the construction of new highways, the population began to move out to the surrounding counties. Businesses and industries soon followed the workforce to the burgeoning suburbs. Baltimore's historic manufacturing base went into decline, and the old downtown core suffered from a lack of investment.

        In the past two decades, however, both the private and public sector have redirected investment into the city's center. As a result of these efforts, downtown Baltimore has enjoyed a revitalization. The Inner Harbor redevelopment, which includes a festival market on the waterfront, has received national attention. Further, Baltimore has retained its status as an important port, educational and cultural center. Although it faces increasing competition from the Maryland counties that surround Washington, D.C., Baltimore remains the financial, legal, corporate, and political center for Maryland. The Baltimore area lies within 40 miles of the nation's capital, and has benefited from the growth of the Washington metropolitan area.

Economic Forces
        A discussion of economic forces includes such factors as employment, the region's economic base, living costs, income, wage levels, utility costs and the availability of mortgage credit. All of these factors impact the value of real estate.

Employment and the Economy
        The Baltimore area has undergone a difficult transition over the past 30 years, from a manufacturing base to a service economy. The following table illustrates the shift in employment that has occurred from the manufacturing sector to the service sector during the past three decades. The table also shows the change in employment composition, from one weighted towards manufacturing to a more balanced employment mix today.

                                    Table I
                               Employment Trends
                                 Baltimore MSA
                                    (000's)

                     1960     1975       1993         %         %      %
                     Nos.   of Total    Nos. 0     of Total    Nos.   of Total

Construction         37.5      6%        68.5         8%       56.8      5%
Manufacturing       199.0     32%       170.0        20%      108.4     10%
Util./Transp./Post.  55.4      9%        50.0         6%       53.2      5%
Retail/Wholesale    126.7     20%       190.2        22%      251.5     23%
Finance/Insurance    32.8      5%        45.5         5%       73.6      7%
Services             82.8     13%       150.5        18%      343.7     31%
Government           94.8     15%       185.2        22%        8.0     19%

Totals              629.0    100%       859.9       100%    1,095.1    100%
__________________________
Source:    U.S. Department of Labor, Bureau of Labor Statistics

        As illustrated, manufacturing dominated the local economy in 1960, representing 32 percent of all employment. Centered around the port of Baltimore, shipping and steel manufacturing were among the major economic activities in the region. With the redirection of the national economy, many industrial firms such as Bethlehem Steel, General Motors, and Maryland Dry Dock began to contract, and thousand of jobs disappeared. By 1990, manufacturing jobs plummeted to 10 percent of the local workforce. Conversely, the services sector jumped from 13 percent of employment in 1960 to 30 percent in 1990. The decline in manufacturing jobs is likely to continue as the economy moves increasingly toward services, trade, and technology-based employment.

        Today, the private sector economy is broad-based, with services, manufacturing, and technology-related businesses represented. This economic diversity manifests itself in the type of industries based in the region. A list of the largest private sector employers follows. The manufacturing industry still maintains a presence, along with high-tech contractors, educational institutions, public utilities, retailers and financial institutions.

                                    Table II
                           Top Ten Private Employers
                                 Baltimore MSA

        Employers                                       Employees

	Westinghouse Defense & Electronic Center	17,000
        John Hopkins University                         14,467
        Bethlehem Steel Corporation                     10,400
        Baltimore Gas & Electric                         9,022
        C & P Telephone                                  6,680
        Maryland National Bank                           5,536
        Johns Hopkins Hospital                           5,100
        Montgomery Ward & Co.                            4,500
        General Motors GM Assembly Division              4,150
        St. Agnes Hospital                               2,529
        _________________________
        Source:  Baltimore Economic Development Council, 1992


        The Baltimore region is home to four of Fortune's top 500 industrial firms. The firms are listed in order of their sales rank in the Fortune Industrial 500.

                                   Table III
                              Top Industrial Firms
                                 Baltimore MSA

        Company         Major Activity                  Rank

	Black & Decker	Industrial / farm equipment	187
        McCormick       Food / spices                   300
        Crown Central   Petroleum refining              308
        Noxell          Soaps / cosmetics               484
	_________________________
	Source:  Fortune Magazine, 1992


        Government employment is also a major factor in the local economy, with 19 percent of the total jobs. Baltimore is only 40 miles from Washington, D.C., and benefits from its proximity to the nation's capital and its enormous federal government presence. A list of major federal government agencies in the Baltimore region is listed below.

                                    Table IV
                    Major Federal Agencies in Baltimore Area

        Rank    Agency                                  Employees

        1       Fort Meade                              16,300
        2       Aberdeen Proving Grounds                14,000
        3       Social Security Administration          13,900
        4       Health Care Financing Administration     3,000
        5       U.S. Naval Academy                       2,655
        6       Internal Revenue Service                 1,700
        7       U.S. Coast Guard Station                 1,100
	__________________
	Source:  Greater Baltimore Committee, 1990 Greater Baltimore Booklet


        The area's large federal government workforce provides the region with a measure of stability. Baltimore's unemployment rate has traditionally been lower than the national average. However, for the past several years, the rate stood slightly above national norms, evidence that the Baltimore region is lagging the nation in recovering from the recent recession. The following chart shows annual average unemployment rates for the Greater Baltimore area versus the U.S. Although the growth in federal employment has leveled off, forecasters do not anticipate any dramatic cutbacks in U.S. government jobs in the region. Both private sector businesses and government agencies are major users of warehouse facilities in the region, and have contributed to the demand for new warehouse space.

                                    Table V
                        Average Annual Unemployment Rate
                           Baltimore Area versus U.S.

                        Year            Baltimore Area  United States

                        1983            7.8%            9.6%
                        1984            6.2%            7.5%
                        1985            5.1%            7.2%
                        1986            5.2%            7.0%
                        1987            4.7%            6.2%
                        1988            4.5%            5.5%
                        1989            4.0%            5.3%
                        1990            5.1%            5.5%
                        1991            6.6%            6.7%
                        1992            7.6%            7.4%
                        1993            7.3%            6.8%
                        Oct. 1994       5.9%            5.8%
	________________________
        Source: U.S. Department of Labor, Bureau of Labor Statistics: (1994 figures have not been seasonally adjusted).

Income
        The ability of the population within an area to satisfy its material desires for goods and services directly affects the price levels of real estate and can be measured indirectly through retail sales. One measure of the relative wealth of an area is average household disposable income which is available for the purchase of food, shelter, and durable goods. In order to present a comparison of the relative wealth of the component jurisdictions in the Baltimore SMA, we have examined the effective buying income of the region as reported by Sales & Marketing Management's Survey of Buying Power. Effective buying income is essentially income after all taxes, or disposable personal income.

        According to the Survey of Buying Power-1994, the Baltimore MSA had a median household Effective Buying Income (EBI) of $39,612 as of December 31, 1993. Among components, the median household EBI varied from a low of $26,607 in the City of Baltimore to a high of $55,598 in Howard County. The suburbs had a higher effective buying income than did the inner city.

                                    Table VI
                        Effective Buying Income (12/93)
                      Baltimore Standard Metropolitan Area
                             Buying Median (000's)

                                        Power              Household
                                    Total    EBI        Index*      EBI

        BALTIMORE MSA              42,079   ,910        .9771    39,612

        Anne Arundel                8,484   ,934        .2026    48,128
        Baltimore County           13,495   ,081        .3305    41,152
        Baltimore City              9,093   ,318        .2086    26,607
        Carroll                     2,332   ,007        .0503    46,512
        Harford                     3,419   ,084        .0774    44,331
        Howard                      4,667   ,889        .0952    55,598
        Queen Anne's                  587   ,597        .0125    37,673

	*  Moderately Priced Products
	_________________________
	Source:  The Survey of Buying Power Data Service 1993.


        A region's effective buying income is a significant statistic because it conveys the effective wealth of the consumer. The consumer drives the economy, and creates demand for goods and services. This demand generates the need for new housing, office buildings, retail centers, and warehouse space. Nationally, the Baltimore MSA ranks 19th in total retail sales, 20th in effective buying income, and 18th in effective buying power. These statistics pair it closely with Seattle, Washington; Tampa-St. Petersburg; and Riverside, California -- placing the Baltimore MSA in the top five percent of the country.

        Equally significant is the region's growth in total retail sales and effective buying income over the past decade. The following chart tracks this growth.

                                Table VII
                   Income Growth in the Baltimore S.M.A.

                Effective Buying Income         Retail Sales    B.P.I.

        1980            18,877,689              10,287,670      1.0199
        1981            19,532,362              10,486,809      1.0231
        1982            21,077,801              10,537,237      1.0286
        1983            22,817,096              10,864,791      1.0193
        1984            24,169,695              12,872,140      1.0201
        1985            27,124,595              13,681,848      1.0321
        1986            28,921,343              14,264,185      1.2902
        1988            31,205,367              15,959,646       .9923
        1989            34,505,342              16,905,854      1.0102
        1990            36,179,630              17,489,333       .9991
        1991            38,349,432              17,484,100       .9941
        1992            39,799,720              18,446,721       .9800
        1993            42,079,910              19,610,884       .9771
	Compound Annual
        Change 1980-1993    +6.91%                  +5.52%      -0.36%
	Compound Annual
        Change 1988-1993    +6.16%                  +4.21%      -0.31%
	___________________
	Source:  The Survey of Buying Power


        This data shows the growth in consumer wealth in the Baltimore MSA during the past decade. The population of the Baltimore MSA not only has enjoyed an increase in buying power, but spending (as measured by retail sales) in the market has kept pace with this growth. This slow but steady growth is expected to continue in the coming years.

Living Costs
        Living costs in the Baltimore region compare favorably with those in other major cities along the Eastern Seaboard. Baltimore's costs are lower than Atlanta, Washington, D.C., Philadelphia, and Boston. The following table compares the costs among neighboring cities for major expense categories.

                                Table VIII
                        Comparative Living Costs Index
                             Selected Areas 1990


                        All Items    Groceries    Housing    Transportation

Norfolk                 102.2           99.2      100.3         105.6
Greater Baltimore       104.0          104.6      113.0         104.3
Atlanta                 109.0          100.9      115.5         102.0
Washington, D.C.        127.2          107.5      168.0         118.3
Philadelphia            127.7          110.1      142.0         107.7
Boston                  164.1          110.8      325.5         105.1
_________________________
Source:  American Chamber of Commerce, Inter-City Cost of Living Index


Labor Costs
        Labor costs are an important consideration for employers. The following chart shows the labor costs for selected activities, specifically those that relate to manufacturing and warehouse users. Labor costs in the Baltimore area compare favorably with other major cities on the East Coast.

                                 Table IX
                        Greater Baltimore Wage Rates
                         Selected Activities, 1990

                                        Range of Hourly Earnings

Manufacturing Activities
	Maintenance Mechanics		$12.97 - $14.66
        Maintenance Workers             $ 7.77 - $10.06
        Material Handling Workers       $ 6.78 - $12.01
	Tool and Die Maker		$13.75 - $17.01

Distribution Activities
	Motor Vehicle Mechanics		$13.00 - $13.75
        Truck Drivers                   $10.09 - $15.11
        Warehousemen                    $ 9.66 - $13.77
_________________________
Source:  U.S. Department of Labor, Bureau of Labor Statistics, 1989

Utility Costs
        The costs of utilities also are a key consideration for commercial and industrial users. The Baltimore region has an extensive public utility system. Baltimore Gas & Electric Company provides natural gas and electricity service to the region. Its monthly bill for a 5,000 kilowatt industrial user averaged $70,000 in 1989, versus $81,000 in Washington, $108,000 in Pittsburgh, and $129,000 in Philadelphia. Consequently, electricity costs are more affordable than neighboring regions. The region has an abundance of water resources with a system of reservoirs providing the majority of the area's water. Public water and sewer services are provided by each jurisdiction. Chesapeake & Potomac Telephone (C&P) provides local telephone and telecommunication services. All utility companies have sufficient capacity to meet anticipated growth.

Social Trends
        Population characteristics are the major indicator of social trends. Trends in population have a significant influence on real estate values. Specifically, the rate of growth or decline in an area's population base is an important indicator of change within a regional economy. This has a direct effect on real estate values. Since the supply of land is fixed, the demand for real property will be affected by an increase or decrease in the population base. An increase in population drives demand for new housing, highways, services, and products, which in turn, drives up real estate values. A decrease in population may result in a decline in real estate values.

        From 1980 to 1992, the region had a 10.9 percent increase in population. This contrasts with a national increase of 13 percent. However, the population increase was not uniform throughout the Baltimore region. As the following table indicates, Howard County led the region with a robust 71.2 percent population gain, or 84,421 persons, increasing from 118,579 to 203,000. The city of Baltimore saw its population decline, by 7.8 percent or 61,775 persons, from 786,775 to 725,000. This trend of population draining from the city to the suburbs began in the 1950s, and is expected to continue as residents opt for lower taxes, better schools, and less congestion. The counties located to the west and south of Baltimore, in what is known as the Baltimore/Washington corridor, have led population growth, with Anne Arundel, Howard and Carroll counties all increasing by fifteen percent or more since 1980. Businesses tend to follow the population, opting for the lower land costs and easier highway access in the suburban counties. Howard County has been a beneficiary of this trend, as the figures indicate.

                                Table X
                           Population Changes
                               1980 - 1992

                              Population       Change
                                1992            1980       Amount    Percent

BALTIMORE M.S.A.               2,442,400     2,201,436     240,964     10.9

Anne Arundel County              441,900       370,922      70,978     19.1
Baltimore County                 709,500       655,675      53,825      8.2
Baltimore City                   725,000       786,775    - 61,775    - 7.8
Carroll County                   131,300        96,330      34,970     36.3
Harford County                   195,700       145,993      49,707     34.0
Howard County                    203,000       118,579      84,421     71.2
Queen Anne's County               36,000        27,162       8,838     32.5
_________________________
Source:  Bureau of the Census 1991; Demographics USA 1993


        In addition to the relationship between changes in population and property values, there are other social factors which should be examined. For example, the average household size within an area, when considered along with population trends, gives an indication of potential demand for housing and other goods and services.

        The average household size can also have a significant influence on property values. An increase in household size may signal a young, growing community with a likely demand for more schools, child care facilities, medical facilities, etc. Conversely, a decline in household size may indicate an aging population thus the average household size should be examined in conjunction with population trends. Table XI following shows the changes in the number of households in the Baltimore MSA from 1980 to 1992. While there was an 10.9 percent increase in metropolitan area population since 1980, there was a 14.5 percent increase in the number of households region-wide.

        However, during the same period, the average household size decreased from 2.79 to 2.64 persons per household. In short, the trend is toward smaller households, but an increase in the number of total households. This change is due to a number of factors including more single persons, later parenthood, smaller family size, and a growing elderly population. There are more persons living in smaller households than ever before. The trend will likely increase the demand for goods and services, which will likely strengthen the demand for warehouse space as well as other property types.

                                Table XI
                             Household Trends
                       Baltimore Metropolitan Area
                               1980 - 1992

                          Number of                               Size of
                         Households         Change              Households
                        1992      1980    Number  Percent        1992    1980

BALTIMORE S.M.A.     904,000   789,750   114,250   14.47%        2.64    2.79

Anne Arundel         154,200   128,900    25,300   19.63%        2.76    2.99
Baltimore County     276,600   247,000    29,600   11.98%        2.52    2.68
Baltimore City       272,400   277,700    -5,300  - 1.91%        2.58    2.74
Carroll County        45,200    32,900    12,300   37.39%        2.84    3.02
Harford County        68,200    49,300    18,700   37.93%        2.83    3.06
Howard County         74,300    45,100    29,200   64.75%        2.71    2.94
Queen Anne's County   13,300     8,850     4,450   50.28%        2.68    2.84
_________________________
Source:    United States Census, 1991; Demographics USA, 1993.

        In conclusion, the population of the region is increasing at an average rate close to the national average. Household size is decreasing, but the total number of households is increasing. This trend is expected to continue, which will increase the demand for goods and services, and have a positive impact on real estate values in the long-term.

Environmental Conditions
        The environmental conditions that impact the value of real estate include both natural and man-made attributes. These include climatic conditions, soil and topography, toxic contaminants, natural barriers, and transportation systems.

Terrain and Climate
        Baltimore's elevation at 155 feet above sea level lies in a region midway between the rigorous climates of the North and the mild ones of the South. It is also adjacent to the modifying influences of the Chesapeake Bay and the Atlantic Ocean. Since this region is near the usual path of the low-pressure systems that move across the country, shifts in wind direction are frequent and contribute to the changeable character of the weather. The net effect of the Appalachian Mountains to the west and the ocean to the east is to produce an equable climate compared with other climates farther inland at the same latitude.

        Rainfall at 40 inches per year is fairly uniform throughout the year but is greatest in the late summer and early fall. This is also the time of potential hurricanes and severe thunderstorms. In summer, Baltimore is influenced by the great high pressure system known as the Bermuda High. This high brings a constant flow of warm, humid air masses from the Deep South. These air masses, as well as the proximity to water, account for the high humidity here. The temperature reaches 90 degrees on 31 days. Winters are moderate with an average of 22 inches of annual snowfall. There are typically no zero degree days, and 100 days when the temperature reaches freezing. Overall, the area has an moderate, four-season climate, typical of the Middle Atlantic coastal region. According to the Places Rated Almanac,1 Baltimore is ranked 122 of 333 metropolitan areas for desirability of climate.

Transportation

        Baltimore is centrally located in the mid-Atlantic region and has good access to major markets along the East Coast and in the Midwest. The area is served by an extensive transportation network which consists of highways, rail-lines, an airport, seaport, and public transportation.

        The Baltimore MSA is traversed by a series of multi-lane highways. Interstate 95 runs north-south connecting the Mid-Atlantic corridor to other
coastal regions.   Along with the Baltimore/Washington Parkway, I-95 provides a link between the Baltimore and Washington beltways. The proximity to I-95 has encouraged the development of many industrial parks, particularly in Howard County. Interstate 83 provides access to New York and Canadian markets. Interstate 70 connects the Port of Baltimore with Pittsburgh and the Midwest. Finally, all major arterials are accessible from Interstate 695, Baltimore's five-lane circumferential beltway. Access to major interstate highways is a major consideration for industrial users. The following chart illustrates Baltimore's proximity to the East Coast and Midwest markets.

                Highway Distances from Baltimore
                                (Miles)

                Washington, D.C.                40
                Philadelphia                    96
                Richmond                       143
                New York                       196
                Pittsburgh                     218
                Boston                         392
                Chicago                        668
_________________________
Source:  Department of Economic and Community Development, State of Maryland

        The Baltimore region is served by five major and three short-line railroads including AMTRAK, CSX, CONRAIL, and Norfolk Southern Railroad. Nearly 610 railroad route miles traverse the region. CSX, Conrail and Norfolk Southern carry freight throughout the region to points north, south and west. AMTRAK passenger service, originating out of Baltimore's Pennsylvania Station, provides access to the Northeast corridor including Washington, Philadelphia, New York and Boston. Three commuter trains operated by MARC/CSX, connect Baltimore's Camden and Pennsylvania Stations to Washington's Union station.

        Baltimore's buses connect nearly 80 miles of the city and provide access to Annapolis, Maryland's State Capitol. The newly completed subway system links Baltimore's downtown region with the northwesterly suburbs, traveling 14 miles, originating at the Inner-Harbor and terminating at Owings Mill. A multi-million dollar addition has been approved that will extend the existing subway from the Inner-Harbor to John Hopkins Hospital. A new, 27-mile long light-rail system is under construction which will connect Hunt Valley to the north with Glen Burnie to the south, with a spur to BWI Airport.

        The Baltimore/Washington International Airport (BWI) is located in the southerly portion of the Baltimore MSA in Anne Arundel County, ten miles from downtown Baltimore. This modern airport hosts 18 passenger airlines that provide direct air service to 135 cities in the United States and Canada. BWI also provides service to air-freight carriers with its 110,000 square foot air cargo complex. When compared with Dulles and Washington National Airport, BWI services 28.6 percent of commercial passengers, 38.1 percent of commercial operations and 57.3 percent of freight customers originating in the Baltimore/ Washington area. BWI has spawned the development of 15 new business parks and several hotels, and has created nearly 10,000 jobs.

        Baltimore's water port stretches over 45 miles of developed waterfront and reaches a depth of 42 feet. With its six million square feet of warehouse and five million square feet of cold storage, the port serves 4,000 vessels yearly. These extensive facilities can accommodate general, container, bulk and break-bulk cargos, making it the second busiest containerized cargo port in the Mid-Atlantic and Gulf coast regions.

Summary
        The Baltimore region has a diverse economic base. Historically a manufacturing center, its industrial base has shrunk over the past 30 years. The service sector has grown and has a major share of the local employment mix. Government is also a significant employer, and provides a measure of stability to the region's economy. The population of the region is growing moderately at a rate that is slightly below the national average. However, the suburban counties have grown dramatically in the 1980s, as residents move to the less-congested suburbs. The region has an extensive transportation system with major interstate highways, a port, and international airport. It is well-located along the mid-Atlantic coast, enabling it to serve major markets.

        The long-term outlook for metropolitan Baltimore is generally positive. The economic trends of the past thirty years have profoundly changed the economy of the Baltimore MSA. The service sector has begun to fill the void left by the decline of heavy industries. The manufacturing industries, after a long period of contraction, have begun to stabilize, and will continue to play a important role in the region's economy.

Baltimore-Washington Area
        The subject is part of the Baltimore-Washington Common Market. This is an unofficial designation for the metropolitan statistical areas (MSAs) of Washington and Baltimore, and St. Mary's County in southern Maryland. This 6,948 square mile region stretches from the Maryland/Pennsylvania border on the north to the lower Potomac River on the south; from the Chesapeake Bay on the east to the Appalachian Mountains on the west.

        Historically, the federal city of Washington, D.C., and the industrial town of Baltimore have been apart, not only geographically but also socially and economically. Over the past decade, however, Baltimore, Washington, and their surrounding counties have grown towards one another through a combination of shared physical and institutional infrastructure, and labor and economic resources.

        Washington, whose economy has historically centered around the Federal government, and Baltimore, whose economy was founded upon shipping and manufacturing, are forging a new economic alliance that combines the traditional strengths with today's growth industries. In many ways, the boundaries between Washington and Baltimore have been blurred and today, many look upon Baltimore and Washington as one consolidated market.

        In fact, in 1992, the U.S. Census Bureau officially recognized the Common Market as a single metropolitan area by designating the MSA's of Baltimore and Washington as a Consolidated Metropolitan Statistical Area
(CMSA). The CMSA designation requires that the urbanized elements of the two MSA's be contiguous and that ten percent of the resident working populations commute between the two cities. In 1980, the common market was just below CMSA status, needing an additional 1,200 commuters.

        As consolidated, Washington, the 9th largest MSA nationally, and Baltimore, the 17th largest MSA, join the ranks of the New York, Los Angeles and Chicago metropolitan areas as one of the largest and wealthiest urban areas in the country. The list below ranks the Baltimore-Washington market among the country's leading CMSA's:

                        CMSA's Ranked by Population
                      and Number of Households (000's)
                              (As of 12/31/92)

                                                Population      Households

1.      New York/No. New Jersey/Long Island     18,131.2        6,602.8
2.      Los Angeles/Anaheim/Riverside           15,109.6        5,064.4
3.      Chicago/Gary/Lake County                 8,150.0        2,930.4
4.      Baltimore-Washington                     6,459.6        2,400.4
5.      San Francisco/Oakland/San Jose           6,434.8        2,380.6
6.      Philadelphia/Wilmington/Trenton          5,986.2        2,185.9
7.      Detroit/Ann Arbor                        4,689.5        1,733.5
8.      Dallas/Ft. Worth                         4,061.9        1,513.1
9.      Boston/Lawrence/Salem                    3,785.8        1,409.5
10.     Houston/Galveston/Brazoria               3,784.7        1,354.4
_________________________
Source:	Sales and Marketing Management, Survey of Buying Power - 1993.


        Impressive in terms of its size, the population of the Baltimore-Washington common market is also young, affluent and well-educated. Nearly 36 percent of all household heads and one-half of all workers are under the age of 35 while the household Effective Buying Income of the 2.4 million families in Baltimore-Washington is the highest in the country. The combined region has the largest number of engineers and scientists per capita and 30 percent of the work force has college degrees, nearly twice the national average.

        This educated population is well-suited for the growing number of technical and service sector jobs available in the Baltimore and Washington economies. During the past decade, the technical and service sectors have surpassed the federal government in Washington, and the manufacturing sector in Baltimore as leading employers. Growth in areas such as high-tech, research and development, bio-technology, finance, insurance, real estate and construction has led to the addition of 688,600 new jobs since 1982, an increase of 22 percent. This growth rate is nearly 50 percent above the national average.

        These industries have played a large role in physically closing the gap between Baltimore and Washington. Only 20 miles from Beltway to Beltway, the Baltimore-Washington corridor has become filled with firms seeking affordable land, access to a comprehensive transportation network, close proximity to an urban center, and access to the federal government.

        Another important factor in the development of the Baltimore-Washington corridor has been the allure of federal procurement contracts originating from Washington D.C. During the 1980s, government policies called for wide-ranging privatization of goods and service resulting in over $194 million in Federal procurement contracts. Spending growth in this area has been significant, increasing 75 percent nationally and over 110 percent locally. Goods and services purchased range from research and development, to aeronautics and space technology, and from data processing services to supplies and equipment.

        Over 22,000 miles of public roads traverse the Baltimore-Washington region, including six interstate highways. Baltimore and Washington are linked by Interstate 95 and the Baltimore-Washington Parkway and both cities are circled by beltways. These highways link the region's seaports and airports and provide a distribution network that links the region to other southern, northern and western markets.

        The economic boom experienced in the Baltimore-Washington market from 1984-1989 resulted in a commensurate real estate boom. At the end of 1992, the office inventory in the combined markets totaled over 300 million square feet, ranking the Baltimore-Washington market 5th internationally behind Manhattan, Los Angeles, Chicago and London.

        In terms of the industrial market, the Baltimore-Washington region has about 85 million square feet of warehouse and flex space, with bulk distribution space dominating in the Baltimore area, and office-warehouse and flex space predominate in the Washington area.

        Within the Common Market, Baltimore's competitive advantage will continue to be its more affordable commercial and residential neighborhoods, its extensive warehouse market, and its active port.

Conclusion
        Laurel Centre's current level of retail activity and future expansion are strongly supported by the region's consolidation and underlying economic well-being. Population growth, additional household formation and good employment levels all bode well for Laurel Centre. In a following section we will discuss its competitive position in the market and identify those demographic trends which continue to influence and shape its trade area.



                             NEIGHBORHOOD ANALYSIS

General
        The subject property is located in the City of Laurel in Prince George's County, Maryland. The City of Laurel, comprising a total area of approximately 225 square miles, is actually an integral part of a larger economic and geographic entity known as the Baltimore-Washington Corridor
(BWC). Laurel's central location, equidistant from these two major urban centers, places it in an important position in terms of benefiting from the dynamic growth and diversification within the corridor.

Land Use Patterns
        The subject's central corridor location, less than three miles from both Interstate 95 and the Baltimore-Washington Parkway, has been the focus of intense commercial, residential and industrial development. These two interstates, together with U.S. Route 1 and Route 29 provide four major north/south connectors running through Laurel. As such, major corporations and developers have been attracted to the area's extensive highway system.

        The area immediately surrounding and directly influencing the subject is essentially a balanced blend of commercial and residential land uses. The principal retail influence in the immediate area is the Laurel Centre itself.

Market Activity
        A discussion of area market activity is contained in the Retail Market Analysis section of this report.

Summary
        In summary, the subject's environs present a balanced and complementary mix of land uses. The Laurel Centre remains the area's dominant retail complex. Other retail facilities serve to add additional drawing power to the area, although also drawing away sales from the subject over the past year. The residential back-up is expanding and houses a population with mean income levels above national standards. Overall, access to the area is good. Based on our analysis, it is our opinion that the prospects for real appreciation in area real estate values remains relatively good into the foreseeable future. In the Retail Market Analysis section of this report, we have compiled and analyzed other detailed demographic information so as to qualify our conclusions as to the continued economic viability of the Laurel Centre Mall.



                             RETAIL MARKET ANALYSIS

Trade Area Analysis

        Overview
        A retail center's trade area contains people who are likely to patronize that particular property. These customers are drawn by a given class of goods and services provided by a particular tenant mix. The fundamental drawing power comes from the strength of anchor tenants at the center, as well as the national, regional, and local tenants which complement and support the anchors. A successful combination of these elements creates a destination for customers seeking a variety of goods and services, as well as comfort and convenience of an integrated shopping environment.

        In order to define and analyze the market potential for a property such as the subject, it is important to first establish boundaries of the trade area from which the subject will draw its customers. In some cases, defining the trade area may be complicated by the existence of other retail facilities on main thoroughfares within trade areas that are not clearly defined, or whose trade areas overlap with that of the subject. Therefore, transportation and access, location of competition, and geographical boundaries tend to set barriers for the subject's potential trade area.

Scope of Trade Area
        Traditionally, a retail center's sales are principally generated from within its primary trade area, which is typically within reasonably close geographic proximity to the property itself. Generally, between 55.0 and 65.0 percent of a center's sales are generated from within its primary trade area. The secondary trade area generally refers to more outlying areas which provide less frequent customers. Residents within the secondary trade area would be more likely to shop closer to home due to time and travel constraints. An additional 20.0 to 25.0 percent of a center's sales will be generated from secondary areas. Finally, tertiary or peripheral trade areas refer to more distant locations from which occasional customers reside. These residents may be drawn to the center by a particular service or store which is not found locally. Industry experience shows that between 10.0 and 15.0 percent of a center's sales are derived from customers residing outside the trade area. This potential is commonly referred to as inflow.

Trade Area Definition
        A complete discussion of the subject's potential trade area is beyond the scope of this assignment. Our Original Appraisal provided a detailed analysis of the potential boundaries for the subject's potential draw, along with complete discussions of area competition. The analysis concluded that Laurel Centre's primary and secondary trade areas most closely resemble those zip codes presented in a study by Hollander Cohen & McBride (1994) and Stillerman & Jones (1992). This trade area has been identified as containing a total of 26 zip codes, plus an additional 37 zip codes from tertiary regions.

                 TABLE ILLUSTRATING DEMOGRAPHIC STATISTICS FOR
                        LAUREL CENTRE (LAUREL, MARYLAND)

        The Primary Market segment, which generally falls within a 10-mile radius of the center, includes the major zip code communities of Laurel, Beltsville, College Park, and Severn, as well as parts of Silver Spring (west), Bowie (south), and Columbia (north). In the 1993 Stillerman survey, it was estimated that approximately 68.0 percent of the subject's shoppers reside within the Primary Market area. The latest 1994 Hollander survey estimates that 50.0 percent of Laurel's customer base live in the Primary Market area. Laurel Centre's Primary Market zip codes are as follows:

                               Primary Trade Area
                        Zip Code        City/Location
                        20707           Laurel
                        20708           Laurel
                        20723           Laurel
                        20724           Laurel
                        20770           Greenbelt
                        20705           Beltsville

                        Source:  Hollander Cohen & McBride

        The Secondary Market is divided into two parts. The South Secondary segment includes Upper Marlboro, Bowie, Lanham-Seabrook, Greenbelt, and four major Hyattsville zip codes. Approximately 13.0 percent of Laurel's shoppers live in the South Secondary Market. The North Secondary Market consists of two major zip codes in Columbia and Ellicott City, a portion of South Baltimore, and a few smaller communities. About 6.0 percent of customers reside in these areas. The remaining 13.0 percent of Laurel's shoppers are from outside the defined trade area; otherwise known as Inflow. The following chart lists Secondary Market zip codes:


                          Secondary Trade Area
                Zip Code        Zip Code        Zip Code
                20706           20782           21045
                20715           20783           21113
                20716           20784           21114
                20737           20794           21144
                20740           20866           20002
                20755           20904           20772
                20905

                Source:  Hollander Cohen & McBride

        We have utilized this zip code-based survey in order to analyze the subject's trade area. To lend additional perspective, we have separated the trade area into the Primary and Secondary segments. The table on the Facing Page presents an overview of the subject's Primary and Secondary trade areas as reported by Equifax National Decision Systems. A complete report is included in the Addenda to this appraisal.

Population
        Over the course of the past five years, population within the Primary Trade Area has been growing at a compound annual rate of 0.92 percent per year. Current estimates show a Primary Market population of 117,233. Through 2000, population is projected to grow at an annual rate of 1.10 percent per year. Population within the Secondary Market is estimated at 506,680 and has been growing at a rate of 0.76 percent per annum since 1990. Secondary Market population growth is forecasted to grow by 0.63 percent per year through 2000.

        The graphic on the following page presents forecasted population growth within the subject's Primary and Secondary trade areas over the next five years. As can be seen, areas to the north in Laurel and Jessup are projected to see the highest growth. The majority of the trade area is expected to see only moderate growth through 2000. Nonetheless, it is important to recognize that this total trade area contains nearly 625,000 people with significant aggregate purchasing power and few destination retail establishments of Laurel Centre's caliber.

Household Trends
        Household formation within the subject's Primary Trade Area has been growing at a faster pace than population growth. This is a national phenomenon generally brought on by higher divorce rates, younger individuals postponing marriage, and population living longer on average. Between 1990 and 1995, the Primary Trade Area added 4,416 households, a 10.0 percent increase or 1.92 percent per year. Over the next five years, household formation is projected to increase at an annual rate of 1.39 percent per year.

        Household formation is an important statistic for retailers in that household units provide the demand necessary for the purchase of goods and services. With household persons per household is declining. Accordingly, household size is forecasted to continue to decrease from its present figure of
2.41 persons per unit, to 2.37 persons per household in 2000.

Trade Area Income
        Another significant statistic for retailers is the income potential within the Primary Trade Area. The subject's Primary Market shows an average household income of about $59,165, with median income of $51,263 and per capita income of $24,909. The Secondary Market has an average household income of $61,567. By comparison, the United States has an average household income of about $46,791.

        Provided on a following page is a graphic presentation of average household income within the Primary and Secondary trade areas of the subject's market. As can be seen, areas to the west and other secondary areas have the highest levels of income.


      MAP DEPICTING PERCENTAGE POPULATION GROWTH IN LAUREL CENTER'S TOTAL
                          TRADE AREA FROM 1995 TO 2000


            MAP DEPICTING ESTIMATED AVERAGE 1995 HOUSEHOLD INCOME IN
                        LAUREL CENTER'S TOTAL TRADE AREA

Retail Sales
        Retail sales and sales growth are also indicators which retailers watch closely. Retail sales provide important insight into regional economic trends and the relative health of surrounding areas. The following table charts historic retail sales trends within the subject's region.

                           Retail Sales Trends (000)
            Prince George's                     State of      Washington
Year            City         Baltimore MSA      Maryland       D.C. MSA
1985         $5,175,984      $13,681,848      $28,863,392     $25,219,988
1990         $6,260,391      $17,489,333      $36,836,986     $32,925,657
1993         $6,538,594      $19,610,884      $40,363,984     $39,205,140
1994         $6,747,561      $20,720,649      $44,183,971     $43,632,568
CAGR: 85-94       2.99%            4.72%            4.84%           6.28%
CAGR: 90-94       1.89%            4.33%            4.65%           7.29%

Source: Sales & Marketing Management "Survey of Buying Power"

        From the survey, it is evident that retail sales within Prince George's County have been growing at a compound annual rate of 1.89 percent since 1990, significantly lower than the Baltimore MSA and Washington D.C.

Subject Property Sales
        While retail sales trends within the MSA and region lend insight into the underlying economic aspects of the market, it is the subject's sales history that is most germane to our analysis.

Mall Shop Sales
        Sales reported for mall shops at the subject property can be broken down into various components, including total shop sales, comparable or same-store sales (mature sales), and new store sales. Total mall shop sales include new tenants, mature tenants, and those tenants which are terminated during the year. The following table tracks sales at the subject property based upon total mall shop GLA.

                            Subject Mall Shop Sales

              Total Sales              Applicable       Sales Per
Year             (000)     % Change       GLA            Sq. Ft.       % Change
1986            $45,600         --       216,030         $211.08           --
1987            $49,440       8.42%      226,450         $218.34         3.44%
1988            $53,479       8.17%      217,174         $246.25        12.78%
1989            $58,939      10.21%      218,595         $269.63         9.49%
1990            $61,328       4.05%      236,746         $259.05        -3.92%
1991            $57,554      -6.15%      236,746         $243.10        -6.16%
1992            $61,737       7.27%      250,292         $246.66         1.46%
1993            $62,732       1.61%      249,321         $251.61         2.01%
1994            $61,261      -2.34%      248,767         $246.26        -2.13%
1995            $57,326      -6.42%      248,767         $230.44        -6.42%
CAGR: 86-95          --       2.58%           --              --         0.98%
CAGR: 90-95          --      -1.34%           --              --        -2.31%

Includes all mall shop sales; does not reflect mature or same-store sales.

        Aggregate mall shop sales have increased at a compound annual rate of
2.58 percent per year since 1986. In this regard, sales increased from approximately $45.6 million in 1986 to $57.3 million in 1995. Abstracting a unit rate for each year based upon total reporting GLA, sales in 1995 reportedly declined to $230.44 per square foot. This figure is skewed, however, due to the inclusion of partial year tenants, both new and terminating stores.

        A better gauge of mall shop sales can be measured by same-store or "Mature Sales" as reported by Shopco. These comparable store sales reflect annual performance for stores open and reporting sales for the full prior year period. The following chart shows "Mature Sales" for the subject property.

                        Mature Store Sales
                Year    Sales Per Sq. Ft.       % Change
                1991        $284.60                   --
                1992        $283.70                -0.32%
                1993        $286.30                 0.92%
                1994        $281.20                -1.78%
                1995        $257.20                -8.53%

Includes mature store sales only; excludes new tenants & terminated tenants.

        From the data, it is clear that same-store sales at the subject property have been eroding over the past two years, declining to approximately $257.20 per square foot in 1995. This is an 8.53 percent drop from 1994 mature sales of $281.20 per square foot. Some of the decline can be attributable to changes in occupancy levels and tenant changes within the mall, as well as the overall decrease in sales over 1994.

Department Store Sales
        Department store sales at the subject property reportedly reached $70.8 million in 1995, reflecting a -4.2 percent decrease over 1994 figures. The indicated overall sales average per square foot is $170. The following chart shows a history of anchor store sales for the subject.

                           Subject Anchor Sales (000)

Year        Montgomery Ward    JCPenney        Hecht's (Estimate)      Total
1987           $19,300          $18,391             $21,100            $58,791
1988           $20,645          $18,319             $23,000            $61,964
1989           $21,591          $19,720             $24,840            $66,151
1990           $23,564          $20,057             $25,586            $69,207
1991           $25,962          $17,980             $24,759            $68,701
1992           $26,176          $20,383             $24,702            $71,261
1993           $27,159          $21,027             $25,029            $73,215
1994           $26,645          $21,989             $25,236            $73,870
1995           $24,000          $20,541             $26,245            $70,786
CAGR: 87-95      2.76%            1.39%               2.77%              2.35%
CAGR: 90-95      0.37%            0.48%               0.51%              0.45%

        As can be seen, department store sales have grown at a compound annual rate of about 2.35 percent per year since 1987. Montgomery Ward has shown the strongest overall growth at 2.76 percent, while JCPenney has had growth of 1.39 percent per annum. Hecht's sales are yearly estimates by management. JCPenney is the only anchor included in this appraisal. Both Montgomery Ward and Hecht's are separately owned and not a part of this valuation.

Primary Competition
        As further discussion of the subject's position in the market, it is necessary that we briefly review the nature of area competition. The subject property competes most directly with The Mall in Columbia and Annapolis Mall.

        The Mall in Columbia is a Rouse development that opened in 1971; renovated in 1981. It serves as the retail hub of the planned community of Columbia, Maryland which is located approximately 10+/- miles north of the subject at Routes 29 and 175. The property contains approximately 876,000+/- square feet and includes 190+/- specialty shops and three anchor stores:
Hecht's (152,100 SF), Sears (121,000 SF), and JCPenney who will occupy the former Woodward & Lothrop store (164,700 SF) as of August 1996. The mall is very successful and its market has good growth potential given its position in the Baltimore-Washington Corridor. Rouse has been planning a fashion-oriented redevelopment here, with Nordstrom, Macy's, and Lord & Taylor as potential candidates. A store has yet to be named and the owner is non-committal as to a start date. Nonetheless, while the mall is in need of some renovation work, it is a strong performing property. Recent discussions suggested that Nordstrom was the likely candidate for addition to the property. However, a recent article quoted Rouse as saying that expansion plans were on hold and that they were pursuing other "big box" opportunities in the area. This property clearly provides a barrier to the subject's potential draw of customers from north of Laurel.

        Annapolis Mall, at Routes 178 and 450 in Annapolis, Maryland, was originally built in 1980 by May Centers, Inc. It is a one-level, super-regional shopping center with 130+/- specialty stores and four anchors:
Hecht's (156,029 SF), JCPenney (83,695 SF), Montgomery Ward (127,296 SF), and Nordstrom (152,766 SF). Annapolis Mall completed an expansion and renovation program in 1994 which included the addition of Nordstrom, a new food court, and about 103,000+/- square feet of mall shop GLA. Total GLA is now 964,900+/- square feet, with estimated sales of over $350 per square foot, up from $300 per foot in 1992. The property is situated about 15+/- miles southeast of the subject site and is considered to be one of the dominant malls in the region. The Annapolis Mall is the primary barrier to the east and southeast of the subject's potential trade area.

        These two properties compete most directly with Laurel Centre and create formidable boundaries to the subject's potential trade area; Annapolis Mall to the south and east; The Mall in Columbia to the north. Other regional malls within the region include Wheaton Plaza (15+/- miles west), Montgomery Mall in Bethesda (17+/- miles southwest), and Lakeforest Mall in Gaithersburg (19+/- miles west). These centers, as well as those found closer-in to Washington D.C. form the southern and western boundaries of the subject's trade area.

Proposed Competition
        There have been two projects under planning which would compete directly with the subject property if built. Konterra is a highly speculative project located south of Laurel along Interstate 95. Bowie Town Center is a proposed mall to be sited at Interstate 595 and Route 301 near Mitchellville Road. These projects have been in the planning stages for several years now and continue to be speculative.

        The Konterra project is a long-term development proposed to evolve over a 25 to 30 year period. This "mini-city" development is located south of Laurel on a 2,000+/- acre site which straddles Interstate 95. According to the conceptual plan, the project provides for the following scenario: Office Development (10.0+/- million square feet on 475 acres); Light Industrial/R&D Park (5.0+/- million square feet on 350 acres); Residential Areas (6,000+/- dwelling units); and Retail (2.0+/- million square feet). In addition, nearly 310+/- acres are reserved for special use development. Phase I of the project is the Business Campus section on 45+/- acres which is to be developed mainly for research and development users.

        The ultimate success of this project and, more particularly related to the retail segment, rests with completion of the Inter-County Connector which has been proposed to traverse the site. This part of the project has been bogged down in environmental review and the State Highway Department continually revises the proposed route. Funding of the roadway has still not been appropriated and it is reported that no state funding can be given at this time. The City of Laurel planning office has stated that this entire project, if it is ever to be built, is probably 10 to 15 years away. The mall portion of the development would be developed by Taubman Companies and encompass 1.5+/- million square feet on 200+/- acres. Visibility and access would be gained via Interstate 95 and the proposed Inter-County Connector. The major obstacle to this development is the continued debate and opposition to the Connector.

        The other proposed project is Bowie Town Center, a large-scale mixed-use development which is being built by a number of developers. Upon full build-out, Bowie will include 11+/- office buildings with 1.3-1.4+/- million square feet of space, 1,340+/- residential units, 250+/- hotel rooms, and a 1.5+/- million square foot, 5-anchor super-regional mall. Four office buildings are already completed and some of the residential units have been completed.

        In December 1990, the DeBartolo Corp. purchased the mall site from the Mark Vogel Company. While DeBartolo has announced plans for a 1.2-1.5+/- million square foot mall, no specific plans have been submitted for development. A conceptual plan design has been approved which identifies general square footage, access points to the property, and general land uses proposed. However, no approvals or permits have been issued and we are advised that the owner is currently working on concepts for alternative uses with the city in the event this project should fail. Some site work has taken place to channelize a stream and there exists outstanding issues such as wetlands, flood plain, and traffic mitigation which need to be resolved before this project can go forward.

        Bowie Town Center will be located at Interstate 595 and Route 301, near Mitchellville Road in Bowie, approximately 10+/- miles southeast of the subject property. If this project should come to fruition, it will have a direct impact on Laurel Centre's draw from areas to the south and east. The Bowie Planning Department has suggested that DeBartolo has yet to get commitments from any major anchor tenants and that no plans will be submitted until they do. Even if approvals are obtained in 1996, the city planning department does not believe this project will be completed before 1998. With uncertainty surrounding the retail industry and DeBartolo having problems anchoring the project with department store commitments, we believe this project to be at least four years away from being developed. As suggested, DeBartolo is also pursuing other possible uses for the site.

        Finally, a joint venture between Simon Properties and Triple Five Group (Canada) have announced that plans are going forward to develop their mega-mall in Silver Spring, Maryland (Montgomery County). The mall will incorporate existing retail development in downtown Silver Spring and add various entertainment components much like the Mall of America and West Edmonton Mall in Alberta. Unlike the Kontera project, this development has enjoyed strong community support and is likely to come to fruition. Although the mega-mall is not considered to be a direct threat to the subject, it could have some influence. The progress of this development should alleviate the threat of Kontera ever being built due to Kontera's heavy reliance on Montgomery County shoppers.

Secondary Competition
        The subject property is also influenced to some degree by secondary competition within the Washington-Baltimore Corridor and surrounding areas. Wal-Mart/Sam's Club opened (2.5+/- miles from the subject) in October 1994 and has had some impact on sales. Wal-Mart is competitive on price and service and carries a variety of products. This center is situated at Route 198 and the B.W. Parkway.

        Laurel Lakes Centre at Route 1 and Cypress is a power center which was built in 1985 and contains about 465,509+/- square feet. Anchors include Kmart, Hechinger, Safeway, Theatres, Evan's, Kids R Us, and T.J.Maxx. This property, while competitive to the subject, also acts as an additional draw to the Laurel area and helps to fill out the balance of retail development along Route 1.

        Finally, the Beltway Plaza is a power center located on Greenbelt Road between Route 1 and Kenilworth Avenue in Greenbelt, approximately 6+/- miles southwest of the subject near I-495. This center was originally built in 1961 and expanded and renovated between 1993-94. Beltway Plaza is anchored by Caldor, Best Products, Burlington Coat Factory, Giant Food, Sports Authority, Frank's, and Marshalls. Although not directly competitive, this center has reportedly had an impact on sales at the subject property since its renovation and expansion in 1994.

Conclusion
        We have analyzed the retail trade area for the subject property, along with profiles of the Washington/Baltimore MSA and Prince George's County. This type of analysis is necessary in order to make reasonable assumptions regarding the continued performance of the subject property. Our trade area profile has been based upon a zip code-based survey of shoppers frequenting the property.

The following points summarize our key conclusions regarding the subject property and its trade area:

- -       The subject is the primary regional mall for Laurel, Maryland.  Laurel is situated on Route 1, between the Baltimore-Washington Parkway (Route
        295) and Interstate 95 in the Baltimore-Washington Corridor. Access to the mall is considered to be good, although Route 1 tends to be congested during high traffic hours.

- -       Regional economic trends are generally favorable. Although relying heavily on government sectors of employment, the region has a relatively stable and diverse employment base.

- -       Population growth within the Baltimore-Washington Corridor has been strong in recent years. This stable growth bodes well for the subject property.

- -       Laurel Centre faces the potential of future competition within the southern portion of its trade area due to the proposed development of Bowie Town Center. This mall would have a significant impact on the subject's draw of customers and negatively impact sales. As discussed, this speculative project is still four years out and may not come to fruition. While neither Bowie T.C. nor Kontera have started development, each must be continually reviewed so that the subject's merchandising and marketing strategy is properly focused.

        On balance, it is our opinion that, with competent management and aggressive marketing, the subject property should remain a viable retail entity into the foreseeable future. Our outlook for the subject's region continues to be positive, with above average prospects for growth.



                              THE SUBJECT PROPERTY

        The Laurel Centre Mall contains a gross occupancy area of 661,534+/- square feet, including three anchor tenants. Specifically, this appraisal addresses a gross leasable area of 381,976+/- square feet (owned). The Montgomery Ward (161,204+/- square feet) and the Hecht's (118,139+/- square feet) stores are independently owned and not part of this analysis. The subject site (consisting of 21.84+/- acres), is situated on the west side of U.S. Route 1 at Cherry Lane in the City of Laurel, Prince George's County, Maryland.

        Since our previous report, the major changes in the mall have primarily revolved around new tenant lease transactions, existing lease renewals, and tenants who have been terminated or who have vacated the mall. As a result, some remodelling and renovation of tenant stores has occurred. Further discussion of these activities is included in the Income Approach to this report.

        Laurel Centre continues its efforts to upgrade the mall with capital improvement projects. Recent projects have included painting, deck landscaping, new entrance doors, sealing the parking decks, new signage, installing decorative lighting, and food court repairs. Projects for 1996 include common area projects for roof repatching, parking deck ramp repairs, skylight replacement, interior service door replacement, security computer upgrades, sidewalk and stock marble tile repairs, and customer service uniforms. Other capital projects which are on hold include roof restoration, structural repairs to parking decks, telephone system upgrades, and additional food court renovations. In total, approved capital projects amount to about $130,000, excluding roof restoration ($250,000), structural repairs to the parking deck ($55,000), food court renovations ($100,000), and several other items.

        We would also note that structurally and mechanically, the improvements appear to be in good condition. However, this type of analysis is beyond our expertise and is best made by a professional engineer. Our review of the local environs reveals that there are no external influences which negatively impact the value of the subject property.



                      REAL PROPERTY TAXES AND ASSESSMENTS

        The subject property is assessed for the purpose of taxation by Prince George's County. It is also taxed by the City of Laurel which follows the county mandated assessment. The total assessment is therefore $25,573,640, unchanged over the past two tax billings.

        In 1994/95, the County's assessment was $25,464,850 for the main mall parcel and $108,790 for a .7346+/- acre tract. The tax rate in the City of Laurel is $1.414 per $100 of assessment (1994/95). The county rate, inclusive of the state portion as well as the various special districts, amount to $2.584 per $100. Application of these two rates produce taxes of $1,022,390.93. Ownership has budgeted $1,022,657 for 1996, comparable to the $1,022,391 budgeted for 1995. Accordingly, we have utilized this amount in our cash flow.



                                     ZONING

        The subject property is zoned C-SH, Commercial Shopping Center by the City of Laurel. This district permits a broad spectrum of general commercial uses as those normally found in shopping centers of the subject type. Based on conversations with the city zoning officer, the subject's current retail use is in conformance with the intent of the C-SH district.



                              HIGHEST AND BEST USE

        According to the Dictionary of Real Estate Appraisal, Third Edition
(1993), a publication of the American Institute of Real Estate Appraisers, the highest and best use is defined as:

        The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.

        We evaluated the site's highest and best use both as currently improved and as if vacant in our Original Report. In both cases, the highest and best use must meet the aforementioned criteria. After considering all the uses which are physically possible, legally permissible, financially feasible and maximally productive, it is our opinion that a concentrated retail use built to its maximum feasible FAR is the highest and best use of the mall site as if vacant. Similarly, we have considered the same criteria with regard to the highest and best use of the site as improved. After considering all pertinent data, it is our conclusion that the highest and best use of the site as improved is for its continued retail/commercial use. We believe that such a use will yield to ownership the greatest return.



                               VALUATION PROCESS

        Appraisers typically use three approaches in valuing real property:
The Cost Approach, the Income Approach and the Sales Comparison Approach. The type and age of the property and the quantity and quality of data effect the applicability in a specific appraisal situation.

        The Cost Approach renders an estimate of value based upon the price of obtaining a site and constructing improvements, both with equal desirability and utility as the subject property. Historically, investors have not emphasized cost analysis in purchasing investment grade properties such as regional malls. The estimation of obsolescence for functional and economic conditions as well as depreciation on improvements makes this approach difficult at best. Furthermore, the Cost Approach fails to consider the value of department store commitments to regional shopping centers and the difficulty of site assemblage for such properties. As such, the Cost Approach will not be employed in this analysis due to the fact that the marketplace does not rigidly trade leased shopping centers on a cost/value basis.

        The Sales Comparison Approach is based on an estimate of value derived from the comparison of similar type properties which have recently been sold. Through an analysis of these sales, efforts are made to discern the actions of buyers and sellers active in the marketplace, as well as establish relative unit values upon which to base comparisons with regard to the mall. This approach has a direct application to the subject property. Furthermore, this approach has been used to develop investment indices and parameters from which to judge the reasonableness of our principal approach, the Income Approach.

        By definition, the subject property is considered an income/ investment property. Properties of this type are historically bought and sold on the ability to produce economic benefits, typically in the form of a yield to the purchaser on investment capital. Therefore, the analysis of income capabilities are particularly germane to this property since a prudent and knowledgeable investor would follow this procedure in analyzing its investment qualities. Therefore, the Income Approach has been emphasized as our primary methodology for this valuation. This valuation concludes with a final estimate of the subject's market value based upon the total analysis as presented herein.



                           SALES COMPARISON APPROACH

Methodology
        The Sales Comparison Approach provides an estimate of market value by comparing recent sales of similar properties in the surrounding or competing area to the subject property. Inherent in this approach is the principle of substitution, which holds that, when a property is replaceable in the market, its value tends to be set at the cost of acquiring an equally desirable substitute property, assuming that no costly delay is encountered in making the substitution.

        By analyzing sales that qualify as arms-length transactions between willing and knowledgeable buyers and sellers, market value and price trends can be identified. Comparability in physical, locational, and economic characteristics is an important criterion when comparing sales to the subject property. The basic steps involved in the application of this approach are as follows:

1. Research recent, relevant property sales and current offerings throughout the competitive marketplace;
2. Select and analyze properties considered most similar to the subject, giving consideration to the time of sale, change in economic conditions which may have occurred since date of sale, and other physical, functional, or locational factors;
3. Identify sales which include favorable financing and calculate the cash equivalent price; and
4. Reduce the sale prices to a common unit of comparison, such as price per square foot of gross leasable area sold;
5. Make appropriate adjustments between the comparable properties and the property appraised;
6.      Interpret the adjusted sales data and draw a logical value conclusion.

        The most widely-used, market-oriented units of comparison for properties such as the subject are the sale price per square foot of gross leasable area (GLA) purchased, and the overall capitalization rate extracted from the sale. This latter measure will be addressed in the Income Approach which follows this methodology. An analysis of the inherent sales multiple also lends additional support to the Sales Comparison Approach.

Market Overview
        The typical purchaser of properties of the subject's caliber includes both foreign and domestic insurance companies, large retail developers, pension funds, and real estate investment trusts (REIT's). The large capital requirements necessary to participate in this market and the expertise demanded to successfully operate an investment of this type, both limit the number of active participants and, at the same time, expand the geographic boundaries of the marketplace to include the international arena. Due to the relatively small number of market participants and the moderate amount of quality product available in the current marketplace, strong demand exists for the nation's quality retail developments.

        Most institutional grade retail properties are existing, seasoned centers with good inflation protection. These centers offer stability in income and are strongly positioned to the extent that they are formidable barriers to new competition. They tend to be characterized as having three to five department store anchors, most of which are dominant in the market. Mall shop sales are at least $300 per square foot and the trade area offers good growth potential in terms of population and income levels. Equally important are centers which offer good upside potential after face-lifting, renovations, or expansion. With new construction down substantially, owners have accelerated their renovation and remerchandising programs. Little competition from over-building is likely in most mature markets within which these centers are located. Environmental concerns and "no-growth" mentalities in communities continue to be serious impediments to new retail developments.

        Over the past 18+\- months, we have seen real estate investment return to favor as an important part of many institutional investors' diversified portfolios. Banks are aggressively competing for business, trying to regain market share lost to Wall Street, while the more secure life insurance companies are also reentering the market. The re-emergence of real estate investment trusts (REITs) has helped to provide liquidity within the real estate market, pushing demand for well-tenanted, quality property, particularly regional malls. Currently, REITs are one of the most active segments of the industry and are particularly attractive to institutional investors due to their liquidity.

        The market for dominant Class A institutional quality malls is tight, as characterized by the limited amount of good quality product available. It is the consensus that Class A property would trade in the 7.0 to 8.0 percent capitalization rate range. Conversely, there are many second tier and lower quality malls offered on the market at this time. With limited demand from a much thinner market, cap rates for this class of malls are felt to be in the much broader 8.5 to 15.0 percent range. Reportedly, there are 50+/- malls on the market currently. Pessimism about the long term viability of many of these lower quality malls has been fueled by the recent turmoil in the retail industry. It is felt that the subject resides on the better quality end of this latter category.

        To better understand where investors stand in today's marketplace, we have surveyed active participants in the retail investment market. Based upon our survey, the following points summarize some of the more important "hot buttons" concerning investors:

1. Occupancy Costs - This " health ratio " measure is of fundamental concern today. Investors like to see ratios under 13.0 percent and become quite concerned when they exceed 15.0 percent. This appears to be by far the most important issue to an investor today. Investors are looking for long term growth in cash flow and want to realize this growth through real rent increases. High occupancy costs limit the amount of upside through lease rollovers.

2. Market Dominance - The mall should truly be the dominant mall in the market, affording it a strong barrier to entry. Some respondents feel this is more important than the size of the trade area itself.

3. Strong Anchor Alignment - Having at least three department stores, two of which are dominant in that market. The importance of the traditional department store as an anchor tenant has returned to favor after several years of weak performance and confusion as to the direction of the industry. As a general rule, most institutional investors would not be attracted to a two-anchor mall.

4. Dense Marketplace - Several of the institutional investors favor markets of 300,000 to 500,000 people (at least 150,000 households) or greater within a 5 to 7 mile radius. Population growth in the trade area is also very important. One advisor likes to see growth 50.0 percent better than the U.S. average. Another investor cited that they will look at trade areas of 200,000+\- but that if there is no population growth forecasted in the market, a 50+\- basis point adjustment to the cap rate at the minimum is warranted.

5. Income Levels - Household incomes of $50,000+ which tends to be limited in many cases to top 50 MSA locations.

6. Good Access - Interstate access with good visibility and a location within or proximate to the growth path of the community.

7. Tenant Mix - A complimentary tenant mix is important. Mall shop ratios of 35+\- percent of total GLA are considered average with 75.0 to 80.0 percent allocated to national tenants. Mall shop sales of at least $250 per square foot with a demonstrated positive trend in sales is also considered to be important.

8. Physical Condition - Malls that have good sight lines, an updated interior appearance, and a physical plant in good shape are looked upon more favorably. While several developers are interested in turn-around situations, the risk associated with large capital infusions can add at least 200 to 300 basis points onto a cap rate.

9. Environmental Issues - The impact of environmental problems cannot be understated. There are several investors who won't even look at a deal if there are any potential environmental issues no matter how seemingly insignificant.

10. Operating Covenants - Some buyers indicated that they would not be interested in buying a mall if the anchor store operating covenants were to expire over the initial holding period. Others weigh each situation on its own merit. If it is a dominant center with little likelihood of someone coming into the market with a new mall, they are not as concerned about the prospects of loosing a department store. If there is a chance of loosing an anchor, the cost of keeping them must be weighed against the benefit. In many of their malls they are finding that traditional department stores are not always the optimum tenant but that a category killer or other big box use would be a more logical choice.

        In the following section we will discuss trends which have become apparent over the past several years involving sales of regional malls.

Regional Mall Property Sales
        Evidence has shown that mall property sales which include anchor stores have lowered the square foot unit prices for some comparables, and have affected investor perceptions. In our discussions with major shopping center owners and investors, we learned that capitalization rates and underwriting criteria have become more sensitive to the contemporary issues affecting department store anchors. Traditionally, department stores have been an integral component of a successful shopping center and, therefore, of similar investment quality if they were performing satisfactorily.

        During the 1980's a number of acquisitions, hostile take-overs and restructurings occurred in the department store industry which changed the playing field forever. Weighted down by intolerable debt, combined with a slumping economy and a shift in shopping patterns, the end of the decade was marked by a number of bankruptcy filings unsurpassed in the industry's history. Evidence of further weakening continued into 1991-1992 with filings by such major firms as Carter Hawley Hale, P.A. Bergner & Company, and Macy's. In early 1994, Woodward & Lothrop announced their bankruptcy involving two department store divisions that dominate the Philadelphia and Washington D.C. markets. Recently, most of the stores were acquired by the May Department Stores Company, effectively ending the existence of the 134 year old Wanamaker name, the nation's oldest department store company. More recently, however, department stores have been reporting a return to profitability resulting from increased operating economies and higher sales volumes. Sears, once marked by many for extinction, has more recently won the praise of analysts. Federated Department Stores has also been acclaimed as a text book example on how to successfully emerge from bankruptcy. They have merged with Macy's and more recently acquired the Broadway chain to form one of the nation's largest department store companies.

        With all this in mind, investors are looking more closely at the strength of the anchors when evaluating an acquisition. Most of our survey respondents were of the opinion that they were indifferent to acquiring a center that included the anchors versus stores that were independently owned if they were good performers. However, where an acquisition includes anchor stores, the resulting cash flow is typically segregated with the income attributed to anchors (base plus percentage rent) analyzed at a higher cap rate then that produced by the mall shops.

        However, more recent data suggests that investors are becoming more troubled by the creditworthiness of the mall shops. With an increase in bankruptcies, store closures and consolidations, we see investors looking more closely at the strength and vulnerabilities of the in-line shops. As a result, there has been a marked trend of increasing capitalization rates.

        Cushman & Wakefield has extensively tracked regional mall transaction activity for several years. In this analysis we will show sales trends since 1991. Summary charts for the older sales (1991-1993) are provided in the Addenda. The more recent sales (1994/1995) are provided herein. These sales are inclusive of good quality Class A or B+\- properties that are dominant in their market. Also included are weaker properties in second tier cities that have a narrower investment appeal. As such, the mall sales presented in this analysis show a wide variety of prices on a per unit basis, ranging from $59 per square foot up to $556 per square foot of total GLA purchased. When expressed on the basis of mall shop GLA acquired, the range is more broadly seen to be $93 to $647 per square foot. Alternatively, the overall capitalization rates that can be extracted from each transaction range from
5.60 percent to rates in excess of 11.0 percent.

        TABLE ILLUSTRATING REGIONAL MALL SALES - 1995 TRANSACTION CHART

        TABLE ILLUSTRATING REGIONAL MALL SALES - 1994 TRANSACTION CHART

        One obvious explanation for the wide unit variation is the inclusion (or exclusion) of anchor store square footage which has the tendency to distort unit prices for some comparables. Other sales include only mall shop area where small space tenants have higher rents and higher retail sales per square foot. A shopping center sale without anchors, therefore, gains all the benefits of anchor/small space synergy without the purchase of the anchor square footage. This drives up unit prices to over $250 per square foot, with most sales over $300 per square foot of salable area. A brief discussion of historical trends in mall transactions follows.

- - The fourteen sales included for 1991 show a mean average price per square foot sold of $282. On the basis of mall shop GLA sold, these sales present a mean of $357. Sales multiples range from .74 to 1.53 with a mean of 1.17. Capitalization rates range from 5.60 to 7.82 percent with an overall mean of
  6.44 percent. The mean terminal capitalization rate is approximately 100 basis points higher, or 7.33 percent. Yield rates range between 10.75 and
  13.00 percent, with a mean of 11.52 percent for those sales reporting IRR expectancies.

- - In 1992, the eleven transactions display prices ranging from $136 to $511 per square foot of GLA sold, with a mean of $259 per square foot. For mall shop area sold, the 1992 sales suggest a mean price of $320 per square foot.
  Sales multiples range from .87 to 1.60 with a mean of 1.07. Capitalization rates range between 6.00 and 7.97 percent with the mean cap rate calculated at 7.31 percent for 1992. For sales reporting a going-out cap rate, the mean is shown to be 7.75 percent. Yield rates range from 10.75 to around 12.00 percent with a mean of 11.56 percent.

- - For 1993, a total of sixteen transactions have been tracked. These sales show an overall average sale price of $242 per square foot based upon total GLA sold and $363 per square foot based solely upon mall GLA sold. Sales multiples range from .65 to 1.82 and average 1.15. Capitalization rates continued to rise in 1993, showing a range between 7.00 and 10.10 percent. The overall mean has been calculated to be 7.92 percent. For sales reporting estimated terminal cap rates, the mean is also equal to 7.92 percent. Yield rates for 1993 sales range from 10.75 to 12.50 percent with a mean of 11.53 percent for those sales reporting IRR expectancies. On balance, the year was notable for the number of dominant Class A malls which transferred.

- - Sales data for 1994 shows fourteen confirmed transactions with an average unit price per square foot of $197 per square foot of total GLA sold and $288 per square foot of mall shop GLA. Sales multiples range from .57 to 1.43 and average .96. The mean going-in capitalization rate is shown to be 8.37 percent. The residual capitalization rates average 8.13 percent. Yield rates range from 10.70 to 11.50 percent and average 11.17 percent. During 1994, many of the closed transactions involved second and third tier malls. This accounted for the significant drop in unit rates and corresponding increase in cap rates. Probably the most significant sale involved the Riverchase Galleria, a 1.2 million square foot center in Hoover, Alabama. LaSalle Partners purchased the mall of behalf of the Pennsylvania Public School Employment Retirement System for $175.0 million. The reported cap rate was approximately 7.4 percent.

- - Cushman & Wakefield has researched 14 mall transactions for 1995. With the exception of Sale No. 95-1 (Natick Mall) and 95-2 (Smith Haven Mall), by and large the quality of malls sold are lower than what has been shown for prior years. For example, the average transaction price has been slipping. In 1993, the peak year, the average deal was nearly $133.8 million. Currently, it is shown to be $90.7 million which is even skewed upward by Sale Nos. 95-1 and 95-2. The average price per square foot of total GLA is calculated to be $152 per square foot. The range in values of mall GLA sold are $93 to $607 with an average of $275 per square foot. Characteristic of these lesser quality malls would be higher initial capitalization rates. The range for these transactions is 7.47 to 11.1 percent with a mean of 9.14 percent, the highest average over the past five years. Most market participants feel that continued turmoil in the retail industry will force cap rates to move higher over the ensuing year.

        While these unit prices implicitly contain both the physical and economic factors affecting the real estate, the statistics do not explicitly convey many of the details surrounding a specific property. Thus, this single index to the valuation of the subject property has limited direct application. The price per square foot of mall shop GLA acquired yields one common form of comparison. However, this can be distorted if anchor and/or other major tenants generate a significant amount of income. The following chart summarizes the range and mean for this unit of comparison by year of sale.

                           Price / SF
Transaction Year        Unit Rate Range*        Price/SF Mean  Sales Multiple
1991                    $203 - $556             $357            1.17
1992                    $226 - $511             $320            1.07
1993                    $173 - $647             $363            1.15
1994                    $129 - $502             $288             .96
1995                    $ 93 - $607             $264             .98
* Includes all sales by each respective year.

        As discussed, one of the factors which may influence the unit rate is whether or not anchor stores are included in the total GLA which is transferred. Thus, a further refinement can be made between those malls which have transferred with anchor space and those which have included only mall GLA. Chart A, shown below makes this distinction.

                                    CHART A
                              Regional Mall Sales
                         Involving Mall Shop Space Only

      1991                1992                1993                1994
Sale  Unit NOI      Sale  Unit NOI      Sale  Unit NOI      Sale  Unit NOI
No.   Rate Per SF   No.   Rate Per SF   No.   Rate Per SF   No.   Rate Per SF
91-1  $257 $15.93   92-2  $348 $25.27   93-1* $355 $23.42   94-1  $136 $11.70
91-2  $232 $17.65   92-9  $511 $33.96   93-4  $471 $32.95   94-3  $324 $22.61
91-5  $203 $15.89   92-11 $283 $19.79   93-5  $396 $28.88   94-12 $136 $14.00
91-6  $399 $24.23                       93-7  $265 $20.55   94-14 $241 $18.16
91-7  $395 $24.28                       93-14 $268 $19.18
91-8  $320 $19.51
91-10 $556 $32.22
Mean  $337 $21.39   Mean  $381 $26.34   Mean  $351 $25.00   Mean  $209 $16.62
*  Sale included peripheral GLA.

        From the above we see that the mean unit rate for sales involving mall shop GLA only has ranged from approximately $209 to $381 per square foot. We recognized that these averages may be skewed somewhat by the size of the sample. To date, there have been no 1995 transactions involving only mall shop GLA.

        Alternately, where anchor store GLA has been included in the sale, the unit rate is shown to range widely from $53 to $410 per square foot of salable area, indicating a mean of $227 per square foot in 1991, $213 per square foot in 1992, $196 per square foot in 1993, $193 per square foot in 1994 and $145 per square foot in 1995. Chart B following depicts this data.

                                    CHART B
                              Regional Mall Sales
                      Involving Mall Shops and Anchor GLA

       1991                    1992                    1993
Sale   Unit   NOI       Sale   Unit   NOI       Sale   Unit   NOI
No.    Rate   Per SF    No.    Rate   Per SF    No.    Rate   Per SF
91-3   $156   $11.30    92-1   $258   $20.24    93-2   $225   $17.15
91-4   $228   $16.50    92-3   $197   $14.17    93-3   $135   $11.14
91-9   $193   $12.33    92-4   $385   $29.43    93-6   $224   $16.39
91-11  $234   $13.36    92-5   $182   $14.22    93-7   $ 73   $ 7.32
91-12  $287   $17.83    92-6   $203   $16.19    93-9   $279   $20.66
91-13  $242   $13.56    92-7   $181   $13.60    93-10  $ 97   $ 9.13
91-14  $248   $14.87    92-8   $136   $ 8.18    93-11  $289   $24.64
                        92-10  $161   $12.07    93-12  $194   $13.77
                                                93-13  $108   $ 9.75
                                                93-14  $322   $24.10
                                                93-15  $214   $16.57
Mean   $227   $14.25    Mean   $213   $16.01    Mean   $196   $15.51


                                    CHART B
                              Regional Mall Sales
                      Involving Mall Shops and Anchor GLA

                        1994                    1995

Sale No.    Unit Rate    NOI Per SF     Sale No.    Unit Rate    NOI Per SF
94-2        $296          $23.12        95-1        $410          $32.95
94-4        $133          $11.69        95-2        $272          $20.28
94-5        $248          $18.57        95-3        $ 91          $ 8.64
94-6        $112          $ 9.89        95-4        $105          $ 9.43
94-7        $166          $13.86        95-5        $ 95          $ 8.80
94-8        $ 83          $ 7.63        95-6        $ 53          $ 5.89
94-9        $ 95          $ 8.57        95-7        $ 79          $ 8.42
94-10       $155          $13.92        95-8        $ 72          $ 7.16
94-11       $262          $20.17        95-9        $ 96          $ 9.14
94-13       $378          $28.74        95-10       $212          $17.63
                                        95-11       $ 56          $ 5.34
                                        95-12       $ 59          $ 5.87
                                        95-13       $143          $11.11
                                        95-14       $287          $22.24
Mean        $193          $15.62        Mean        $145          $12.35

* Sale included peripheral GLA.

Analysis of Sales
        Within Chart B, we have presented a summary of recent transactions (1991-1995) involving regional and super-regional-sized retail shopping malls from which price trends may be identified for the extraction of value parameters. These transactions have been segregated by year of acquisition so as to lend additional perspective on our analysis. Comparability in both physical and economic characteristics are the most important criteria for analyzing sales in relation to the subject property. However, it is also important to recognize the fact that regional shopping malls are distinct entities by virtue of age and design, visibility and accessibility, the market segmentation created by anchor stores and tenant mix, the size and purchasing power of the particular trade area, and competency of management. Thus, the "Sales Comparison Approach", when applied to a property such as the subject can, at best, only outline the parameters in which the typical investor operates. The majority of th se sales transferred either on an all cash (100 percent equity) basis or its equivalent utilizing market-based financing. Where necessary, we have adjusted the purchase price to its cash equivalent basis for the purpose of comparison.

        As suggested, sales which include anchors typically have lower square foot unit prices. In our discussions with major shopping center owners and investors, we learned that capitalization rates and underwriting criteria have become more sensitive to the contemporary issues dealing with the department store anchors. As such, investors are looking more closely than ever at the strength of the anchors when evaluating an acquisition.

        As the reader shall see, we have attempted to make comparisons of the transactions to the subject primarily along economic lines. For the most part, the transactions have involved dominant or strong Class A centers in top 50 MSA locations which generally have solid, expanding trade areas and good income profiles. Some of the other transactions are in decidedly inferior second tier locations with limited growth potential and near term vacancy problems. These sales tend to reflect lower unit rates and higher capitalization rates.

"As Is" Valuation of Subject
        Because the subject is theoretically selling both mall shop GLA and owned department stores, we will look at the recent sales involving both types in Chart B more closely. As a basis for comparison, we will analyze the subject based upon projected NOI. The first year NOI has been projected to be $17.00 per square foot (CY 1996), based upon 381,976+/- square feet of owned GLA. Derivation of the subject's projected net operating income is presented in the "Income Approach" section of this report as calculated by the Pro-Ject model. With projected NOI of $17.00 per square foot, the subject falls toward the middle of the range exhibited by the comparable sales.

        Since the income that an asset will produce has direct bearing on the price that a purchaser is willing to pay, it is obvious that a unit price which falls toward the middle of the range indicated by the comparables would be applicable to the subject. The subject's anticipated net income can be initially compared to the composite mean of the annual transactions in order to place the subject in a frame of reference. This is shown on the following chart.

Sales Year      Mean NOI        Subject Forecast        Subject Ratio
1991            $14.25          $17.00                  119.3%
1992            $16.01          $17.00                  106.2%
1993            $15.51          $17.00                  109.6%
1994            $15.62          $17.00                  108.8%
1995            $12.35          $17.00                  137.7%

        With first year NOI forecasted at approximately 106.2 to 137.7 percent of the mean of these sales in each year, the unit price which the subject property would command should be expected to fall within a relative range.

Net Income Multiplier Method
        Many of the comparables were bought on expected income, not gross leasable area, making unit prices a somewhat subjective reflection of investment behavior regarding regional malls. In order to quantify the appropriate adjustments to the indicated per square foot unit values, we have compared the subject's first year pro forma net operating income to the pro forma income of the individual sale properties. In our opinion, a buyer's criteria for the purchase of a retail property is predicated primarily on the property's income characteristics. Thus, we have identified a relationship between the net operating income and the sales price of the property. Typically, a higher net operating income per square foot corresponds to a higher sales price per square foot. Therefore, this adjustment incorporates factors such as location, tenant mix, rent levels, operating characteristics, and building quality.

        Provided below, we have extracted the net income multiplier from each of the improved sales. We have included only the recent sales data (1995). The equation for the net income multiplier (NIM), which is the inverse of the equation for the capitalization rate (OAR), is calculated as follows:

        NIM   = Sales Price/Net Operating Income

            Net Income Multiplier Calculation
Sale No.        NOI/SF          Price/SF        Net Income Multiplier
95-1            $32.95          $410            12.44
95-2            $20.28          $272            13.41
95-3            $ 8.64          $ 91            10.53
95-4            $ 9.43          $105            11.13
95-5            $ 8.80          $ 95            10.80
95-6            $ 5.89          $ 53             9.00
95-7            $ 8.42          $ 79             9.38
95-8            $ 7.16          $ 72            10.06
95-9            $ 9.14          $ 96            10.50
95-10           $17.63          $212            12.02
95-11           $ 5.34          $ 56            10.49
95-12           $ 5.87          $ 59            10.05
95-13           $11.11          $143            12.87
95-14           $22.24          $287            12.90
Mean            $12.35          $145            11.11

        Valuation of the subject property utilizing the net income multipliers
(NIMs) from the comparable properties accounts for the disparity of the net operating incomes ($NOI's) per square foot between the comparables and the subject. Within this technique, each of the adjusted NIM's are multiplied by the $NOI per square foot of the subject, which produces an adjusted value indication for the subject. The net operating income per square foot for the subject property is calculated as the first year of the holding period, as detailed in the Income Approach section of this report.



                Adjusted Unit Rate Summary
Sale No.        Subject NOI/SF  Net Income Multiplier   Indicated Price $/SF
95-1            $17.00          12.44                   $211
95-2            $17.00          13.41                   $228
95-3            $17.00          10.53                   $179
95-4            $17.00          11.13                   $189
95-5            $17.00          10.80                   $184
95-6            $17.00           9.00                   $153
95-7            $17.00           9.38                   $159
95-8            $17.00          10.06                   $171
95-9            $17.00          10.50                   $189
95-10           $17.00          12.02                   $204
95-11           $17.00          10.49                   $178
95-12           $17.00          10.05                   $171
95-13           $17.00          12.87                   $219
95-14           $17.00          12.90                   $219
Mean            $17.00          11.11                   $189

        From the process above, we see that the indicated net income multipliers range from 9.00 to 13.41 with a mean of 11.11. The adjusted unit rates range from $153 to $228 per square foot of owned GLA with a mean of $189 per square foot. The comparables with $NOIs/SF comparable to the subject show multipliers between 12.02 and 13.41, resulting in adjusted unit rates for the subject from $204 to $228 per square foot.

        We recognize that the sale price per square foot of gross leasable area, including land, implicitly contains both the physical and economic factors of the value of a shopping center. Such statistics by themselves, however, do not explicitly convey many of the details surrounding a specific income producing property like the subject. Nonetheless, the process we have undertaken here is an attempt to quantify the unit price based upon the subject's income producing potential.

        Considering the above average characteristics of the subject relative to the above, we believe that a unit rate range of $195 to $205 per square foot is appropriate. Applying this unit rate range to 381,976+/- square feet of owned GLA results in a value of approximately $74.5 million to $78.3 million for the subject as shown:

                381,976 SF      381,976 SF
                x      195      x     $205
               $74,485,320     $78,305,080

           Rounded Value Estimate - Market Sales Unit Rate Comparison
                           $74,500,000 to $78,300,000

Sales Multiple Method
        Arguably, it is the mall shop GLA sold and its intrinsic economic profile that is of principal concern in the investment decision process. A myriad of factors influence this rate, perhaps none of which is more important than the sales performance of the mall shop tenants. Accordingly, the abstraction of a sales multiple from each transaction lends additional perspective to this analysis.

        The sales multiple measure is often used as a relative indicator of the reasonableness of the acquisition price. As a rule of thumb, investors will look at a sales multiple of 1.0 as a benchmark, and will look to keep it within a range of .75 to 1.25 times mall shop sales performance unless there are compelling reasons why a particular property should deviate.

        The sales multiple is defined as the sales price per square foot of mall GLA divided by average mall shop sales per square foot. As this reasonableness test is predicated upon the economics of the mall shops, technically, any income (and hence value) attributed to anchors that are acquired with the mall as tenants should be segregated from the transaction. As an income (or sales) multiple has an inverse relationship with a capitalization rate, it is consistent that, if a relatively low capitalization rate is selected for a property, it follows that a correspondingly above-average sales (or income) multiple be applied. In most instances, we are not privy to the anchor's contributions to net income. As such, the sales multiples reported may be slightly distorted to the extent that the imputed value of the anchor's contribution to the purchase price has not been segregated.

           Sales Multiple Summary

Sale No.        Going-In OAR    Sales Multiple
95-1             8.04%          1.46
95-2             7.47%          1.04
95-3             9.50%          1.02
95-4             9.00%          1.09
95-5             9.23%          0.83
95-6            11.10%          0.60
95-7            10.70%          1.31
95-8            10.00%           .61
95-9             9.53%           .89
95-10            8.31%          1.57
95-11            9.50%          0.39
95-12           10.03%          0.62
95-13            7.79%          1.06
95-14            7.76%          1.23
Mean             9.14%          0.98

        The sales that are being compared to the subject show sales multiples that range from 0.39 to 1.57 with a mean of about 0.98. As is evidenced, the more productive malls with higher sales volumes on a per square foot basis tend to have higher sales multiples. Furthermore, the higher multiples tend to be in evidence where an anchor(s) is included in the sale.

        Based upon forecasted 1996 performance, as well as anticipated changes to the market area, the subject is projected to produce comparable sales of $257 per square foot for all reporting tenants.

        In the case of the subject, the overall capitalization rate being utilized for this analysis is considered to be in the mid- to low-range of those rates exhibited by the comparable sales. As such, we would be inclined to utilize a multiple above the mean indicated by the sales. As such, we will utilize a higher sales multiple to apply to just the mall shop space. Applying a ratio of say, 105.0 to 115.0 percent to the forecasted sales of $257 per square foot, the following range in value is indicated.

Unit Sales Volume (Mall Shops)          $257            $257
Sales Multiple                     x    1.05       x    1.15
Adjusted Unit Rate                   $269.85         $295.55

Mall Shop GLA                      x 245,112       x 245,112
Value Indication                 $66,140,000     $72,440,000

        The analysis shows an adjusted value range of approximately $66.14 to $72.44 million. Inherent in this exercise are mall shop sales which are projections based on our investigation into the market which might not fully measure investor's expectations. It is clearly difficult to project with any certainty what the mall shops might achieve in the future, particularly as the lease-up is achieved and the property brought to stabilization. While we may minimize the weight we place on this analysis, it does, nonetheless, offer a reasonableness check against the other methodologies. We have also considered in this analysis the fact that the owned anchors are forecasted to contribute approximately $495,448 in revenues in 1996 (base rent obligations and overage). If we were to capitalize this revenue separately at a 10.5 percent rate, the resultant effect on value is approximately $4,720,000.

        Arguably, department stores have qualities that add certain increments of risk over and above regional malls, wherein risk is mitigated by the diversity of the store types. A recent Cushman & Wakefield survey of free-standing retail building sales consisting of net leased discount department stores, membership warehouse clubs, and home improvement centers, displayed a range in overall capitalization rates between 8.8 and 10.9 percent with a mean of approximately 9.6 percent. All of the sales occurred with credit worthy national tenants in place. The buildings ranged from 86,479 to 170,000 square feet and were located in high volume destination retail areas.

        Trends indicate that investors have shown a shift in preference to initial return and, as will be discussed in a subsequent section, overall capitalization rates have been showing increases over the past several years. Moreover, when the acquisition of a shopping mall includes anchor department stores, investors will typically segregate income attributable to the anchors and analyze these revenues with higher capitalization rates than those revenues produced by the mall shops. Therefore, based upon the preceding discussion, it is our opinion that overall capitalization rates for department stores are reasonably reflected by a range of 9.5 to 11.0 percent. We have chosen the mid point of the range due to the locational attributes of the subject's trade area and characteristics of the subject property.

        Therefore, adding the anchor income's implied contribution to value of $4.72 million, the resultant range is shown to be approximately $70.86 to $77.16 million. Giving consideration to all of the above, the following value range is warranted for the subject property based upon the sales multiple analysis.

                    Estimated Value - Sales Multiple Method
                     Rounded to $70,860,000 to $77,160,000

Conclusion "As Is"
        We have considered all of the above relative to the physical and economic characteristics of the subject. It is difficult to relate the subject to comparables that are in such widely divergent markets with different cash flow characteristics. The subject has average/ comparable sales levels compared to its peers, with a typical anchor alignment and fair representation of national tenants.

        We also recognize that an investor may view the subject's position as being vulnerable to competition.

        After considering all of the available market data in conjunction with the characteristics of the subject property, the indices of investment that generated our value ranges are as follows:

Unit Price Per Square Foot

Salable SF:                     381,976+\-

Price Per SF of Salable Area:	$195 to $205

Indicated Value Range:          $74,500,000 to $78,300,000

Sales Multiple Analysis

Indicated Value Range           $70,860,000 to $77,160,000

        The parameters above show a value range of approximately $70.9 to $78.3 million for the subject.

        Based on our total analysis, relative to the strengths and weaknesses of each methodology, it would appear that the Sales Comparison Approach indicates a market value within the more defined range of $74.0 to $78.0 million for the subject as of January 1, 1996.


	INCOME APPROACH
Introduction
        The Income Approach is based upon the economic principle that the value of a property capable of producing income is the present worth of anticipated future net benefits. The net income projected is translated into a present value indication using the capitalization process. There are various methods of capitalization that are based on inherent assumptions concerning the quality, durability and pattern of the income projection.

        Where the pattern of income is irregular due to existing leases that will terminate at staggered, future dates, or to an absorption or stabilization requirement on a newer development, discounted cash flow analysis is the most accurate.

        Discounted Cash Flow Analysis (DCF) is a method of estimating the present worth of future cash flow expectancies by individually discounting each anticipated collection at an appropriate discount rate. The indicated market value by this approach is the accumulation of the present worth of future projected years' net income (before income taxes and depreciation) and the present worth of the reversion (the estimated property value at the end of the projection period). The estimated value of the reversion at the end of the projection period is based upon capitalization of the next year's projected net operating income. This is the more appropriate method to use in this assignment, given the step up in lease rates and the long term tenure of retail tenants.

        A second method of valuation, using the Income Approach, is to directly capitalize a stabilized net income based on rates extracted from the market or built up through mortgage equity analysis. This is a valid method of estimating the market value of the property as of the achievement of stabilized operations. In the case of the subject, operations are considered to be slightly below stabilization. Nonetheless, we have utilized the direct capitalization method to help support our valuation process.

Discounted Cash Flow Analysis
        The Discounted Cash Flow (DCF) produces an estimate of value through an economic analysis of the subject property in which the net income generated by the asset is converted into a capital sum at an appropriate rate. First, the revenues which a fully informed investor can expect the subject to produce over a specified time horizon are established through an analysis of the current rent roll, as well as the rental market for similar properties. Second, the projected expenses incurred in generating these gross revenues are deducted. Finally, the residual net income is discounted into a capital sum at an appropriate rate which is then indicative of the subject property's current value in the marketplace.

        In this Income Approach to the valuation of the subject, we have utilized a 10 year holding period for the investment with the cash flow analysis commencing on January 1, 1996. Although an asset such as the subject has a much longer useful life, investment analysis becomes more meaningful if limited to a time period considerably less than the real estate's economic life, but of sufficient length for an investor. A 10-year holding period for this investment is long enough to model the asset's performance and benefit from its continued lease-up and performance, but short enough to reasonably estimate the expected income and expenses of the real estate.

            TABLE ILLUSTRATING PROJECTED ANNUAL CASH FLOW FOR LAUREL
                      CENTRE (LAUREL, MARYLAND) 1996-2006

        The revenues and expenses which an informed investor may expect to incur from the subject property will vary, without a doubt, over the holding period. Major investors active in the market for this type of real estate establish certain parameters in the computation of these cash flows and criteria for decision making which this valuation analysis must include if it is to be truly market-oriented. These current computational parameters are dependent upon market conditions in the area of the subject property as well as the market parameters for this type of real estate which we view as being national in scale.

        By forecasting the anticipated income stream and discounting future value at reversion into a current value, the capitalization process may be applied to derive a value that an investor would pay to receive that particular income stream. Typical investors price real estate on their expectations of the magnitude of these benefits and their judgment of the risks involved. Our valuation endeavors to reflect the most likely actions of typical buyers and sellers of property interest similar to the subject. In this regard, we see the subject as a long term investment opportunity for a competent owner/developer.

        An analytical real estate computer model that simulates the behavioral aspects of property and examines the results mathematically is employed for the discounted cash flow analysis. In this instance, it is the PRO-JECT Plus+ computer model. Since investors are the basis of the marketplace in which the subject property will be bought and sold, this type of analysis is particularly germane to the appraisal problem at hand. On the Facing Page is a summary of the expected annual cash flows from the operation of the subject over the stated investment holding period.

        A general outline summary of the major steps involved may be listed as follows:

1. Analysis of the income stream: establishment of an economic (market) rent for tenant space; projection of future revenues annually based upon existing and pending leases; probable renewals at market rentals; and expected vacancy experience;

2. Estimation of a reasonable period of time to achieve stabilized occupancy of the existing property and make all necessary improvements for marketability;

3. Analysis of projected escalation recovery income based upon an analysis of the property's history as well as the experiences of reasonably similar properties;

4. Derivation of the most probable net operating income and pre-tax cash flow (net income less reserves, tenant improvements, leasing commissions and any extraordinary expenses to be generated by the property) by subtracting all property expenses from the effective gross income; and

5. Estimation of a reversionary sale price based upon capitalization of the net operating income (before reserves, tenant improvements and leasing commissions or other capital items) at the end of the projection period.


        Following is a detailed discussion of the components which form the basis of this analysis.

Potential Gross Revenues
        The total potential gross revenues generated by the subject property are composed of a number of distinct elements: minimum rent determined by lease agreement; additional overage rent based upon a percentage of retail sales; reimbursement of certain expenses incurred in the ownership and operation of the real estate; and other miscellaneous revenues.

        The minimum base rent represents a legal contract establishing a return to investors in the real estate, while the passing of certain expenses onto tenants serves to maintain this return in an era of continually rising costs of operation. Additional rent based upon a percentage of retail sales experienced at the subject property serves to preserve the purchasing power of the residual income to an equity investor over time. Finally, miscellaneous income adds an additional source of revenue in the complete operation of the subject property. In the initial year of the investment, 1996, it is projected that the subject property will generate approximately $11,095,239 in potential gross revenues, equivalent to $29.05 per square foot of total appraised (owned) GLA of 381,976 square feet. These forecasted revenues may be allocated to the following components:

                                Revenue Summary
                        Initial Year of Investment - 1996
Revenue Component       Amount          Unit Rate*    Income Ratio
Minimum Rent            $  5,374,336    $14.07          48.44%
Overage Rent            $    136,050    $ 0.36           1.23%
Expense Recoveries      $  3,564,853    $ 9.33          32.13%
Miscellaneous Income    $  2,020,000    $ 5.28          18.21%
Total                   $ 11,095,239    $29.05         100.0%
* Reflects total owned GLA of 381,976 SF

Minimum Rental Income
        Minimum rent produced by the subject property is derived from that paid by the various tenant types. The projection utilized in this analysis is based upon the actual rent roll and our projected leasing schedule in place as of the date of appraisal, together with our assumptions as to the absorption of the vacant space, market rent growth, and renewal/turnover probability. We have also made specific assumptions regarding the re-tenanting of the mall based upon deals that are in progress and have a strong likelihood of coming to fruition. In this regard, we have worked with Shopco management and leasing personnel to analyze each pending deal on a case by case basis. We have incorporated all executed leases in our analysis. For those pending leases that are substantially along in the negotiating process and are believed to have a reasonable likelihood of being completed, we have reflected those terms in our cash flow. These transactions represent a reasonable and prudent assumption from an investor's standpoint.

        The rental income which an asset such as the subject property will generate for an investor is analyzed as to its quality, quantity and durability. The quality and probable duration of income will affect the amount of risk which an informed investor may expect over the property's useful life. Segregation of the income stream along these lines allows us to control the variables related to the center's forecasted performance with greater accuracy. Each tenant type lends itself to a specific weighting of these variables as the risk associated with each varies.

        The minimum rents forecasted at the subject property are essentially derived from various tenant categories: major tenant revenue consisting of base rent obligations of owned department stores and mall tenant revenues consisting of all in-line mall shops. As a sub-category of in-line shop rents, we have separated food court rents and kiosk revenues.

        In our investigation and analysis of the marketplace, we have surveyed, and ascertained where possible, rent levels being commanded by competing centers. However, it should be recognized that large retail shopping malls are generally considered to be separate entities by virtue of age and design, accessibility, visibility, tenant mix, and the size and purchasing power of its trade area. Consequently, the best measure of minimum rental income is its actual rent roll leasing schedule.

        As such, our a analysis of recently negotiated leases for new and relocation tenants at the subject provides important insight into perceived market rent levels for the mall. Insomuch as a tenant's ability to pay rent is based upon expected sales achievement, the level of negotiated rents is directly related to the individual tenant's perception of their expected performance at the mall. This is particularly true for the subject where sales levels have fallen over the past year.

Mall Shops
        Rent from all interior mall tenants comprise the majority of minimum rent. Aggregate rent from these tenants is forecasted to be $4,878,888, or $19.90 per square foot. Minimum rent may be allocated to the following components:

                        Minimum Rent Allocation
                          Interior Mall Shops
                1996 Revenue    Applicable GLA*         Unit Rate (SF)
Mall Shops      $4,258,335      235,283 SF              $18.10
Kiosks          $  222,167        2,446 SF              $90.83
Food Court      $  398,386        7,383 SF              $53.96
Total           $4,878,888      245,112 SF              $19.90

*Represents leasable area as opposed to actual leased or occupied area; exclusive of anchor space.

In-Line Shops
        Our analysis of market rent levels for in-line shops has resolved itself to a variety of influencing factors. Although it is typical that larger tenant spaces are leased at lower per square foot rates and lower percentages, the type of tenant as well as the variable of location within the mall can often distort this size/rate relationship.

        The following chart presents an analysis of in-line shop rents based upon existing leases on an annualized basis for 1996:

                        1996 Leases In-Place*
Size Category           Annualized Rent     Applicable GLA      Rent/SF
<       750             $   144,160             2,842           $50.72
751 -   1,200           $   622,634            14,529           $42.85
1,201 - 2,000           $ 1,010,261            32,748           $30.85
2,001 - 3,500           $ 1,062,725            51,414           $20.67
3,501 - 5,000           $   945,589            46,870           $20.17
5,001 - 10,000          $   297,090            24,478           $12.14
>       10,000          $   306,360            33,038           $ 9.27
Total                   $4,388,819            205,919           $21.31

* Includes existing leases for calendar year 1996. Partial year tenants have been annualized to reflect the full 12 months

        As can be seen, lease rates generally have an inverse relationship with suite size and show an overall average rent of $21.31 per square foot.

New Tenant Activity
        New tenants to the mall and/or proposed leases can be summarized in the following bullet points:

- - Northern Reflections will replace Going To The Game (2,010 SF) in July 1996. Northern will pay $21.00 per square foot, escalating to $23.00 in year four and $25.00 in year eight.

- - Carlton Cards opened in November 1995 on a ten year lease beginning at $20.74 per square foot with periodic escalations in $1.00 increments.

- - Key Jewelers leased 1,048 square feet in mid-1995 at an initial rent of $46.05 per square foot. Their lease increases to $51.38 in 2000.

- - Garden Botanika has agreed to lease 1,500 square feet (Suites K-1 and K-2). This lease will not begin until Tinderbox can be relocated, most likely to B-2, currently occupied by Glamour Shots. Garden Botanika will pay an initial rent of $22.00 per square foot.

- - Smalls Formal will lease 1,271 square feet in April 1996. Their initial rent is $15.74 per square foot with two steps over the lease term.

- - Piercing Pagoda has leased a 180 square foot kiosk. The lease began in December 1995 at $28,000, increasing to $30,000 after three years.

- - Cooper's Watchworks opened a kiosk in September 1995 on a five year lease at $25,000.

        We are also advised that there are several negotiations underway for other spaces in the mall, including Shoe Show who is interested in Suites L-6 and L-7 (5,225 square feet) at an initial rent of $14.00. These deals are still speculative, however, and have not been reflected in this analysis.

Vacating Tenants
        The following is a list of tenants who have vacated Laurel Centre over the past year or who are planning to leave at lease expiration.

- - Going To The Game (2,010 SF); to be replaced by Northern Reflections

- - Waldenbooks (2,980 SF)

- - Father & Son Shoes (1,048 SF); month-to-month tenant replaced by Kay Jewelers

- - Expressly Yours (2,439 SF)

- - Merry-Go-Round (3,050 SF); parent company bankruptcy

- - Sears Portrait (952 SF); will vacate at lease expiration in June

- - Federal Bank (1,271 SF); month-to-month tenant; bank acquired; Smalls Formal replacing

- - Hahn Shoe (4,671 SF); month-to-month tenant

- - Paul Harris (3,740 SF); new lease which did not come to fruition

- - First Union Bank (2,052 SF); month-to-month tenant; bank acquired

- - Earring Tree (180 SF); replaced by Piercing Pagoda

- - Royal Formal (2,198 SF); to be vacating in April

        It is also reported that Boardwalk Fries would like to vacate due to poor sales. Friendly's has also indicated their wish to close due to poor performance.

Recent Leasing By Size
        Since existing rents can be skewed by older leases within the mall, an analysis of recent leasing activity can provide a better understanding of current rental rates. The chart on the Facing Page presents an overview of recent in-line shop leasing for the subject property.

             TABLE ILLUSTRATING RECENT LEASING ACTIVITY - MALL SHOP
               TENANTS BY SIZE - LAUREL CENTRE (LAUREL, MARYLAND)

        As shown, twenty-nine leases reflect an overall average rent of $20.84 per square foot. The highest rent is attained from Group 1 (Tenants < 750 SF) with an average of $49.87 per square foot. The averages generally decline by size category to $10.63 for Group 7 (Tenants > 10,000 SF).

Market Comparisons - Occupancy Cost Ratios
        In further support of developing a forecast for market rent levels, we have undertaken a comparison of minimum rent to projected sales and total occupancy costs to sales ratios. Generally, our research and experience with other regional malls shows that the ratio of minimum rent to sales falls within the 7.0 to 10.0 percent range in the initial year of the lease, with 7.5 percent to 8.5 percent being most typical. By adding additional costs to the tenant, such as real estate tax and common area maintenance recoveries, a total occupancy cost may be derived. Expense recoveries and other tenant charges can add up to 100 percent of minimum rent and comprise the balance of total tenant costs.

        The typical range for total occupancy cost-to-sales ratios falls between 11.0 and 15.0 percent. As a general rule, where sales exceed $250 to $275 per square foot, 14.0 to 15.0 percent would be a reasonable cost of occupancy. Experience and research show that most tenants will resist total occupancy costs that exceed 15.0 to 18.0 percent of sales. However, ratios of upwards to 20.0 percent are not uncommon. Obviously, this comparison will vary from tenant to tenant and property to property.

        In higher end markets where tenants are able to generate sales above industry averages, tenants can generally pay rents which fall toward the upper end of the ratio range. Moreover, if tenants perceive that their sales will be increasing at real rates that are in excess of inflation, they will typically be more inclined to pay higher initial base rents. Obviously, the opposite would be true for poorer performing centers in that tenants would be squeezed by the thin margins related to below average sales. With fixed expenses accounting for a significant portion of the tenants contractual obligation, there would be little room left for base rent.

        In this context, we have provided an occupancy cost analysis for several regional malls with which we have had direct insight over the past year. This information is provided on the Following Page. On average, these ratio comparisons provide a realistic check against projected market rental rate assumptions.

    Occupancy Cost Analysis/Comparison - TABLE COMPARING OCCUPANCY COSTS FOR
                     VARIOUS MSAs AROUND THE UNITED STATES

                       AVERAGE MALL SHOP RENT CALCULATION
                        Laurel Centre (Laurel, Maryland)
                           Cushman & Wakefield, Inc.

Suite Size              Applicable   Pro-Rata        Initial         Weighted
Category                Sq./Ft.       Share        Market Rent       Average

In-Line Mall Shops
Under - 750 SF          2,842 SF        1.20%           $46.00          $0.55
751 - 1200 SF          14,529 SF        6.16%           $36.00          $2.22
1201 - 2000 SF         37,476 SF       15.89%           $26.00          $4.13
2001 - 3500 SF         63,982 SF       27.12%           $20.00          $5.42
3501 - 5000 SF         59,554 SF       25.25%           $16.00          $4.04
5001 - 10000 SF        24,478 SF       10.38%           $14.00          $1.45
Over 10000 SF          33,038 SF       14.01%           $10.00          $1.40

Mall Shop Average
Rent:                 235,899 SF      100.00%                          $19.22


        From this analysis we see that the ratio of base rent to sales ranges from 7.1 to 10.6 percent, while the total occupancy cost ratios vary from 9.6 to 17.3 percent when all recoverable expenses are included. The surveyed mean for the malls and industry standards analyzed is 8.3 percent and 13.4 percent, respectively. Some of the higher ratios are found in older malls situated in urban areas that have higher operating structures due to less efficient layout and designs, older physical plants, and higher security costs, which in some malls can add upwards of $2.00 per square foot to common area maintenance.

        These relative measures can be compared with two well known publications, The Score (1996) by the International Council of Shopping Centers and Dollars & Cents of Shopping Centers (1995) by the Urban Land Institute. The most recent publications indicate base rent-to-sales ratios of approximately
7.0 to 8.0 percent and total occupancy cost ratios of 10.1 and 12.3 percent, respectively.

        In general, while the rental ranges and ratio of base rent to sales vary substantially from mall to mall and tenant to tenant, they do provide general support for the rental ranges and ratio which is projected for the subject property.

Conclusion - Market Rent Estimate for In-Line Shops
        Previously, in the Retail Market Analysis section of the appraisal, we discussed the subject's sales potential. Comparable mall sales in calendar year 1995 reportedly dropped 8.5 percent to $257 per square foot. In light of the mall's performance, we are forecasting sales to remain flat in 1996. Based upon a ratio of 7.0 to 8.0 percent, an average rent for the subject between $18.00 and $20.50 is indicated.

        The following chart presents a comparison of existing leases with recent leasing and our projected market rental rate for each property.

In-Line Rent Comparisons and Conclusions
Size Category   Leases In-Place         Recent Leasing  C&W Conclusion
<         750     $50.72                  $49.87          $46.00
751 -   1,200     $42.85                  $43.98          $36.00
1,201 - 2,000     $30.85                  $30.49          $26.00
2,001 - 3,500     $20.67                  $19.63          $20.00
3,501 - 5,000     $20.17                  $20.00          $16.00
5,001 - 10,000    $12.14                  $16.52          $14.00
>       10,000    $ 9.27                  $10.63          $10.00
Average/Total     $21.31                  $20.84          $19.22

        After considering all of the above, we have developed a weighted average rental rate of approximately $19.22 per square foot based upon a relative weighting of tenant space by size. The average rent is a weighted average rent for all in-line mall tenants only. This average market rent has been allocated to space as shown on the Facing Page.

               TABLE ILLUSTRATING RENT AND SALES PRODUCTIVITY FOR
                       LAUREL CENTRE'S FOOD COURT TENANTS

Occupancy Cost - Test of Reasonableness
        Our weighted average rent of $19.22 can next be tested against total occupancy costs in the mall based upon the standard recoveries for new mall tenants. Our total occupancy cost analyses can be found on the following chart.

                Total Occupancy Cost Analysis - 1996
Tenant Cost                             Estimated Expenses/SF
Economic Base Rent                              $ 19.22
                                         (Weighted Average)
Occupancy Costs (A)
 Common Area Maintenance        (1)             $ 11.64
 Real Estate Taxes              (2)             $  4.08
 Other Expenses                 (3)             $  4.05
Total Tenant Costs                              $ 38.99
Projected Average Sales (1995)                  $257.00
Rent to Sales Ratio                              7.48%
Cost of Occupancy Ratio                         15.17%

(A) Costs that are occupancy sensitive will decrease for new tenants on a unit rate basis as lease-up occurs and the property stabilizes. Average occupied area for mall tenant reimbursement varies relative to each major recovery type.

(1) CAM expense is based on average occupied area (GLOA). Generally, the standard lease clause provides for a 15 percent administrative factor less certain exclusions including anchor contributions. The standard denominator is based on occupied (leased) versus leasable area. A complete discussion of the standard recovery formula is presented later in this report.

(2) Tax estimate is based upon an average occupied area (GLOA) which is the recovery basis for taxes. It is exclusive of majors contributions (department stores and tenants over 10,000 SF)

(3) Other expenses include tenant contributions for Mall HVAC ($1.35) and Premises HVAC ($2.70).

        Total costs, on average, are shown to be 15.2 percent of projected average 1996 retail sales which we feel is high but moderately manageable. This is due primarily to the fact that occupancy has dipped from typically 94.0 to
96.0 percent, to 85.0 percent.

Food Court
        The food court has seen several recent leases at Laurel but has struggled over the past year due to increased restaurant competition along Route 1. In total, eleven food court tenants occupy an average of 605 square feet. The average rent is currently $55.72 per square foot, with average sales of $482. Due to increased competition and reduced sales, we have ascribed a rental rate of $46.00 per square foot for food court tenants. Food court tenants pay additional recoveries for common seating charges.

               TABLE ILLUSTRATING LEASE-UP/ABSORPTION PROJECTIONS
                               FOR LAUREL CENTRE

Kiosks
        We have also segregated permanent kiosks within our analysis since they typically pay a much higher unit rent. Piercing Pagoda is the most recent kiosk lease at $28,000 ($155.56 per square foot). The average kiosk lease is about $31,700 or $108 per square foot. Based on the above, we have ascribed an initial market rent of $30,000 per annum for a permanent kiosk.

Concessions
        Free rent is an inducement offered by developers to entice a tenant to locate in their project over a competitor's. This marketing tool has become popular in the leasing of office space, particularly in view of the over-building which has occurred in many markets. As a rule, most major retail developers have been successful in negotiating leases without including free rent. Our experience with regional malls shows that free rent is generally limited to new projects in marginal locations without strong anchor tenants that are having trouble leasing, as well as older centers that are losing tenants to new malls in their trade area. Management reports that free rent has been a relative non-issue with new retail tenants. A review of the most recent leasing confirms this observation. It has generally been limited to one or two months to prepare a suite for occupancy when it has been given.

        Accordingly, we do not believe that it will be necessary to offer free rent to retail tenants at the subject. It is noted that, while we have not ascribed any free rent to the retail tenants, we have, however, made rather liberal allowances for tenant workletters which acts as a form of inducement to convince a tenant to locate at the subject. These allowances are liberal to the extent that ownership has been relatively successful in leasing space "as is" to tenants. We have made allowances of $8.00 per square foot to new tenants (currently vacant) and for future turnover space. We have also ascribed a rate of $1.50 per square foot to rollover space. This assumption offers further support for the attainment of the rent levels previously cited.

Absorption
        Finally, our analysis concludes that the current vacant retail space will be absorbed over a three year period through January 1999. We have identified 34,053 square feet of vacant space, net of newly executed leases and pending deals which have good likelihood of coming to fruition. This is equivalent to 13.9 percent of mall GLA. It is noted that vacancy has increased substantially over the past year. As of January 1, 1995, there were only 15,644 square feet vacant.

        The chart on the Facing Page details our projected absorption schedule. The absorption of the in-line space over a three year period is equal to 2,838 square feet per quarter. We have assumed that the space will all lease at 1996 base date market rent estimates as previously referenced. Effectively, this assumes no rent inflation for absorption space.

        Based on this lease-up assumption, the following chart tracks occupancy through 1999, the first full year of fully stabilized occupancy.

                Annual Average Occupancy (Mall GLA)
                1996            85.3%
                1997            89.5%
                1998            95.4%
                1999            99.6%

Anchor Tenants
        The final category of minimum rent is related to anchor tenants. JC Penney is the only owned department store at the subject. JC Penney pays $495,448 per annum ($3.62 per square foot) as well as 1.5 percent of sales over a $24.8 million breakpoint. In total, JC Penney pays about 9.2 percent of total minimum rent at the subject during 1996.

Rent Growth Rates
        Market rent will, over the life of a prescribed holding period, quite obviously follow an erratic pattern. A review of investor's expectations regarding income growth shows that projections generally range between 3.0 and
4.0 percent for retail centers. Cushman & Wakefield's Winter 1995 survey of pension funds, REITs, bank and insurance companies, and institutional advisors reveals that current income forecasts are utilizing average annual growth rates between zero and 5.0 percent. The low and high mean is shown to be 2.8 and 3.9 percent, respectively. (see Addenda for survey results). The Peter F. Korpacz Investor Survey (Fourth Quarter 1995) shows slightly more conservative results with average annual rent growth of 3.16 percent.

        It is not unusual in the current environment to see investors structuring no growth or even negative growth in the short term. The Washington/Baltimore metropolitan area in general has been negatively impacted by the last recession and cuts in government jobs. Sales at many retail establishments have been down this past year. The subject has also been severely impacted by the global problems of many of its retailers who have closed their units. The tenants' ability to pay rent is closely tied to its increases in sales. However, rent growth can be more impacted by competition and management's desire to attract and keep certain tenants that increase the mall's synergy and appeal. As such, we have been conservative in our rent growth forecast.

                Market Rent Growth Rate Forecast
                Period          Annual Growth Rate *
                1996-1998       Flat
                1999            +2.0%
                2000            +3.0%
                Thereafter      +3.5%
                * Indicated growth rate over the previous year's rent

Releasing Assumption
        The typical lease term for new in-line retail leases in centers such as the subject generally ranges from five to twelve years. Market practice dictates that it is not uncommon to get rent bumps throughout the lease terms either in the form of fixed dollar amounts or a percentage increase based upon changes in some index, usually the Consumer Price Index (CPI). Often the CPI clause will carry a minimum annual increase and be capped at a higher maximum amount.

        For new leases in the regional malls, ten year terms are most typical. Essentially, the developer will deliver a "vanilla" suite with mechanical services roughed in and minimal interior finish. This allows the retailer to finish the suite in accordance with their individual specifications. Because of the up-front costs incurred by the tenants, they require a ten year lease term to adequately amortize these costs. In certain instances, the developer will offer some contribution to the cost of finishing out a space over and above a standard allowance.

        Upon lease expiration, it is our best estimate that there is a 70.0 percent probability that an existing tenant will renew their lease while the remaining 30.0 percent will vacate their space at this time. While the 30.0 percent may be slightly high by some historic measures, we think that it is a prudent assumption in light of what has happened over the past year. Furthermore, the on-going targeted remerchandising will result in early terminations and relocations that will likely result in some expenditures by ownership. An exception to this assumption exists with respect to existing tenants who, at the expiration of their lease, have sales that are substantially below the mall average and have no chance to ever achieve percentage rent. In these instances, it is our assumption that there is a 100 percent probability that the tenant will vacate the property. This is consistent with ownership's philosophy of carefully and selectively weeding out under-performers.

        As stated above, it is not uncommon to get increases in base rent over the life of a lease. Our global market assumptions for non-anchor tenants may be summarized as shown on the following page.

Renewal Assumptions
                                                Free  Tenant       Lease
Tenant Type   Lease Term      Rent Steps        Rent  Alterations  Commissions
Mall Shops    10 yrs.     10% in 4th & 8th years No     Yes           Yes
Kiosks         5 yrs.     10% in 4th year        No     No            Yes
Food Court    10 yrs      10% in 4th & 8th years No     Yes           Yes

        The rent step schedule upon lease expiration applies in most instances. However, there is one exception to this assumption with respect to tenants who are forecasted to be in a percentage rent situation during the onset renewal period. This could occur due to the fact that a tenant's sales were well above its breakpoint at the expiration of the base lease. In these instances, we have assumed a flat rent during the ensuing lease term. This conservative assumption presumes that ownership will not achieve rent steps from a tenant who is also paying overage rent from day one of the renewal term. Nonetheless, we do note that ownership has shown some modest success in some instances in achieving rent steps when a tenant's sales place him in a percentage rent situation from the onset of a new lease.

        Upon lease rollover/turnover, space is forecasted to be released at the higher of the last effective rent (defined as minimum rent plus overage rent if any) and the ascribed market rent as detailed previously increasing by our market rent growth rate assumption.

Conclusion - Minimum Rent
        In the initial full year of the investment (CY 1996), it is projected that the subject property will produce approximately $5,374,336 in minimum rental income. This estimate of base rental income is equivalent to $14.07 per square foot of total owned GLA. Alternatively, minimum rental income accounts for 49.5 percent of all potential gross revenues. Further analysis shows that over the holding period (CY 1996-2005), minimum rent advances at an average compound annual rate of 2.9 percent. This increase is a synthesis of the mall's lease-up, fixed rental increases, as well as market rents from rollover or turnover of space.

Overage Rent
        In addition to minimum base rent, many tenants at the subject property have contracted to pay a percentage of their gross annual sales over a pre-established base amount as overage rent. Many leases have a natural breakpoint although a number have stipulated breakpoints. The average overage percentage for small space retail tenants is in a range of 5.0 to 6.0 percent, with food court and kiosk tenants generally at 8.0 to 10.0 percent. Anchor tenants typically have the lowest percentage clauses with ranges of 1.5 to 3.0 percent being common.

        Traditionally, it takes a number of years for a retail center to mature and gain acceptance before generating any sizeable percentage income. As a center matures, the level of overage rents typically becomes a larger percentage of total revenue. It is a major ingredient protecting the equity investor against inflation.

        In the Retail Market Analysis section of this report, we discussed the historic and forecasted sales levels for the mall tenants. Because the mall has seen some decline in sales over the past year, it is difficult to predict with accuracy what sales will be on an individual tenant level. As such, we have employed the following methodology:

- - For existing tenants who report sales, we have forecasted that sales will continue at our projected sales growth rate as discussed herein.

- - For tenants who do not report sales or who do not have percentage clauses, we have assumed that a non-reporting tenant will always occupy that particular space.

- - For new tenants, we have projected sales at the forecasted average for the center at the start of the lease. In 1996 this would be approximately $257 per square foot.

        Thus, in the initial full year of the investment holding period, overage revenues are estimated to amount to $136,050 (net of any recaptures) equivalent to $0.36 per square foot of total GLA and 1.3 percent of potential gross revenues. On balance, our forecasts for overage rent are deemed to be reasonable and never exceed 1.3 percent of gross revenues.

Sales Growth Rates
        In the Retail Market Analysis section of this report, we discussed that retail specialty store sales at the subject property have declined over the past year.

        Retail sales in the Washington DC MSA have been increasing at a compound annual rate of 6.3 percent per annum since 1985, according to Sales and Marketing Management, while sales in the Baltimore MSA have been growing by
4.7 percent per year. According to both the Cushman & Wakefield and Korpacz surveys, major investors are looking at a range of growth rates of 0 percent initially to a high of 5 percent in their computational parameters. Most typically, growth rates of 3 percent to 4 percent are seen in these surveys.

        Nationally, total retail sales have been increasing at a compound annual rate of 6.2 percent since 1980 and 4.9 percent per annum since 1990. Between 1990 and 1994, GAFO sales have grown at a compound annual rate of 5.83 percent per year. Through 2000, total retail sales are forecasted to increase by 4.12 percent per year nationally, while GAFO sales are projected to grow by
5.04 percent annually.

        After considering all of the above, combined with the potential for increased competition in the subject market, we have forecasted that sales for existing tenants will remain flat through 1997. Subsequently, we have forecasted an increase of 2.0 percent in 1998, 3.0 percent in 1999, and 3.5 percent thereafter.

                        Sales Growth Rate Forecast
                     Period          Annual Growth Rate
                     1996-1997          Flat
                     1998               2.0%
                     1999               3.0%
                     Thereafter         3.5%

        In all, we believe we have been conservative in our sales forecast for new and turnover tenants upon the expiration of an initial lease. At lease expiration, we have forecasted a 30.0 percent probability that a tenant will vacate.

        For new tenants, sales are established based upon the mall's average sales level. Generally, for existing tenants, we have assumed that sales continue subsequent to lease expiration at their previous level unless they are under-performers that prompt a 100 percent turnover probability; then sales are reset to the corresponding mall overage.

        In most instances, no overage rent is generated from new tenants due to our forecasted rent steps which serve to change the breakpoint.

Expense Reimbursement and Miscellaneous Income
        By lease agreement, tenants are required to reimburse the lessor for certain operating expenses. Included among these operating items are real estate taxes, common area maintenance (CAM) and a common seating charge for food court tenants. Miscellaneous income is essentially derived from specialty leasing for temporary tenants, Christmas kiosks and other charges, including special pass-throughs. We also account for utility income under miscellaneous revenues. In the first full year of the investment, it is projected that the subject property will generate approximately $3,564,853 in reimbursements for these operating expenses, $1,580,000 in utility income, and $440,000 in other miscellaneous income.

        Common area maintenance and real estate tax recoveries are generally based upon the tenants pro-rata share of the expense item. Because it is an older center, there exists numerous variations to the calculation procedure of each. We have relied upon ownership's calculation for the various recovery formula's for taxes and CAM. At rollover, all of the tenants are assumed to be subject to the standard lease form described herein. The standard lease provides for the recovery of CAM expenses plus a 15.0 percent administrative fee.

Common Area Maintenance
        Under the standard lease, mall tenants pay their pro-rata share of the balance of the CAM expense after anchor contributions are deducted and an administrative charge of 15.0 percent is added. Provided below is a summary of the standard clause that exists for a new tenant at the mall.

Common Area Maintenance Recovery Calculation

CAM Expense     Actual hard cost for year exclusive of interest and
                depreciation
Add             15% Administration fee
Add             Interest and depreciation inclusive of allocated portion of renovation expense
Less            Contributions from department stores and mall tenants over
                15,000+\- square feet
Equals:         Net pro-ratable CAM billable to mall tenants on the basis of gross leasable occupied area (GLOA).

        We note that management has the ability to recover both interest and depreciation expenses as well as the cost of the renovation.

        All department stores pay nominal amounts for CAM. Their contributions are collectively detailed under Anchor Pool on the cash flow. CAM billings for the anchors can be detailed as follows:

Store           Size            Contribution                    1996 Budget
JC Penney       136,864 SF     Yrs 1-10 @ $ .30/SF              $54,746
                               + $.05/SF every 5 yrs thereafter
Montgomery Ward 161,204 SF     Yrs 1-10 @ $.10/SF               $32,241
                               + $.05/SF every 5 yrs thereafter
Hecht's         118,354 SF     Fixed @ $.10/SF                  $11,835
                               No increases

Real Estate Taxes
        Mall tenants pay real estate tax recoveries based upon a pro-rata share of the expense after anchor and major tenant contributions are deducted (major tenants over 10,000 SF). JC Penney pays taxes based on a formula calculating increases over the 1982/83 base year, while Montgomery Ward is assessed separately. Hecht's taxes are included in the total billing of the mall and billed by management for their estimated share. The new standard billing for tenants also excludes tenants in excess of 10,000 square feet: Herman's, Marianne Plus, and Limited Express.

Other Recoveries
        Other recoveries consist of insurance income, common seating charges, utility charges, temporary leasing, and miscellaneous income. Insurance billings are generally relegated to older leases within the mall. The newer lease structure covers the cost of insurance within the CAM charge.

        Common seating charges are assessed to food court tenants for operation of the food court area. This charge is in addition to the regular mall common area maintenance.

        The final revenue categories consist of utility income, temporary leasing of in-line space, revenue from temporary kiosks at Christmas time, and miscellaneous income. Utility income consists of HVAC income which is a charge many tenants pay as a contribution toward the maintenance of the HVAC plant; electricity income which results in a profit to the mall owner; and water billings which are essentially pass throughs of the actual cost.

        Temporary leasing is related to temporary tenants that occupy vacant in-line space. Shopco has been relatively successful with this procedure at many of their malls. Other sources of miscellaneous revenues include temporary seasonal kiosk rentals, forfeited security deposits, phone revenues, and interest income. Our forecast of $440,000 for these additional revenues is net of a provision for vacancy and credit loss. Overall, it is our assumption that these other revenues will increase by 3.0 percent per annum over the holding period.

Allowance for Vacancy and Credit Loss
        The investor of an income producing property is primarily interested in the cash revenues that an income-producing property is likely to produce annually over a specified period of time rather than what it could produce if it were always 100 percent occupied with all tenants paying rent in full and on time. It is normally a prudent practice to expect some income loss, either in the form of actual vacancy or in the form of turnover, non-payment or slow payment by tenants. We have reflected a 4.0 percent stabilized contingency for both stabilized and unforeseen vacancy and credit loss. Please note that this vacancy and credit loss provision is applied to all mall tenants equally and is exclusive of all revenues generated by anchor stores.

        We have phased in the 4.0 percent factor as the mall leases up based upon the following schedule.

                1996            3.0%
                1997            3.0%
                1998            3.5%
                Thereafter      4.0%

        In this analysis we have also forecasted that there is a 70.0 percent probability that an existing tenant will renew their lease. Upon turnover, we have forecasted that rent loss equivalent to six months would be incurred to account for the time and/or costs associated with bringing space back on line. Thus, minimum rent as well as overage rent and certain other income has been reduced by this forecasted probability.

        We have calculated the effect of the total provision of vacancy and credit loss on the in-line shops. Through the 10 years of this cash flow analysis, the total allowance for vacancy and credit loss, including provisions for downtime, ranges from a low of 4.4 percent (1999) of total potential gross revenues to a high of 17.7 percent (1996). On average, the total allowance for vacancy and credit loss over the 10 year projection period averages 8.2 percent of these revenues.

                          Total Rent Loss Forecast *
                        Year            Loss Provision
                        1996            17.7%
                        1997            13.5%
                        1998             8.1%
                        1999             4.4%
                        2000             8.2%
                        2001             4.7%
                        2002             6.1%
                        2003             5.5%
                        2004             6.1%
                        2005             8.0%
                        Avg.             8.2%

                        * Includes phased global vacancy provision for unseen vacancy and credit loss as well as weighted downtime provision of lease turnover.

        As discussed, if an existing mall tenant is a consistent under-performer with sales substantially below the mall average, then the turnover probability applied is 100 percent. This assumption, while adding a degree of conservatism to our analysis, reflects the reality that management will continually strive to replace under performers. On balance, the aggregate deductions of all gross revenues reflected in this analysis are based upon overall long-term market occupancy levels and are considered what a prudent investor would allow for credit loss. The remaining sum is effective gross income which an informed investor may anticipate the subject property to produce. We believe this is reasonable in light of overall vacancy in this subject's market area as well as the current leasing structure at the subject.

Effective Gross Income
        In the initial full year of the investment, CY 1996, effective gross revenues ("Total Income" line on cash flow) are forecasted to amount to approximately $10,846,650, equivalent to $28.40 per square foot of total owned GLA.

                        Effective Gross Revenue Summary
                       Initial Year of Investment - 1996
                                Aggregate Sum   Unit Rate       Income Ratio
Potential Gross Income          $11,093,239     $29.04          100.0%
Less: Vacancy and Credit Loss  ($   248,589)   ($ 0.65)           2.3%
Effective Gross Income          $10,846,650     $28.40           97.7%

Expenses
        Total expenses incurred in the production of income from the subject property are divided into two categories: reimbursable and non-reimbursable items. The major expenses which are reimbursable include real estate taxes, common area maintenance, common seating charges, and utility/HVAC expenses. The non-reimbursable expenses associated with the subject property include certain general and administrative expenses, ownership's contribution to the merchants association/marketing fund, management charges, and miscellaneous expenses. Other expenses include a reserve for the replacement of short-lived capital components, alteration costs associated with bringing space up to occupancy standards, leasing commissions, and a provision for capital expenditures.

        The various expenses incurred in the operation of the subject property have been estimated from information provided by a number of sources. We have reviewed the subject's component operating history for prior years as well as the 1996 Budget for these expense items. This information is provided in the Addenda. We have compared this information to published data which are available, as well as comparable expense information. Finally, this information has been tempered by our experience with other regional shopping centers.

Expense Growth Rates
        Expense growth rates are generally forecasted to be more consistent with inflationary trends than necessarily with competitive market forces. The Winter 1995 Cushman & Wakefield survey of regional malls found the low and high mean from each respondent to be 3.75 percent. The Fourth Quarter 1995 Korpacz survey reports that the range in expense growth rates runs from 3.0 percent to
5.0 percent with an average of 3.98 percent, down 13 basis points from one year ago. Expenses at the subject have been high over the past several years. Management has realized this and is reportedly researching was to cut expenses. In recognition of their efforts, expenses are forecasted to grow at the bottom end of the range at 3.0 percent per annum between 1996 and 1998. Expenses are forecasted to grow by 3.5 percent per annum over the remainder of the holding period.

              TABLE COMPARING COMMON AREA MAINTENANCE EXPENSE FOR
                     VARIOUS MSAs AROUND THE UNITED STATES

Reimbursable Operating Expenses
        We have analyzed each item of expense individually and attempted to project what the typical investor in a property like the subject would consider reasonable, based upon informed opinion, judgment and experience. The following is a detailed summary and discussion of the reimbursable operating expenses incurred in the operation of the subject property during the initial year of the investment holding period.

        Common Area Maintenance - This expense category includes the annual cost of miscellaneous building maintenance contracts, recoverable labor and benefits, security, insurance, landscaping, snow removal, cleaning and janitorial, exterminating, supplies, trash removal, exterior lighting, common area energy, gas and fuel, equipment rental, interest and depreciation, and other miscellaneous charges. In addition, ownership can generally recoup the cost of certain extraordinary capital items from the tenants. Typically, this is limited to certain miscellaneous capital expenditures. In malls where the CAM budget is high, discretion must be exercised in not trying to pass along every charge as tenants will resist. As discussed, the standard lease agreement allows management to pass along the CAM expense to tenants on the basis of occupied gross leasable area. Furthermore, the interest and depreciation expense is a non-operating item that serves to increase the basis of reimbursement from mall tenants. Mall renovation costs may also be passed along. Most tenants are subject to a 15.0 percent administrative surcharge although some are assessed 25.0 percent. Historically, the annual CAM expense (before anchor contributions) can be summarized as follows:

                        Historical CAM Expense
                Year                    Budget Amount
                1993                    $1,610,000
                1994                    $1,690,000
                1995                    $1,880,000
                1996 Budget             $1,800,000

        The 1996 CAM budget is shown to be $1,800,000. An allocation of this budget by line item provided in the Addenda. We have utilized an expense of $1,800,000 for 1996 which is equivalent to $7.34 per square foot of mall shop area.

        Real Estate Taxes - The projected taxes to be incurred in 1996 are equal to $1,025,000. As discussed, the standard recovery for this expense is charged on the basis of average occupied area of non-major mall tenant GLA. Taxes are charged to the mall tenants after first deducting department store contributions. We have grown this expense at a higher rate of 4.0 percent per year.

        Food Court CAM (Common Seating) - The cost of maintaining the food court is estimated at $205,000 in the initial year of the holding period. Included here are such items as payroll for administration, maintenance and security, supplies, and other miscellaneous expenses. On the basis of food court gross leasable area of 7,383+/- square feet, this expense is equal to $27.77 per square foot. As articulated, food court tenants are assessed a separate charge for this expense which typically carries a 15.0 or 25.0 percent administrative charge.

          TABLE ILLUSTRATING OPERATING EXPENSE STATISTICS FOR REGIONAL
                      AND SUPER-REGIONAL MALLS IN THE EAST

        Utilities - The cost for such items as HVAC, electrical services, and gas and water to certain areas not covered under common area maintenance is estimated at $815,000 in 1996. Management purchases electricity at wholesale rates from the local utility then charges mall tenants the prevailing retail rate which results in a profit center.
        In 1993, the actual recovery of utilities was $1,473,397. In 1994, utility income was estimated at $1,500,000, an 80.0 percent surcharge over the projected expense. For 1995, a reimbursement of $1,560,000 has been forecast, an 86.8 percent surcharge over the expense. For 1996, reimbursement income of $1.58 million results in a spread of over
        90.0 percent.

Non-Reimbursable Expenses
        Total non-reimbursable expenses at the subject property are projected from accepted practices and industry standards. Again, we have analyzed each item of expenditure in an attempt to project what the typical investor in a property similar to the subject would consider reasonable, based upon actual operations, informed opinion, and experience. The following is a detailed summary and discussion of non-reimbursable expenses incurred in the operation of the subject property for the initial year. Expenses are forecasted to increase 3.0 percent per annum between 1996 and 1998, and 3.5 percent per annum through the remainder of the holding period.

        General and Administrative - Expenses related to the administrative aspects of the mall include costs particular to operation of the mall, including salaries, travel and entertainment, and dues and subscriptions. A provision is also made for professional services (legal and accounting fees and other professional consulting services). In 1996, we reflect general and administrative expenses of $100,000.

        Marketing - These costs include expenses related to the temporary tenant program, including payroll for the promotional and leasing staff. It also contains ownership's contribution to the merchant association which is net of tenant contributions. In order to assist in the lease-up of vacant suites, in the initial year marketing cost is forecasted to amount to $110,000. This ammount is decreased to $100,000 in 1997, and then grown by our expense growth rate.

        Miscellaneous - This catch-all category is provided for various miscellaneous and sundry expenses that ownership will typically incur. Such items as unrecovered repair costs, preparation of suites for temporary tenants, certain non-recurring expenses, expenses associated with maintaining vacant space, and bad debts in excess of our credit loss provision would be included here. In the initial year, these miscellaneous items are forecasted to amount to approximately $50,000.

        Management - The annual cost of managing the subject property is projected to be 4.5 percent of minimum and percentage rent. In the initial year of our analysis, this amount is shown to be $247,967. Alternatively, this amount is equivalent to approximately 2.3 percent of effective gross income. Our estimate is reflective of a typical management agreement with a firm in the business of providing professional management services. This amount is considered typical for a retail complex of this size. Our investigation into the market for this property type indicates an overall range of fees of 3 to 5 percent. Since we have reflected a structure where ownership separately charges leasing commissions, we have used the mid-point of the range as providing for compensation for these services.

        Alterations - The principal component of this expense is ownership's estimated cost to prepare a vacant suite for tenant use. At the expiration of a lease, we have made a provision for the likely expenditure of some monies on ownership's part for tenant improvement allowances. In this regard, we have forecasted a cost of $8.00 per square foot for turnover space (initial cost growing at expense growth rate) weighted by our turnover probability of 30.0 percent. We have forecasted a rate of $1.50 per square foot for renewal (rollover) tenants, based on a renewal probability of 70.0 percent. The blended rate based on our 70/30 turnover probability is therefore $3.45 per square foot. It is noted that ownership has been moderately successful in releasing space in its "as is" condition. Evidence of this is seen in our previously presented summary of recent leasing activity at the mall. The provisions made here for tenant work lends additional conservatism our analysis. These costs are forecasted to increase at our implied expense growth rate.

        Leasing Commissions - Ownership has recently been charging leasing commissions internally. A typical structure is $3.50 per square foot for new tenants and $1.50 per square foot for renewal tenants. These rates are increased by $0.50 and $0.25 per square foot, respectively, every five years. This structure implies a payout up front at the start of a lease. The cost is weighted by our 70/30 percent renewal/turnover probability. Thus, upon lease expiration, a leasing commission charge of $2.10 per square foot would be incurred.

        Capital Expenditures - Ownership has budgeted for certain capital expenditures which represent items outside of the normal repairs and maintenance budget. As of this writing, the capital expenditure budget has not been fully approved but we can make some provisions with reasonable certainty for certain repairs. It is our opinion that a prudent investor would make some provision for necessary repairs and upgrades. To this end, we have reflected expenditures of $200,000 in 1996, $100,000 in 1997, and $50,000 in 1998.

        Replacement Reserves - It is customary and prudent to set aside an amount annually for the replacement of short-lived capital items such as the roof, parking lot and certain mechanical items. The repairs and maintenance expense category has historically included some capital items which have been passed through to the tenants. This appears to be a fairly common practice among most malls. However, we feel that over a holding period some repairs or replacements will be needed that will not be passed on to the tenants. Due to the inclusion of many of the capital items in the maintenance expense category, the reserves for replacement classification need not be sizeable. This becomes a more focused issue when the CAM expense starts to get out of reach and tenants begin to complain. For purposes of this report, we have estimated an expense of approximately $0.15 per square foot of owned GLA during the first year ($60,000), thereafter increasing by our expense growth rate.

Net Income/Net Cash Flow
        The total expenses of the subject property, including alterations, commissions, capital expenditures, and reserves, are annually deducted from total income, thereby leaving a residual net operating income or net cash flow to the investors in each year of the holding period before debt service. In the initial year of investment, the net operating income is forecasted to be equal to approximately $6.5 million which is equivalent to 59.9 percent of effective gross income. Deducting other expenses including capital items results in a net cash flow before debt service of approximately $6.1 million.

                                Operating Summary
                        Initial Year of Investment - 1996
                        Aggregate Sum           Unit Rate*      Operating Ratio
Effective Gross Income  $10,846,650             $28.40          100.0%
Operating Expenses      $ 4,352,967             $11.40           42.9%
Net Operating Income    $ 6,493,683             $17.00           59.9%
Other Expenses          $   379,649             $ 0.99            3.5%
Cash Flow               $ 6,114,034             $16.00           56.4%

*  Based on total owned GLA of 381,967 square feet.

Our cash flow model has forecasted the following compound annual growth rates over the ten year holding period 1996-2005.

Net Operating Income:   2.75%
Cash Flow:              2.76%

        Growth rates are shown to be 2.75 and 2.76 percent, respectively. We note that this annual growth is a result of lease-up, rent steps, and turnover in the property. We believe these rates are reasonable forecasts for a property of the subject's calibre.

Investment Parameters
        After projecting the income and expense components of the subject property, investment parameters must be set in order to forecast property performance over the holding period. These parameters include the selection of capitalization rates (both initial and terminal) and application of the appropriate discount or yield rate, also referred to as the internal rate of return (IRR).

Selection of Capitalization Rates

        Overall Capitalization Rate
        The overall capitalization rate bears a direct relationship between net operating income generated by the real estate in the initial year of investment (or initial stabilized year) and the value of the asset in the marketplace. Overall rates are also affected by the existing leasing schedule of the property, the strength or weakness of the local rental market, the property's position relative to competing properties, and the risk/return characteristics associated with competitive investments.

        The trend has been for rising capitalization rates. We feel that much of this has to do with the quality of the product that has been selling. Sellers of the better performing dominant Class A malls have been unwilling to waver on their pricing. Many of the malls which have sold over the past 18 to 24 months are found in less desirable second or third tier locations or represent turnaround situations with properties that are posed for expansion or remerchandising. With fewer buyers for the top performing assets, sales have been somewhat limited.

                        Overall Capitalization Rates
                             Regional Mall Sales
Year    Range           Mean    Basis Point Change
1988    5.00% - 8.00%   6.16%           -
1989    4.58% - 7.26%   6.05%           -11
1990    5.06% - 9.11%   6.33%           +28
1991    5.60% - 7.82%   6.44%           +11
1992    6.00% - 7.97%   7.31%           +87
1993    7.00% - 10.10%  7.92%           +61
1994    6.98% - 10.29%  8.37%           +45
1995    7.47% - 11.10%  9.14%           +79

The data above shows that, with the exception of 1989, the average cap rate has shown a rising trend each year. Between 1988 and 1989, the average rate declined by 11 basis points. This was partly a result of dramatically fewer transactions in 1989 as well as the sale of Woodfield Mall at a reported cap rate of 4.58 percent. In 1990, the average cap rate jumped 28 basis points to
6.33 percent. Among the 16 transactions we surveyed that year, there was a marked shift of investment criteria upward, with additional basis point risk added due to the deteriorating economic climate for commercial real estate. Furthermore, the problems with department store anchors to the perceived investment risk.

        1992 saw owners become more realistic in their pricing as some looked to move product because of other financial pressures. The 87 basis point rise to 7.31 percent reflected the reality that, in many markets, malls were not performing as strongly as expected. A continuation of this trend was seen in 1993 as the average rate increased by 61 basis points. The trend in deals over the past two year period shows a respective rise in average cap rates of 45 and 59 basis points. For the year, 1994 transactions were a mix of quality, ranging from premier, institutional grade centers (Biltmore Fashion Park, Riverchase Galleria), to B-centers such as Corte Madera Town Center and Crossroads Mall. The continuation of this trend into 1995 is in evidence as owners of the better quality malls are either aggressively pricing them or keeping them off of the market until it improves further. Also, the beating that REIT stocks experienced has forced up their yields, thereby putting pressure on the pricing levels they can justify.

        Much of the buying over the past 18 to 24 months has been opportunistic acquisitions involving properties selling near or below replacement cost. Many of these properties have languished due to lack of management focus or expertise, as well as a limited ability to make the necessary capital commitments for growth. As these opportunities become harder to find, we believe that investors will again begin to focus on the stable returns of the dominant Class A product.

        The Cushman & Wakefield's Winter 1995 survey reveals that going-in cap rates for regional shopping centers range between 7.0 and 9.0 percent with a low average of 7.47 and high average of 8.25 percent, respectively; a spread of 78 basis points. Generally, the change in average capitalization rates over the Spring 1995 survey shows that the low average decreased by 3 basis points, while the upper average increased by 15 points. Terminal, or going-out rates are now averaging 8.17 and 8.83 percent, representing a decrease of 22 basis points and 23 basis points, from Spring 1995 averages.

                Cushman & Wakefield Valuation Advisory Services
                 National Investor Survey - Regional Malls (%)

Investment        Winter 1994           Spring 1995             Winter 1995
Parameters       Low       High       Low        High         Low        High
OAR/Going-In  6.50-9.50  7.50-9.50  7.00-8.50  7.50-8.50   7.00-8.00  7.50-9.00
                 7.6        8.4        7.5        8.1         7.47       8.25
OAR/Terminal  7.00-9.50  7.50-10.50 7.50-8.75  8.00-9.25   7.00-9.00  8.00-10.00

                 8.0        8.8        7.95       8.6         8.17       8.83
IRR           10.0-11.5  10.0-13.0  10.0-11.5  11.0-12.0   10.0-11.5  10.5-12.0
                10.5       11.5       10.7       11.4        10.72      11.33

        The Fourth Quarter 1995 Peter F. Korpacz survey finds that cap rates have remained relatively stable. They recognize that there is extreme competition for the few premier malls that are offered for sale which should exert downward pressure on rates. However, most of the available product is B or C quality which are not attractive to most institutional investors. The survey did, however, note a dramatic change for the top tier investment category of 20 to 30 true "trophy" assets in that investors think it is unrealistic to assume that cap rates could fall below 7.0 percent.

                         NATIONAL REGIONAL MALL MARKET
                              FOURTH QUARTER 1995
KEY INDICATORS                  CURRENT         LAST
Free & Clear Equity IRR         QUARTER         QUARTER         YEAR AGO
RANGE                        10.00%-14.00%   10.00%-14.00%    10.00%-14.00%
AVERAGE                          11.55%          11.55%           11.60%
CHANGE (Basis Points)              -               0                - 5
Free & Clear Going-In Cap Rate
RANGE                         6.25%-11.00%    6.25%-11.00%     6.25%-11.00%
AVERAGE                           7.86%           7.84%            7.73%
CHANGE (Basis Points)              -              + 2              +13
Residual Cap Rate
RANGE                         7.00%-11.00%    7.00%-11.00%     7.00%-11.00%
AVERAGE                           8.45%           8.45%            8.30%
CHANGE (Basis Points)              -               0               +15

Source: Peter Korpacz Associates, Inc. - Real Estate Investor Survey Fourth Quarter - 1995

        As can be seen from the above, the average IRR has decreased by 5 basis points to 11.55 percent from one year ago. However, it is noted that this measure has been relatively stable over the past three months. The quarter's average initial free and clear equity cap rate rose 13 basis points to 7.86 percent from a year earlier, while the residual cap rate increased 15 basis points to 8.45 percent.

        Most retail properties that are considered institutional grade are existing, seasoned centers with good inflation protection that offer stability in income and are strongly positioned to the extent that they are formidable barriers to new competition. Equally important are centers which offer good upside potential after face-lifting, renovations, or expansion. With new construction down substantially, owners have accelerated renovation and re-merchandising programs. Little competition from over-building is likely in most mature markets within which these centers are located. Environmental concerns and "no-growth" mentalities in communities are now serious impediments to new retail development.

        Finally, investors have recognized that the retail landscape has been fundamentally altered by consumer lifestyles changes, industry consolidations and bankruptcies. This trend was strongly in evidence as the economy enters 1996 in view of the wave of retail chains whose troublesome earnings are forcing major restructures or even liquidations. (The reader is referred to the National Retail Overview in the Addenda of this report). Trends toward more casual dress at work and consumers growing pre-occupation with their leisure and home lives have created the need for refocused leasing efforts to bring those tenants to the mall that help differentiate them from the competition. As such, entertainment, a loosely defined concept, is one of the most common directions malls have taken. A trend toward bringing in larger specialty and category tenants to the mall is also in evidence. The risk from an owners standpoint is finding that mix which works the best.

        Nonetheless, the cumulative effect of these changes has been a rise in rates as investors find it necessary to adjust their risk premiums in their underwriting.

        Based upon this discussion, we are inclined to group and characterize regional malls into the general categories following:

	Cap Rate Range	Category

        7.0% to 7.5%    Top 20 to 25+/- malls in the country.

        7.5% to 8.5%    Dominant Class A investment grade property, high sales
                        levels, relatively good health ratios, excellent demographics (top 50 markets), and considered to present a significant barrier to entry within its trade area.

        8.5% to 10.5%   Somewhat broad characterization of investment quality
                        properties ranging from primary MSAs to second tier cities. Properties at the higher end of the scale are probably somewhat vulnerable to new competition in their market.

        10.5% to 12.0%  Remaining product which has limited appeal or significant risk which will attract only a smaller, select group of investors.

Conclusion - Initial Capitalization Rate
        Laurel Centre is still one of the dominant malls in its region, despite a dip in sales during 1995. It has three relatively strong anchor stores and has historically experienced high occupancy rates. The trade area is relatively affluent, with above average growth projected for the near-term. The following points summarize some of our perceptions regarding Laurel Centre:

- - Laurel Centre has experienced increased competition from discount stores and community centers in the immediate area. This competition has hurt sales and impacted certain merchandising points such as electronics, records and tapes, and apparel. Food and restaurant tenants have also been affected by numerous establishments along Route 1.

- - There is a clear investment risk in the property due to potential future competition. Although these projects remain speculative, they pose a potential threat to the subject. Part of this risk should be reflected in the terminal capitalization rate.

- - Occupancy costs are moderately high at the property. Although we have reduced market rent assumptions to help mitigate total costs, absorption of vacant space is also required to moderate pass-through charges.

        On balance, we believe that a property with the sought after characteristics of the subject would potentially trade at an overall rate between 7.75 and 8.25 percent based on first year income if it were operating on a stabilized basis.

Terminal Capitalization Rate
        The residual cash flows generated annually by the subject property comprise only the first part of the return which an investor will receive. The second component of this investment return is the pre-tax cash proceeds from the resale of the property at the end of a projected investment holding period. Typically, investors will structure a provision in their analyses in the form of a rate differential over a going-in capitalization rate in projecting a future disposition price. The view is that the improvement is then older and the future is harder to visualize; hence a slightly higher rate is warranted for added risks in forecasting. On average, our rate survey shows a 38 basis point differential.

        Therefore, to the range of stabilized overall capitalization rates, we have added 50 basis points to arrive at a projected terminal capitalization rate ranging from 8.25 to 8.75 percent. This provision is made for the risk of lease-up and maintaining a certain level of occupancy in the center, its level of revenue collection, the prospects of future competition, as well as the uncertainty of maintaining the forecasted growth rates over such a holding period. In our opinion, this range of terminal rates would be appropriate for the subject. Thus, this range of rates is applied to the following year's net operating income before reserves, capital expenditures, leasing commissions and alterations as it would be the first received by a new purchaser of the subject property. Applying a rate of say 8.50 percent for disposition, a current investor would dispose of the subject property at the end of the investment holding period for an amount of approximately $101.5 million based on 2006 net income of approximately $8.6 million.

        From the projected reversionary value to an investor in the subject property, we have made a deduction to account for the various transaction costs associated with the sale of an asset of this type. These costs consist of 2.0 percent of the total disposition price of the subject property as an allowance for transfer taxes, professional fees, and other miscellaneous expenses including an allowance for alteration costs that the seller pays at final closing. Deducting these transaction costs from the computed reversion renders pre-tax the net proceeds of sale to be received by an investor in the subject property at the end of the holding period.

Net Proceeds at Reversion
                                       Less Costs of Sale and
Net Income 2006   Gross Sale Price  Miscellaneous Expenses @ 2.0%  Net Proceeds
$8,625,738        $101,479,271          $2,029,585                 $99,449,686

Selection of Discount Rate
        The discounted cash flow analysis makes several assumptions which reflect typical investor requirements for yield on real property. These assumptions are difficult to directly extract from any given market sale or by comparison to other investment vehicles. Instead, investor surveys of major real estate investment funds and trends in bond yield rates are often cited to support such analysis.

        A yield or discount rate differs from an income rate, such as cash-on-cash (equity dividend rate), in that it takes into consideration all equity benefits, including the equity reversion at the time of resale and annual cash flow from the property. The internal rate of return is the single-yield rate that is used to discount all future equity benefits (cash flow and reversion) into the initial equity investment. Thus, a current estimate of the subject's present value may be derived by discounting the projected income stream and reversion year sale at the property's yield rate.

        Yield rates on long term real estate investments range widely between property types. As cited in Cushman & Wakefield's Winter 1995 survey, investors in regional malls are currently looking at broad rates of return between 10.0 and 12.00 percent, down slightly from our last two surveys. The indicated low and high means are 10.72 and 11.33 percent, respectively. Peter
F. Korpacz reports an average internal rate of return of 11.55 percent for the Fourth Quarter 1995, down 5 basis points from the year ago level.

        The yield rate on a long term real estate investment can also be compared with yield rates offered by alternative financial investments since real estate must compete in the open market for capital. In developing an appropriate risk rate for the subject, consideration has been given to a number of different investment opportunities. The following is a list of rates offered by other types of securities.

        Market Rates and Bond Yields (%)     February, 1996
        Reserve Bank Discount Rate              5.00
        Prime Rate (Monthly Average)            8.25
        3-Month Treasury Bills                  4.86
        U.S. 10-Year Notes                      6.06
        U.S. 30-Year Bonds                      6.47
        Telephone Bonds                         7.70
        Municipal Bonds                         5.68
        Source: New York Times

        This compilation of yield rates from alternative investments reflects varying degrees of risk as perceived by the market. Therefore, a riskless level of investment might be seen in a three month treasury bill at 4.86 percent. A more risky investment, such as telephone bonds, would currently yield a much higher rate of 7.70 percent. The prime rate is currently 8.25 percent, while the discount rate is 5.00 percent. Ten year treasury notes are currently yielding around 5.06 percent, while 30-year bonds are at 6.47 percent.

        Real estate investment typically requires a higher rate of return (yield) and is much influenced by the relative health of financial markets. A retail center investment tends to incorporate a blend of risk and credit based on the tenant mix, the anchors that are included (or excluded) in the transaction, and the assumptions of growth incorporated within the cash flow analysis. An appropriate discount rate selected for a retail center thus attempts to consider the underlying credit and security of the income stream, and includes an appropriate premium for liquidity issues relating to the asset.

        There has historically been a consistent relationship between the spread in rates of return for real estate and the "safe" rate available through long-term treasuries or high-grade corporate bonds. A wider gap between return requirements for real estate and alternative investments has been created in recent years due to illiquidity issues, the absence of third party financing, and the decline in property values.

        Investors have suggested that the regional mall market has become increasingly "tiered" over the past two years. The country's premier malls are considered to have the strongest trade areas, excellent anchor alignments, and significant barriers of entry to future competitive supply. These and other "dominant" malls will have average mall shop sales above $300 per square foot and be attractive investment vehicles in the current market. It is our opinion that the subject would attract high interest from institutional investors if offered for sale in the current marketplace. There is not an abundance of regional mall assets of comparable quality currently available, and many regional malls have been included within REITs, rather than offered on an individual property basis. However, we must further temper our analysis due to the fact that there remains some risk that the inherent assumptions employed in our model come to full fruition.

        Finally, application of these rate parameters to the subject should entail some sensitivity to the rate at which leases will be expiring over the projection period. Provided below is a summary of the forecasted lease expiration schedule for the subject. A complete expiration report is included in the Addenda.

                Lease Expiration Schedule *
Calendar Year   No. of Leases   GLA (SF)        Cumulative %
1996                 2            3,150           1.3%
1997                 9           15,946           7.8%
1998                14           16,966          14.7%
1999                 5            8,646          18.2%
2000                18           39,105          34.2%
2001                 4            6,476          36.8%
2002                 8           24,206          46.7%
2003                 9           17,075          53.7%
2004                 9           29,248          65.6%
2005                21           48,092          85.2%

* Includes mall shops, kiosks and food court.

        From the above, we see that a moderate to large percentage (34.2 percent) of the GLA will expire by 2000. The largest expiration year is 2004 when leases totaling 48,092 square feet of the center will expire. Over the total projection period, the mall will turnover about 85.2 percent of mall shop space. Overall, consideration is given to this in our selection of an appropriate risk rate. We would also note that much of the risk factored into such an analysis is reflected in the assumptions employed within the cash flow model, including rent and sales growth, turnover, reserves, and vacancy provisions.

        We have briefly discussed the investment risks associated with the subject. On balance, it is our opinion that an investor in the subject property would require an internal rate of return between 11.00 and 11.50 percent.

Present Value Analysis
        Analysis by the discounted cash flow method is examined over a holding period that allows the investment to mature, the investor to recognize a return commensurate with the risk taken, and a recapture of the original investment. Typical holding periods usually range from 10 to 20 years and are sufficient for the majority of institutional grade real estate such as the subject to meet the criteria noted above. In the instance of the subject, we have analyzed the cash flows anticipated over a ten year period commencing on January 1, 1996.

        A sale or reversion is deemed to occur at the end of the 10th year (December 31, 2005), based upon capitalization of the following year's net operating income. This is based upon the premise that a purchaser in the 10th year is buying the following year's net income. Therefore, our analysis reflects this situation by capitalizing the first year of the next holding period.

        The present value is formulated by discounting the property cash flows at various yield rates. The yield rate utilized to discount the projected cash flow and eventual property reversion has been based on an analysis of anticipated yield rates of investors dealing in similar investments. The rates reflect acceptable expectations of yield to be achieved by investors currently in the marketplace shown in their current investment criteria and as extracted from comparable property sales.

Cash Flow Assumptions

Our cash flows forecasted for the mall have been presented. To reiterate, the formulation of these cash flows incorporate the following general assumptions in our computer model:

        1. The pro forma is presented on a calendar year basis commencing on January 1, 1996. The present value analysis is based on a 10 year holding period commencing from January 1, 1996. This period reflects 10 years of operations and follows an adequate time for the property to proceed through an orderly lease-up and continue to benefit from any remerchandising. In this regard, we have projected that the investment will be sold at the year ending December 31, 2005.

        2. Existing lease terms and conditions remain unmodified until their expiration. At expiration, it has been assumed that there is an 70.0 percent probability that existing retail tenants will renew their lease. Executed and high probability pending leases have been assumed to be signed in accordance with negotiated terms as of the date of valuation.

        3. 1996 base date market rental rates for existing tenants have been established according to tenant size with consideration given to location within the mall, the specific merchandise category, as well as the tenants sales history. Lease terms throughout the total complex vary but for new in-line mall tenants are generally 5 to 12 years. While some have been flat, others have one or two step-ups over the course of the term. Upon renewal, it is assumed that new leases are written for an average of 10 years with a rent step of 10.0 percent in years 4 and 8. An exception exists in the instance where a tenant is determined to be paying base rent which is above market, or where percentage rent is being generated in the base lease and is forecasted to continue over the ensuing period. In these instances, we have assumed that a flat lease will be written. Kiosk leases are written for 5 year terms with a 10.0 percent rent increase after 36 months.

        4. Market rents have been established for 1996 based upon an overall average of about $19.22 per square foot for in-line mall shop space. Subsequently, it is our assumption that market rental rates for mall tenants will remain flat through 1998, increasing by 2.0 percent in 1999, 3.0 percent in 2000, and 3.5 percent per year thereafter.

        5. Most tenants have percentage rental clauses providing for the payment of overage rent. We have relied upon average sales data as provided by management. In our analysis, we have forecasted that sales will remain flat and then grow by 2.0 percent in 1998, 3.0 percent in 1999, and 3.5 percent per year throughout the balance of the holding period.

        6. Expense recoveries are based upon terms specified in the various lease contracts. The standard lease contract for real estate taxes and common area maintenance billings for interior mall tenants is based upon a tenants pro rata share with the latter carrying an administrative surcharge of 15.0 percent. Pro-rata share is generally calculated on leased (occupied) area as opposed to leasable area. Department store contributions are deducted before pass through to the mall shops. HVAC charges are for mall HVAC.

        7. Income lost due to vacancy and non-payment of obligations has been based upon our turnover probability assumption as well as a global provision for credit loss. Upon the expiration of a lease, there is 30.0 percent probability that the retail tenant will vacate the suite. At this time we have forecasted that rent loss equivalent to 6 months rent would be incurred to account for the time associated with bringing the space back on-line. In addition, we have forecasted an annual global vacancy and credit loss of gross rental income which we have stepped-up to a stabilized level of 4.0 percent. This global provision is applied to all tenants excluding anchor department stores.

        8. Specialty leasing and miscellaneous income consists of several categories. Specialty leasing is generated by the mall's successful temporary in-line tenant program which fill in during periods of downtime between permanent in-line tenants. Miscellaneous income is generated by chargebacks for tenant work, forfeited security deposits, stroller rentals, telephones, etc. We have grown all miscellaneous revenues by
                3.0 percent per annum.

        9. Operating expenses have been developed from management's budget from which we have recast certain expense items. Expenses have also been compared to industry standards as well as our general experience in appraising regional malls throughout the northeast. Operating expenses are forecasted to increase by
                3.0 from 1996-1998, then increase by 3.5 percent per year except for management which is based upon 4.5 percent of minimum and percentage rent annually. Taxes are forecasted to grow at 4.0 percent per year. Alteration costs are assumed to escalate at our forecasted expense inflation rate.

        10. A provision for initial capital reserves of approximately $60,000 equal to approximately $0.15 per square foot of total owned GLA has been reflected. An alteration charge of $8.00 per square foot has been utilized for new mall tenants. Renewal tenants have been given an allowance of $1.50 per square foot. Leasing commissions reflect a rate structure of $3.50 per square foot for new leases and $1.50 per square foot for renewal leases. A contingency provision for other capital expenditures has been made for the first three years.

        For a property such as the subject, it is our opinion that an investor would require an all cash discount rate in the range of 11.00 to 11.50 percent. Accordingly, we have discounted the projected future pre-tax cash flows to be received by an equity investor in the subject property to a present value so as to yield 11.00 to 11.50 percent at 25 basis point intervals on equity capital over the holding period. This range of rates reflects the risks associated with the investment. Discounting these cash flows over the range of yield and terminal rates now being required by participants in the market for this type of real estate places additional perspective upon our analysis. A valuation matrix for the subject appears on the following table:

Valuation Matrix (000)
Terminal Cap Rate                       Discount Rate
                        11.00%          11.25%          11.50%
8.25%                   $78,800         $77,738         $76,738
8.50%                   $77,531         $76,493         $75,514
8.75%                   $76,289         $75,274         $74,317

        Through such a sensitivity analysis, it can be seen that the present value of the subject property varies from approximately $74.3 to $78.8 million. Giving consideration to all of the characteristics of the subject previously discussed, we feel that a prudent investor would require a yield which falls near the middle of the range outlined above for this property. Accordingly, we believe that based upon all of the assumptions inherent in our cash flow analysis, an investor would look toward as IRR around 11.25 percent and a terminal rate around 8.50 percent as being most representative of the subject's value in the market.

        In view of the analysis presented here, it becomes our opinion that the discounted cash flow analysis indicates a market value of $76.5 million for the subject property as of January 1, 1996. The indices of investment generated through this indicated value conclusion are shown on the Facing Page.

                         DISCOUNTED CASH FLOW ANALYSIS
                        Laurel Centre (Laurel, Maryland)
                           Cushman & Wakefield, Inc.

 Year           Net       Discount     Present Value Composition  Annual Cash
  No.  Year  Cash Flow  Factor 11.25%  of Cash Flows  of Yield  on Cash Returns

  1    1996 $6,114,034 x  0.8988764  =  $5,495,761      7.18%        7.99%
  2    1997 $6,527,488 x  0.8079788  =  $5,274,072      6.89%        8.53%
  3    1998 $7,057,244 x  0.7262731  =  $5,125,486      6.70%        9.23%
  4    1999 $7,654,502 x  0.6528297  =  $4,997,086      6.53%       10.01%
  5    2000 $7,308,927 x  0.5868132  =  $4,288,975      5.61%        9.55%
  6    2001 $7,887,199 x  0.5274726  =  $4,160,281      5.44%       10.31%
  7    2002 $7,837,252 x  0.4741326  =  $3,715,897      4.86%       10.24%
  8    2003 $7,997,985 x  0.4261867  =  $3,408,634      4.46%       10.45%
  9    2004 $8,069,970 x  0.3830891  =  $3,091,518      4.04%       10.55%
  10   2005 $7,811,943 x  0.3443498  =  $2,690,041      3.52%       10.21%

Total Present Value of Cash Flows:     $42,247,752     55.23%        9.71%
                                                        Total         Avg.

Reversion Year  NOI/Income  /   Terminal OAR    =    Reversion
  11   2006     $8,625,738             8.50%    = $101,479,271
                Less:  Cost of Sale    2.00%       ($2,029,585)
                Less:  Tls & Commissions                    $0
                Net Reversion                     $ 99,449,685
                x Discount Factor                    0.3443498
                Total Present Value of Reversion  $ 34,245,477   44.77%

Total Present Value of Cash Flows & Reversion     $ 76,493,228  100.00%

Rounded Value via Discounted Cash Flow:           $ 76,500,000

        Owned Net Rentable Area:                       381,976
        Value per Square Foot (Owned GLA):             $200.27

        Owned Mall Shop Area:                          245,112
        Value Per Square Foot (Shop GLA):              $312.10

        Year One NOI (12 months):                   $6,493,683
        Implicit Going-In Capitalization Rate:           8.49%

        Compound Annual Growth Rate
        Concluded Value to Reversion Value:              3.19%

        Compound Annual Growth Rate
        Net Cash Flow:                                   2.76%


        We note that the computed equity yield is not necessarily the true rate of return on equity capital. This analysis has been performed on a pre-tax basis. The tax benefits created by real estate investment will serve to attract investors to a pre-tax yield which is not the full measure of the return on capital.

Direct Capitalization
        To further support our value conclusion at stabilization derived via the discounted cash flow, we have also utilized the direct capitalization method. In direct capitalization, an overall rate is applied to the net operating income of the subject property. In this case, we will again consider the indicated overall rates from the comparable sales in the Sales Comparison Approach as well as those rates established in our Investor Survey.

        In view of our total analysis, we would anticipate that at the subject would trade at an overall rate of approximately 7.75 to 8.25 percent applied to first year income. Applying these rates to first year net operating income before reserves, alterations, and other expenses for the subject of $6,493,383 results in a value of approximately $78,700,000 to $83,800,000. From this range we would be inclined to conclude at a value of $80,000,000 by direct capitalization which is indicative of an overall rate of 8.12 percent.

        However, it is our opinion that a prudent investor in the property would consider the capital expenditures and leasing costs through 1998 in the final value estimate. By discounting commissions, alterations, and capital expenditures at 11.50 percent through 1998, a deduction of about $1,088,000 is indicated. Applying this to $80.0 million results in a value estimate of roughly $78.9 million. Thus, the indicated value via direct capitalization as of January 1, 1996, was $78,900,000.



                    RECONCILIATION AND FINAL VALUE ESTIMATE

Application of the Sales Comparison and Income Approaches used in the valuation of the subject property has produced results which fall within a reasonably acceptable range. Restated, these are:

        Methodology                     Market Value Conclusion
        Sales Comparison Approach       $74,000,000 - $78,000,000
        Income Approach
                Discounted Cash Flow            $76,500,000
                Direct Capitalization           $78,900,000

        This is considered a narrow range in possible value given the magnitude of the value estimates. Both approaches are well supported by data extracted from the market. There are, however, strengths and weaknesses in each of these two approaches which require reconciliation before a final conclusion of value can be rendered.

Sales Comparison Approach
        The Sales Comparison Approach arrived at a value indicted for the property by analyzing historical arms-length transaction, reducing the gathered information to common units of comparison, adjusting the sale data for differences with the subject and interpreting the results to yield a meaningful value conclusion. The basis of these conclusions was the cash-on-cash return based on net income and the adjusted price per square foot of gross leasable area sold. An analysis of the subject on the basis of its implicit sales multiple was also utilized.

        The process of comparing historical sales data to assess what purchasers have been paying for similar type properties is weak in estimating future expectations. Although the unit sale price yields comparable conclusions, it is not the primary tool by which the investor market for a property like the subject operates. In addition, no two properties are alike with respect to quality of construction, location, market segmentation and income profile. As such, subjective judgment necessarily become a part of the comparative process. The usefulness of this approach is that it interprets specific investor parameters established in their analysis and ultimate purchase of a property. In light of the above, the writers are of the opinion that this methodology is best suited as support for the conclusions of the Income Approach. It does provide useful market extracted rates of return such as overall rates to simulate investor behavior in the Income Approach.

Income Approach

        Discounted Cash Flow Analysis
        The subject property is highly suited to analysis by the discounted cash flow method as it will be bought and sold in investment circles. The focus on property value in relation to anticipated income is well founded since the basis for investment is profit in the form of return or yield on invested capital. The subject property, as an investment vehicle, is sensitive to all changes in the economic climate and the economic expectations of investors. The discounted cash flow analysis may easily reflect changes in the economic climate of investor expectations by adjusting the variables used to qualify the model. In the case of the subject property, the Income Approach can analyze existing leases, the probabilities of future rollovers and turnovers and reflect the expectations of overage rents. Essentially, the Income Approach can model many of the dynamics of a complex shopping center. The writers have considered the results of the discounted cash flow analysis because of the applicability of this method in accounting for the particular characteristics of the property, as well as being the tool used by many purchasers.

Capitalization
        Direct capitalization has its basis in capitalization theory and uses the premise that the relationship between income and sales price may be expressed as a rate or its reciprocal, a multiplier. This process selects rates derived from the marketplace, in much the same fashion as the Sales Comparison Approach, and applies this to a projected net operating income to derive a sale price. The weakness here is the idea of using one year of cash flow as the basis for calculating a sale price. This is simplistic in its view of expectations and may sometimes be misleading. If the year chosen for the analysis of the sale price contains an income stream that is over or understated, this error is compounded by the capitalization process. Nonetheless, real estate of the subject's calibre is commonly purchased on a net capitalization basis. Overall, this methodology was given important consideration in our total analysis.

Conclusions
        We have briefly discussed the applicability of each of the methods presented. Because of certain vulnerable characteristics in the Sales Comparison Approach, it has been used as supporting evidence and as a final check on the value conclusion indicated by the Income Approach methodology. The value exhibited by the Income Approach is consistent with the leasing profile of the mall. Overall, it indicates complimentary results with the Sales Comparison Approach, the conclusions being supportive of each method employed, and neither range being extremely high or low in terms of the other.

        As a result of our analysis, we have formed an opinion that the market value of the leased fee estate in the referenced property, subject to the assumptions, limiting conditions, certifications, and definitions, as of January 1, 1996, was:

                         SEVENTY SEVEN MILLION DOLLARS
                                  $77,000,000



                      ASSUMPTIONS AND LIMITING CONDITIONS

"Appraisal" means the appraisal report and opinion of value stated therein; or the letter opinion of value, to which these Assumptions and Limiting Conditions are annexed.

"Property" means the subject of the Appraisal.

"C&W" means Cushman & Wakefield, Inc. or its subsidiary which issued the Appraisal.

"Appraiser(s)" means the employee(s) of C&W who prepared and signed the Appraisal.

This appraisal is made subject to the following assumptions and limiting conditions:

1. This is a Summary Appraisal Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2)b) of the Uniform Standards of Professional Appraisal Practice for a Summary Appraisal Report. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser's opinion of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraiser's file. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated below. The appraiser is not responsible for unauthorized use of this report. We are providing this report as an update to our last analysis which was prepared as of January 1, 1995. As such, we have primarily reported only changes to the property and its environs over the past year.

2. No opinion is intended to be expressed and no responsibility is assumed for the legal description or for any matters which are legal in nature or require legal expertise or specialized knowledge beyond that of a real estate appraiser. Title to the Property is assumed to be good and marketable and the Property is assumed to be free and clear of all liens unless otherwise stated. No survey of the Property was undertaken.

3. The information contained in the Appraisal or upon which the Appraisal is based has been gathered from sources the Appraiser assumes to be reliable and accurate. Some of such information may have been provided by the owner of the Property. Neither the Appraiser nor C&W shall be responsible for the accuracy or completeness of such information, including the correctness of estimates, opinions, dimensions, sketches, exhibits and factual matters.

4. The opinion of value is only as of the date stated in the Appraisal. Changes since that date in external and market factors or in the Property itself can significantly affect property value.

5. The Appraisal is to be used in whole and not in part. No part of the Appraisal shall be used in conjunction with any other appraisal. Publication of the Appraisal or any portion thereof without the prior written consent of C&W is prohibited. Except as may be otherwise stated in the letter of engagement, the Appraisal may not be used by any person other than the party to whom it is addressed or for purposes other than that for which it was prepared. No part of the Appraisal shall be conveyed to the public through advertising, or used in any sales or promotional material without C&W's prior written consent. Reference to the Appraisal Institute or to the MAI designation is prohibited.

6. Except as may be otherwise stated in the letter of engagement, the Appraiser shall not be required to give testimony in any court or administrative proceeding relating to the Property or the Appraisal.

7. The Appraisal assumes (a) responsible ownership and competent management of the Property; (b) there are no hidden or unapparent conditions of the Property, subsoil or structures that render the Property more or less valuable (no responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them); (c) full compliance with all applicable federal, state and local zoning and environmental regulations and laws, unless noncompliance is stated, defined and considered in the Appraisal; and (d) all required licenses, certificates of occupancy and other governmental consents have been or can be obtained and renewed for any use on which the value estimate contained in the Appraisal is based.

8. The forecasted potential gross income referred to in the Appraisal may be based on lease summaries provided by the owner or third parties. The Appraiser assumes no responsibility for the authenticity or completeness of lease information provided by others. C&W recommends that legal advice be obtained regarding the interpretation of lease provisions and the contractual rights of parties.

9. The forecasts of income and expenses are not predictions of the future. Rather, they are the Appraiser's best estimates of current market thinking on future income and expenses. The Appraiser and C&W make no warranty or representation that these forecasts will materialize. The real estate market is constantly fluctuating and changing. It is not the Appraiser's task to predict or in any way warrant the conditions of a future real estate market; the Appraiser can only reflect what the investment community, as of the date of the Appraisal, envisages for the future in terms of rental rates, expenses, supply and demand.

10. Unless otherwise stated in the Appraisal, the existence of potentially hazardous or toxic materials which may have been used in the construction or maintenance of the improvements or may be located at or about the Property was not considered in arriving at the opinion of value. These materials (such as formaldehyde foam insulation, asbestos insulation and other potentially hazardous materials) may adversely affect the value of the Property. The Appraisers are not qualified to detect such substances. C&W recommends that an environmental expert be employed to determine the impact of these matters on the opinion of value.

11. Unless otherwise stated in the Appraisal, compliance with the requirements of the Americans With Disabilities Act of 1990 (ADA) has not been considered in arriving at the opinion of value. Failure to comply with the requirements of the ADA may adversely affect the value of the property. C&W recommends that an expert in this field be employed.



                           CERTIFICATION OF APPRAISAL

        We certify that, to the best of our knowledge and belief:

1.      Richard W. Latella, MAI and Jay F. Booth inspected the property. Brian
        J. Booth did not inspect the property but has contributed to the underlying analysis.

2.      The statements of fact contained in this report are true and correct.

3. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.

4. We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

5. Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event. The appraisal assignment was not based on a requested minimum valuation, a specific valuation or the approval of a loan.

6. No one provided significant professional assistance to the persons signing this report.

7. Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation and the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

8. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

9. As of the date of this report, Richard W. Latella has completed the requirements of the continuing education program of the Appraisal Institute.



        /s/ Jay F. Booth                        /s/ Brian J. Booth
        Jay F. Booth                            Brian J. Booth
        Retail Valuation Group                  Valuation Advisory Services



        /s/ Richard W. Latella
	Richard W. Latella, MAI
	Senior Director
	Retail Valuation Group
	Maryland Certified General
	Real Estate Appraiser License No. 10462


	ADDENDA







                            NATIONAL RETAIL OVERVIEW
                        OPERATING EXPENSE BUDGET (1996)
                           TENANT SALES REPORT (1995)
                         PRO-JECT LEASE ABSTRACT REPORT
                      PRO-JECT PROLOGUE ASSUMPTIONS REPORT
                        PRO-JECT TENANT REGISTER REPORT
                        PRO-JECT LEASE EXPIRATION REPORT
             ENDS FULL DATA REPORT FOR PRIMARY AND TOTAL TRADE AREA
                        REGIONAL MALL SALES (1991-1993)
                      CUSHMAN & WAKEFIELD INVESTOR SURVEY
                           APPRAISERS' QUALIFICATIONS
                              PARTIAL CLIENT LIST


      CUSHMAN & WAKEFIELD, INC.
      NATIONAL RETAIL OVERVIEW


                          Prepared by: Richard W. Latella, MAI


                NATIONAL RETAIL MARKET OVERVIEW

Introduction
    Shopping centers constitute the major form of retail activity in the United States today. Approximately 55 percent of all non- automotive retail sales
occur  in  shopping  centers.   It  is estimated that consumer spending
accounts for about two-thirds of all economic activity in the United States. As such, retail sales patterns have become an important indicator of the country's economic health.

    During the period 1980 through 1995, total retail sales in the United States increased at a compound annual rate of 6.16 percent. Data for the period 1990 through 1995 shows that sales growth has slowed to an annual
average of 4.93  percent.   This information  is summarized on the following
chart. The Commerce Department reports that total retail sales fell three-tenths of a percent in January 1996.

                Total U.S. Retail Sales(1)
       Year          Amount       Annual Change
                   (Billions)
       1980         $  957,400           N/A
       1985         $1,375,027           N/A
       1990         $1,844,611           N/A
       1991         $1,855,937           .61%
       1992         $1,951,589          5.15%
       1993         $2,074,499          6.30%
       1994         $2,236,966          7.83%
       1995         $2,346,577          4.90%
 Compound Annual
   Growth Rate                         +6.16%
    1980-1995
CAGR: 1990 - 1995                      +4.93%

(1)1985 - 1995 data reflects recent revisions by the U.S. Department of
Commerce: Combined Annual and Revised Monthly Retail Trade.

Source: Monthly Retail Trade Reports Business Division, Current Business Reports, Bureau of the Census, U.S. Department of Commerce.


    The early part of the 1990s was a time of economic stagnation and uncertainty in the country. The gradual recovery, which began as the nation crept out of the last recession, has shown some signs of weakness as corporate downsizing has accelerated. But as the recovery period reaches into its fifth year and the retail environment remains volatile, speculation regarding the nation's economic future remains. It is this uncertainty which has shaped recent consumer spending patterns.

Personal Income and Consumer Spending
    Americans' personal income advanced by six-tenths of a percent in December, which helped raise income for all of 1995 by 6.1 percent, the
highest gain since 6.7 percent in  1990.   This growth  far  outpaced the 2.5
percent in 1994 and 4.7 percent  in 1993.   Reports for February 1996 however,
reported that income grew at an annual rate of eight-tenths of a percent, the biggest gain in thirteen months, and substantially above January's anemic growth rate of one-tenth of a percent.

    Consumer spending is another closely watched indicator of economic activity. The importance of consumer spending is that it represents two-thirds of the nation's economic activity. Total consumer spending rose by 4.8 percent in 1995, slightly off of the 5.5 percent rise in 1994 and 5.8
percent in 1993.   These increases  followed  a significant lowering on
unemployment and bolstered consumer confidence. The Commerce Department reported that Americans spent at an annual rate of $5.01 trillion in January 1996, a drop of five-tenths of a percent. It was the third drop in five months.

Unemployment Trends
    The Clinton Administration touts that its economic policy has dramatically increased the number of citizens who have jobs. Correspondingly, the nation's unemployment rate continues to decrease from its recent peak in
1992.   Selected  statistics released  by  the  Bureau of Labor Statistics are summarized  as follows:

Selected Employment Statistics

    Civilian Labor Force               Employed
         Total Workers         Total Workers             Unemployment
Year(1)     (000)   % Change     (000)         % Change       Rate
 1990      124,787       .7     117,914          .5           5.5
 1991      125,303       .4     116,877         -.9           6.7
 1992      126,982      1.3     117,598          .6           7.4
 1993      128,040       .8     119,306         1.5           6.8
 1994      131,056      2.4     123,060         3.1           6.1
 1995      132,337      .98     124,926         1.5           5.6
 CAGR                  1.18                     1.16
1990-1995

(1)Year ending December 31

Source:  Bureau of Labor Statistics U.S. Department of Labor


    During  1995,  the  labor  force increased  by  1,281,000  or approximately
1.0  percent.   Correspondingly,  the   level   of employment increased by
1,866,000 or 1.5 percent. As such, the year end unemployment rate dropped by five-tenths of a percent to 5.6 percent. For 1995, monthly job growth averaged 144,000. On balance, over 8.0 million jobs have been created since the recovery began.

Housing Trends
    Housing starts enjoyed a good year in 1994 with a total of 1.53 million starts; this up 13.0 percent from 1.45 million in 1993. Multi-family was up
60.0 percent in 1994 with 257,00 starts. However, the National Asociation of Homebuilders forsees a downshift in activity throughout 1995 resulting from the laggard effect of the Federal Reserves's policy of raising interest rates. The
 .50 percent increase in the federal funds rate on February 1, 1995 was the seventh increase over the past thirteen months, bringing it to its highest level since 1991. Sensing a retreat in the threat of inflation, the Fed reduced the Federal Funds rate by 25 basis points in July 1995 to 5.75 percent.

    Total housing starts rose by 6.0 percent to a seasonally adjusted annual rate of 1.42 million units. Since family housing starts in November were at 1,102,00 units while multi-family jumped by 77,000 at an annual rate. Applications for building permits rose by 3.2 percent to a rate of 1.28 million. The median new home price of new homes sold in the first nine months of 1995 was $132,000. The median was $130,000 for all of 1994. The Commerce Department reported that construction spending rose 2.9 percent in October to an annual rate of $207.7 billion, compared to $217.9 billion in all of 1994.

    The home ownership rate seems to be rising, after remaining stagnant over the last decade. For the third quarter of 1995, the share of households that own their homes was 65 percent, compared to 64.1 percent for a year earlier. Lower mortgage rates are cited as a factor.

Gross Domestic Product
    The report on the gross domestic product (GDP) showed that output for goods and services expanded at an annual rate of just .9 percent in the fourth quarter of 1995. Overall, the economy gained 2.1 percent in 1995, the weakest showing in four years since the 1991 recession. The .9 percent rise in the fourth quarter was much slower than the 1.7 percent expected by most analysts. The Fed sees the U.S. economy expanding at a 2.0 to 2.25 percent pace during 1996 which is in-line with White House forecasts.

    The following chart cites the annual change in real GDP since 1990.

  Real GDP
    Year                % Change
    1990                   1.2
    1991                  - .6
    1992                   2.3
    1993                   3.1
    1994                   4.1
    1995 *                 2.1

* Reflects new chain weighted system of measurement.  Comparable
  1994 measure would be 3.5%

Source:   Bureau of Economic Analysis

Consumer Prices
    The Bureau of Labor Statistics has reported that consumer prices rose by only 2.5 percent in 1995, the fifth consecutive year in which inflation
was under 3.0 percent.   This  was  the lowest  rate  in nearly a decade when
the overall rate was 1.1 percent in 1986. All sectors were down substantially in 1995 including the volatile health care segment which recorded inflation of only 3.9 percent, the lowest rate in 23 years.

    The following chart tracks the annual change in the CPI since 1990.

     Consumer Price Index(1)

   Year        CPI       % Change
   1990       133.8         6.1
   1991       137.9         3.0
   1992       141.9         2.9
   1993       145.8         2.7
   1994       149.7         2.7
   1995       153.5         2.5

(1) All Urban Workers

Source:   Dept. of Labor, Bureau of Labor Statistics

Other Indicators
    The government's main economic forecasting gauge, the Index of Leading Economic Indicators shows that the vibrant 1994 economy continues to cool off. The index is intended to project econoic growth over the next six months. The Conference Board, an independent business group, reported that the index rose two-tenths of a percent in December 1995, breaking a string of three
straight declines.   It  has become  apparent that the Federal Reserve's
conservative monetary policy has had an effect on the economy and some economists are calling for a further reduction in short term interest rates.

    The  Conference Board also reported that consumer  confidence rebounded  in
February 1996, following reports suggesting  lower inflation.   The  board's
index of consumer confidence rose 9 points to 97 over January when consumers worried about the government shutdown, the stalemate over the Federal budget and the recent flurry of layoff announcements by big corporations.

    In another sign of increasingly pinched household budgets, consumers sharply curtailed new installment debt in September 1995, when installment credit rose $5.4 billion, barely half as much as August. Credit card balances increased by $2.8 billion, the slimmest rise of the year. For the twelve months through September 1995, outstanding credit debt rose 13.9 percent, down from a peak of 15.3 percent in May. Still, installment debt edged to a record 18.8 percent of disposable income, indicating that consumers may be reaching a point of discomfort with new debt.

    The   employment   cost  index  is  a  measure   of   overall compensation
including wages, salaries and benefits. In 1995 the index rose by only 2.9 percent, the smallest increase since 1980. This was barely ahead of
inflation and is a  sign  of  tighter consumer   spending   over  the  coming
year.

Economic Outlook
    The  WEFA Group, an economic consulting company, opines  that the  current
state of the economy is a "central bankers"  dream, with   growth  headed
toward  the  Fed's  2.5  percent   target, accompanied  by  stable if not
falling inflation.   They  project that  inflation will remain in the 2.5 to
3.0 percent range into the foreseeable future. This will have a direct influence on consumption (consumer expenditures) and overall inflation rates
(CPI).

    Potential GDP provides an indication of the expansion of output, real incomes, real expenditures, and the general standard of living of the population. WEFA estimates that real U.S. GDP will grow at an average annual rate between 2.0 and 2.5 percent over the next year and at 2.3 percent through 2003 as the output gap is reduced between real GDP and potential GDP. After 2003, annual real GDP growth will moderate, tapering to 2.2 percent per annum.

    Consumption expenditures are primarily predicated on the growth of real permanent income, demographic influences, and changes in relative prices over the long term. Changes in these key variables explain much of the consumer spending patterns of the 1970s and mid-1980s, a period during which baby boomers were reaching the asset acquisition stages of their lives; purchasing automobiles and other consumer and household durables. Increases in real disposable income supported this spending spurt with an average annual
increase of 2.9 percent per year  over  the  past twenty  years.   Real
consumption expenditures increased at an average annual rate of 3.1 percent during the 1970s and by an average of 4.0 percent from 1983 to 1988. WEFA projects that consumption expenditure growth will slow to 2.0 percent per year by 2006 as a result of slower population growth and aging. It is also
projected   that   the  share  of   personal   consumption expenditures
relative to GDP will decline over the next decade. Consumer spending as a share of GDP peaked in 1986 at 67.4 percent after averaging about 63.0 percent over much of the post- war period. WEFA estimates that consumption's share of aggregate output will decline to 64.5 percent by 2003 and 62.7 percent by 2018.

Retail Sales
    In   their  publication,  NRB/Shopping  Centers  Today   1994 Shopping
Center Census, the National Research Bureau reports that overall retail conditions continued to improve for the third consecutive year in 1994. Total shopping center sales increased 5.5 percent to $851.3 billion in 1994,
up from $806.6 billion  in 1993.   The  comparable 1993 increase was  5.0
percent.   Retail sales  in  shopping  centers (excluding automotive  and gasoline service station sales) now account for about 55.0 percent of total retail sales in the United States.

    Total retail sales per square foot have shown positive increases over the past three years, rising by 8.7 percent from approximately $161 per square foot in 1990, to $175 per square foot in 1994. It is noted that the increase in productivity has exceeded the increase in inventory which bodes well for the industry in general. This data is summarized on the following table.

                      Selected Shopping Center Statistics
                                   1990-1994

                                                                   %    Compound
                        1990    1991     1992     1993     1994  Change  Annual
                                                                1990-93  Growth
Retail Sales in
Shopping Centers *   $706.40 $716.90  $768.20  $806.60  $851.30   20.5%   4.8%
Total Leasable
Area**                   4.4     4.6      4.7      4.8      4.9   11.4%   2.7%
Unit Rate            $160.89 $157.09  $164.20  $169.08  $175.13    8.7%   2.1%

*Billions of Dollars

**  Billions of Square Feet

Source:   National Research Bureau


    To put retail sales patterns into perspective, the following discussion highlights key trends over the past few years.

        - As a whole, 1993 was a good year for most of the nation's major retailers. Sales for the month of December were up for most, however, the increase ranged dramatically from 1.1 percent at Kmart to 13.3 percent at Sears for stores open at least a year. It is noted that the Sears turnaround after years of slippage was unpredicted by most forecasters.

        - With the reporting of December 1994 results, most retailers posted same store gains between 2.0 and 6.0 percent. The Goldman Sachs Retail Composite Comparable Store Sales Index, a weighted average of monthly same store sales of 52 national retail companies rose 4.5 percent in December. The weakest sales were seen in women's apparel, with the strongest sales reported for items such as jewelry and hard goods. Most department store companies reported moderate increases in same store sales, though largely as a result of aggressive markdowns. Thus, profits were negatively impacted for many companies.

        - For 1994, specialty apparel sales were lackluster at best, with only .4 percent comparable sales growth. This is of concern to investors since approximately 30.0 percent of a mall's small shop space is typically devoted to apparel tenants. Traditional department stores experienced 3.4 percent same store growth in 1994, led by Dillard's 5.0 percent increase. Mass merchants' year-to-year sales increased by 6.7 percent in 1994, driven by Sears' 7.9 percent increase. Mass merchants account for 35.0 to
                55.0 percent of the anchors of regional malls and their resurgence bodes well for increased traffic at these centers.

        - Sales at the nation's largest retailer chains rose tepidity in January, following the worst December sales figures since the 1990-91 recession in 1995. Same store sales were generally weak in almost all sectors, with apparel retailers being particularly hard hit. Some chains were able to report increases in sales but this generally came about through substantial discounting. As such, profits are going to suffer and with many retailers being squeezed for cash, 1996 is expected to be a period of continued consolidations and bankruptcy. The Goldman Sachs composite index of same store sales grew by 1.1 percent in January 1996, compared to a 4.7 percent for January 1995.

    Provided on the following chart is a summary of overall and same store sales growth for selected national merchants for the most recent period.

                  Same Store Sales for the Month of January 1996

                                    % Change From Previous Year
      Name of Retailer               Overall     Same Store Basis
          Wal-Mart                    +16.0%       +  2.6%
            Kmart                     + 4.0%       +  7.7%
  Sears, Roebuck & Company            + 4.0%       +  0.6%
         J.C. Penney                  - 3.0%      -   4.3%
  Dayton Hudson Corporation           + 8.0%       +  2.0%
    May Department Stores             + 7.0%       +  0.7%
 Federated Department Stores          + 3.0%       +  5.1%
      The Limited Inc.                + 6.0%       -  2.0%
          Gap Inc.                    +48.0%       +  6.0%
         Ann Taylor                   - 1.0%       - 17.0%

Source:   New York Times

    According to the Goldman sachs index, department store sales fell by 1.1 percent during January, discount stores rose by 4.5 percent, and specialty hard goods retailers fell by 4.7 percent.


    The  outlook  for  retail sales growth  is  one  of  cautious optimism.
Some  analysts  point  to  the  fact  that   consumer confidence has resulted
in increases in personal debt which may be troublesome in the long run. Consumer loans by banks rose 13.9 percent in the twelve months that ended
on  September  30, 1995.   But  data  gathered  by the Federal  Reserve  on
monthly payments suggest that debt payments are not taking as big a bite out of income as in the late 1980s, largely because of the record refinancings at lower interest rates in recent years and the efforts by many Americans to repay debts.

GAFO and Shopping Center Inclined Sales
    In a true understanding of shopping center dynamics, it is important to focus on both GAFO sales or the broader category of Shopping Center Inclined Sales. These types of goods comprise the overwhelming bulk of goods and products carried in shopping centers and department stores and consist of the following categories:

        - General merchandise stores including department and other stores;
        - Apparel and accessory stores;
        - Furniture and home furnishing stores; and
        - Other miscellaneous shoppers goods stores.

    Shopping Center Inclined Sales are somewhat broader and include such classifications as home improvement and grocery stores.

    Total  retail sales grew by 7.8 percent in the United  States in  1994  to
$2.237 trillion, an increase of $162  billion  over 1993.   This  followed  an
increase of $125 billion over 1992. Automobile dealers captured $69+/- billion of total retail sales growth last year, while Shopping Center Inclined Sales accounted for nearly 40.0 percent of the increase ($64
billion).   GAFO sales  increased  by  $38.6  billion.   This  group  was  led
by department stores which posted an $18.0 billion increase in sales. The following chart summarizes the performance for this most recent comparison period.

                  Retail Sales by Major Store Type
                        1993-1994 ($MIL.)
                                                     1993-1994
     Store Type                 1994        1993      % Change
GAFO:
General Merchandise         $282,541    $264,617        6.8%
Apparel & Accessories        109,603     107,184        2.3%
Furniture & Furnishings      119,626     105,728       13.1%
Other GAFO                    80,533      76,118        5.8%
GAFO Subtotal               $592,303    $553,647        7.0%

Convenience Stores:
Grocery                     $376,330    $365,725        2.9%
Other                         21,470      19,661        9.2%
Subtotal                    $397,800    $385,386        3.2%
Drug                          81,538      79,645        2.4%
Convenience Subtotal        $479,338    $465,031        3.1%
Other:
Home Improvement &
 Building Supplies Stores   $122,533    $109,604       11.8%
Shopping Center-Inclined   1,194,174   1,128,282        5.8%
Subtotal                     526,319     456,890       15.2%
Automobile Dealers           142,193     138,299        2.8%
Gas Stations                 228,351     213,663        6.9%
Eating and Drinking Places   145,929*    137,365*       6.2%
All Other
Total Retail Sales        $2,236,966  $2,074,499        7.8%

* Estimated sales
Source: U.S. Department of Commerce and Dougal M. Casey: Retail Sales and Shopping Center Development Through The Year 2000 (ICSC White Paper)


    GAFO sales grew by 7.0 percent in 1994 to $592.3 billion, led by  furniture
and furnishings which grew by 13.1 percent.   From the above it can be
calculated that GAFO sales accounted for 26.5 percent of total retail sales and nearly 50.0 percent of all shopping center-inclined sales.

The International Council of Shopping Centers (ICSC) publishes a Monthly Mall Merchandise Index which tracks sales by store type for more than 400 regional shopping centers. The index shows that sales per square foot rose by 1.8 percent to $256 per square foot in 1994. The following chart identified the most recent year-end results.

                        Index Sales per Square Foot
                         1993-1994 Percent Change
              Store Type             1994      1993  ICSC Index
        GAFO:
        Apparel & Accessories:
        Women's Ready-To-Wear        $189      $196    - 3.8%
        Women's Accessories and       295       283    + 4.2%
        Specialties                   231       239    - 3.3%
        Men's and Boy's Apparel       348       310    +12.2%
        Children's Apparel            294       292    + 0.4%
        Family Apparel                284       275    + 3.3%
        Women's Shoes                 330       318    + 3.8%
        Men's Shoes                   257       252    + 1.9%
        Family Shoes                  340       348    - 2.2%
        Shoes (Misc.)                $238      $238    - 0.2%
        SUBTOTAL

        Furniture & Furnishings:
        Furniture & Furnishings      $267      $255    + 4.5%
        Home Entertainment &
         Electronics                  330       337    - 2.0%
        Miscellaneous                291       282    + 3.3%
        SUBTOTAL                     $309      $310    - 0.3%

        Other GAFO:
        Jewelry                      $581      $541    + 7.4%
        Other                         258       246    + 4.9%
        SUBTOTAL                     $317      $301    + 5.3%
        TOTAL GAFO                   $265      $261    + 1.6%
        NON-GAFO

        FOOD:
        Fast Food                    $365      $358    + 2.0%
        Restaurants                   250       245    + 2.2%
        Other                         300       301    - 0.4%
        SUBTOTAL                     $304      $298    + 1.9%

        OTHER NON-GAFO:
        Supermarkets                 $236      $291    -18.9%
        Drug/HBA                      254       230    +10.3%
        Personal Services             264       253    + 4.1%
        Automotive                    149       133    +12.2%
        Home Improvement              133       127    + 4.8%
        Mall Entertainment             79        77    + 3.2%
        Other Non-GAFO Misc.          296       280    + 5.7%
        SUBTOTAL                     $192      $188    + 2.4%
        TOTAL NON-GAFO               $233      $228    + 2.5%
        TOTAL                        $256      $252    + 1.8%


Note: Sales per square foot numbers are rounded to whole dollars. Three categories illustrated here have limited representation in the ICSC sample:
Automotive, +12.2%; Home Improvement, +4.8%; and Supermarkets, -18.9%.

Source:   U.S. Department of Commerce and Dougal M. Casey.


    GAFO sales have risen relative to household income. In 1990 these sales represented 13.9 percent of average household income. By 1994 they rose to 14.4 percent. Projections through 2000 show a continuation of this trend to 14.7 percent. On average, total sales were equal to nearly 55.0 percent of household income in 1994.

Determinants of Retail Sales Growth and U.S. Retail Sales by Key

      Store Type                     1990         1994         2000(P)
Determinants
Population                    248,700,000  260,000,000  276,200,000
Households                     91,900,000   95,700,000  103,700,000
Average Household Income          $37,400      $42,600      $51,600
Total Census Money Income      $3.4 Tril.   $4.1 Tril.   $5.4 Tril.
% Allocations of Income to Sales
GAFO Stores                         13.9%        14.4%        14.7%
Convenience Stores                  12.9%        11.7%        10.7%
Home Improvement Stores              2.8%         3.0%         3.3%
Total Shopping Center-
Inclined Stores                     29.6%        29.1%        28.8%
Total Retail Stores                 54.3%        54.6%        52.8%
Sales ($Billion)
GAFO Stores                          $472         $592         $795
Convenience Stores                    439          479          580
Home Improvement Stores                95          123          180
Total Shopping Center-
Inclined Stores                    $1,005       $1,194       $1,555
TOTAL RETAIL SALES                 $1,845       $2,237       $2,850

Note:     Sales and income figures are for the full year; population and household figures are as of April 1 in each respective year.

P = Projected.

Source:   U.S. Census of Population, 1990; U.S. Bureau of the Census Current
Population Reports: Consumer Income P6-168, 174, 180, 184 and 188; Berna Miller with Linda Jacobsen, "Household Futures", American Demographics, March 1995; Retail Trade sources already cited; and Dougal M. Casey: ICSC White Paper


    GAFO   sales  have  risen  at  a  compound  annual  rate   of approximately
6.8  percent since 1991  based  on  the  following annual change in sales.

                        1990/91        2.9%
                        1991/92        7.0%
                        1992/93        6.6%
                        1993/94        7.0%


    According to a recent study by the ICSC, GAFO sales are expected to grow by 5.0 percent per annum through the year 2000, which is well above the
4.1 percent growth for all retail sales. This information is presented in the following chart.

 Retail Sales in the United States, by Major Store Type
                                1994         2000(P)          Percent Change
                                                                     Compound
Store Type                 ($ Billions)   ($ Billions)        Total    Annual

GAFO:
General Merchandise             $  283         $  370         30.7%      4.6%
Apparel & Accessories              110            135         22.7%      3.5%
Furniture/Home Furnishings         120            180         50.0%      7.0%
Other Shoppers Goods                81            110         35.8%      5.2%
GAFO Subtotal                   $  592         $  795         34.3%      5.0%
CONVENIENCE GOODS:
Food Stores                     $  398         $  480         20.6%      3.2%
Drugstores                          82            100         22.0%      3.4%
Convenience Subtotal            $  479         $  580         21.1%      3.2%
Home Improvement                   123            180         46.3%      6.6%
Shopping Center-
Inclined Subtotal               $1,194         $1,555         30.2%      4.5%
All Other                        1,043          1,295         24.2%      3.7%
Total                           $2,237         $2,850         27.4%      4.1%

Note:    P = Projected.  Some figures rounded.
Source:  U.S. Department of Commerce, Bureau of the Census and Dougal M. Casey.


    In considering the six-year period January 1995 through December 2000, it may help to look at the six-year period extending from January 1989 through December 1994 and then compare the two time spans.

    Between January 1989 and December 1994, shopping center- inclined sales in the United States increased by $297 billion, a compound growth rate of 4.9 percent. These shopping center- inclined sales are projected to increase by $361 billion between January 1995 and December 2000, a compound annual growth rate of 4.5 percent. GAFO sales, however, are forecasted to increase by 34.3 percent or 5.0 percent per annum.

Industry Trends
    According to the National Research Bureau, there were a total of  40,368
shopping centers in the United States at the  end  of 1994.   During this year,
735 new centers opened, an 10.0 percent increase over the 667 that opened in 1993. The upturn marked the first time since 1989 that the number of openings increased. The greatest growth came in the small center category (less than
100,000 square feet) where 457 centers were  constructed.   In terms of GLA
added, new construction in 1994 resulted in an addition of 90.16 million square feet of GLA from approximately 4.77 billion to 4.86 billion square feet. The following chart highlights trends over the period 1987 through 1995.

Census Data: 8-Year Trends


     No. of     Total      Total       Average  Average % Change New  % Increase
Year Centers     GLA       Sales       GLA per  Sales   in Sales Cen-  in Total
                          (Billions)    Center  per SF   per SF  ters   Centers
- ---- ------ ------------- ------------ -------  ------- ------- ----- ----------

1987 30,641 3,722,957,095 $602,294,426 121,502  $161.78  2.41%  2,145    7.53%
1988 32,563 3,947,025,194 $641,096,793 121,212  $162.43  0.40%  1,922    6.27%
1989 34,683 4,213,931,734 $682,752,628 121,498  $162.02 -0.25%  2,120    6.51%
1990 36,515 4,390,371,537 $706,380,618 120,235  $160.89 -0.70%  1,832    5.28%
1991 37,975 4,563,791,215 $716,913,157 120,179  $157.09 -2.37%  1,460    4.00%
1992 38,966 4,678,527,428 $768,220,248 120,067  $164.20  4.53%    991    2.61%
1993 39,633 4,770,760,559 $806,645,004 120,373  $169.08  2.97%    667    1.71%
1994 40,368 4,860,920,056 $851,282,088 120,415  $175.13  3.58%    735    1.85%
Compound
Annual +4.01%   +3.88%       +5.07%    -.13%     +1.14%   N/A     N/A     N/A
Growth
Source: National Research Bureau Shopping Center Database and Statistical Model


    From the chart we see that both total GLA and total number of centers have increased at a compound annual rate of approximately 4.0 percent since 1987. New construction was up 1.85 percent in 1994, a slight increase over 1993 but still well below the peak year 1987 when new construction increased by
7.5 percent. Industry analysts point toward increased liquidity among shopping center owners, due in part to the influx of capital from securitized debt financiang and the return of lending by banks and insurance companies. REITs have also been a source of capital and their appetite for new product has provided a convenient take out vehicle.

    Among the 40,368 centers in 1994, the following breakdown by size can be shown.

             U.S. Shopping Center Inventory, January 1995

                                                Square Feet
                          Number of Centers      (Millions)
                          -----------------   ---------------
        Size Range (SF)   Amount    Percent    Amount  Percent
        ---------------   ------    -------    ------  -------
        Under   100,000    25,450     63%      1,266    25%
        100,000-400,000    13,035     32%      2,200    45%
        400,000-800,000     1,210      3%        675    15%
        Over    800,000       673      2%        750    15%

            Total          40,368    100%      4,865   100%

Source: National Research Bureau (some numbers slightly rounded).


    According  to  the National Research Bureau, total  sales  in shopping
centers have grown at a compound rate of  5.07  percent since  1987.   With
sales  growth  outpacing  new  construction, average   sales  per  square  foot
have been showing positive increases since the last recession. Aggregate sales were up 5.5 percent nationwide from $806.6 billion (1993) to $851.3 billion (1994). In 1994, average sales were $175.13 per square foot, up nearly 3.6 percent over 1993 and 1.14 percent on average over the past seven years. The biggest gain came in the super- regional category (more than 1 million square feet) where sales were up 5.05 percent to $193.13 per square foot.

    The following chart tracks the change in average sales per square foot by size category between 1993 and 1994.

                         Sales Trends by Size Category
                                   1993-1994
                          Average Sales Per Square Foot

                Category             1993      1994       % Change

        Less than    100,000 SF     $193.10   $199.70       +3.4%
        100,001 to   200,000 SF     $156.18   $161.52       +3.4%
        200,001 to   400,000 SF     $147.57   $151.27       +2.5%
        400,001 to   800,000 SF     $157.04   $163.43       +4.1%
        800,001 to 1,000,000 SF     $194.06   $203.20       +4.7%
        More than  1,000,000 SF     $183.90   $193.13       +5.0%
        Total                       $169.08   $175.13       +3.6%

Source:   National Research Bureau


    Empirical data shows that the average GLA per capita is increasing. In 1994, the average for the nation was 18.7. This was up 17 percent from
16.1 in 1988 and more recently, 18.5 square feet per capita in 1993. Among states, Florida has the highest GLA per capita with 28.1 square feet and South
Dakota has the lowest at 9.40  square feet.   The estimate for 1995 is for an
increase to 19.1 per square foot per capita. Per capita GLA for regional malls (defined as all centers in excess of 400,000 square feet) has also been rising. This information is presented on the following chart.

               GLA per
               Capita            All      Regional
                Year           Centers      Malls
                1988            16.1         5.0
                1989            17.0         5.2
                1990            17.7         5.3
                1991            18.1         5.3
                1992            18.3         5.5
                1993            18.5         5.5
                1994            18.7         5.4

Source: International Council of Shopping Center: The Scope of The Shopping Center Industry and National Research Bureau


    The Urban Land Institute, in the 1995 edition of Dollars and Cents of Shopping Centers, reports that vacancy rates range from a low of 2.0 percent in neighborhood centers to 14.0 percent for regional malls. Super-regional malls reported a vacancy rate of 7.0 percent and community centers were 4.0 percent based upon their latest survey.

    The retail industry's importance to the national economy can also be seen in the level of direct employment. According to F.W. Dodge, the construction information division of McGraw-Hill, new projects in 1994 generated $2.6 billion in construction contract awards and supported 41,600 jobs in construction trade and related industries. This is nearly half of the construction employment level of 95,360 for new shopping center development in 1990. It is estimated that 10.18 million people are now employed in shopping centers, equal to about one of every nine non-farm workers in the country. This is up 2.9 percent over 1991.

Market Shifts - Contemporary Trends in the Retail Industry
    During the 1980s, the department store and specialty apparel store industries competed in a tug of war for consumer dollars. Specialty stores emerged largely victorious as department store sales steadily declined as a percentage of total GAFO sales during the decade, slipping from 47.0
percent in 1979  to  44.0 percent  in  1989.   During  this  period,  many
anchor tenants teetered from high debt levels incurred during speculative takeovers and leveraged buyouts of the 1980s. Bankruptcies and restructuring, however, have forced major chains to refocus on their customer and shed unproductive stores and product lines. At year end 1994, department store sales, as a percentage of GAFO sales, were approximately 37.5 percent.

    The continued strengthening of some of the major department store chains, including Sears, Federated/Macy's, May and Dayton Hudson, is in direct contrast to the dire predictions made by analysts about the demise of the
traditional  department  store industry.   This  has  undoubtedly  been brought
about by the heightened level of merger and acquisition activity in the 1980s which produced a burdensome debt structure among many of these entities. When coupled with reduced sales and cash flow brought on by the recession, department stores were unable to meet their debt service requirements.

    Following a round of bankruptcies and restructurings, the industry has responded with aggressive cost-cutting measures and a focused merchandising program that is decidedly more responsive to consumer buying patterns. The importance of department stores to mall properties is tantamount to a successful project since the department store is still the principal attraction that brings patrons to the center.

    On balance, 1994/95 was a continued period of transition for the retail industry. Major retailers achieved varying degrees of success in meeting the demands of increasingly value conscious shoppers. Since the onset of the national economic recession in mid-1990, the retail market has been characterized by intense price competition and continued pressure on profit margins. Many national and regional retail chains have consolidated operations, closed underperforming stores, and/or scaled back on expansion plans due to the uncertain spending patterns of consumers. Consolidations and mergers have produced a more limited number of retail operators, which have responded to changing spending patterns by aggressively repositioning themselves within this evolving market. Much of the recent retail construction activity has involved the conversion of existing older retail centers into power center formats, either by retenanting or through expansion. An additional area of growth in the retail sector is in the "supercenter" category, which consists of the combined grocery and department stores being developed by such companies as Wal- Mart and Kmart. These formats require approximately 150,000 to 180,000 square feet in order to carry the depth of merchandise necessary for such economies of scale and market penetration.

    Some of the important developments in the industry over the past year can be summarized as follows:

    - The discount department store industry emerged as arguably the most volatile retail sector, lead by regional chains in the northeast. Jamesway, Caldor and Bradlees each filed for Chapter 11 within six months and Hills Stores is on the block. Jamesway is now in the process of liquidating all of its stores. Filene's Basement was granted relief from some covenant restrictions and its stock price plummeted. Ames, based in Rocky Hill, Connecticut, will close 17 of its 307 stores. Kmart continues to be of serious concern. Its debt has been downgraded to junk bond status. Even Wal-Mart, accustomed to double digit sales growth, has seen some meager comparable sales increases. These trends are particularly troubling for strips since these tenants are typical anchors.

    - The attraction of regional malls as an investment has diminished in view of the wave of consolidations and bankruptcies affecting in-line tenants. Some of the larger restructurings include Melville with plans to close up to 330 stores, sell Marshalls to TJX Companies, split into three publicly traded companies, and sell Wilsons and This End Up; Petrie Retail, which operates such chains as M.J. Carroll, G&G, Jean Nicole, Marianne and Stuarts, has filed for bankruptcy protection; Edison Brothers (Jeans West, J. Riggins, Oak Tree, 5-7-9 Shops, etc.) announced plans to close up to 500 stores while in Chapter 11; J. Baker intends to liquidate Fayva Shoe division (357 low-price family footwear stores); The Limited announced a major restructuring, including the sale of partial interests in certain divisions; Charming Shoppes will close 290 Fashion Bug and Fashion Bug Plus stores; Trans World Entertainment (Record Town) has closed 115 of its 600 mall shop locations. Other chains having trouble include Rickel Home Centers which filed Chapter 11; Today's Man, a 35 store Philadelphia based discount menswear chain has filed; nine subsidiaries of Fretta, including Dixon's, U.S. Holdings and Silo, filed Chapter 11; and Clothestime, also in bankruptcy will close up to 140 of its 540 stores. Merry-Go-Round, a chain that operates 560 stores under the names Merry-Go-Round, Dejaiz and Cignal is giving up since having filed in January 1994 and will liquidate its assets. Toys "R" Us has announced a global reorganization that will close 25 stores and cut the number of items it carries to 11,000 from 15,000. Handy Andy, a 50 year old chain of 74 home improvement centers which had been in Chapter 11, has decided to liquidate, laying off 2,500 people.

    - Overall, analysts estimate that 4,000 stores closed in 1995 and as many as 7,000 more will close in 1996. Mom-and-Pop stores, where 75 percent of U.S. retailers employ fewer than 10 people have been declining for the past decade. Dun and Bradstreet reports that retail failures are up
        1.4 percent over Last year - most of them small stores who don't have the financial flexibility to renegotiate payment schedule.

    - With sales down, occupancy costs continue to be a major issue facing many tenants. As such, expansion oriented retailers like The Limited, Ann Taylor and The Gap, are increasingly shunning mall locations for strip centers. This has put further pressure on mall operators to be aggressive with their rent forecasts or in finding replacement tenants.

    - While the full service department store industry led by Sears has seen a profound turnaround, further consolidation and restructuring continues. Woodward & Lothrop was acquired by The May Department Stores Company and JC Penney; Broadway Stores was acquired by Federated Department Stores; Elder Beerman has filed Chapter 11 and will close 102 stores; Steinbach Stores will be acquired by Crowley, Milner & Co.; Younkers will merge with Proffitts; and Strawbridge and Clothier has hired a financial advisor to explore strategic alternatives for this Philadelphia based chain.

     - Aside from the changes in the department store arena, the most notable transaction in 1995 involved General Growth Properties' acquisition of the Homart Development Company in a $1.85 billion year-end deal. Included were 25 regional malls, two current projects and several development sites. In November, General Growth arranged for the sale of the community center division to Developers Diversified for approximately $505 million. Another notable deal involved Rite Aid Corporation's announcement that it will acquire Revco Drug Stores in a $1.8 billion merger to form the nation's largest drug store company with sales of $11 billion and 4,500+/- stores.

     - As of January 1, 1995 there were 311 outlet centers with 44.4 million square feet of space. Outlet GLA has grown at a compound annual rate of 18.1 percent since 1989. Concerns of over-building, tenant bankruptcies, and consolidations have now negatively impacted this industry as evidenced by the hit the outlet REIT stocks have taken. Outlet tenants have not been immune to the global troubles impacting retail sales as comparable store sales were down 3.1 percent through November 1995.

     - Category Killers and discount retailers have continued to drive the demand for additional space. In 1995, new contracts were awarded for the construction or renovation of 260 million square feet of stores and shopping centers, up from 173 million square feet in 1991 according to F.W. Dodge, matching the highest levels over the past two decades. It is estimated that between 1992 and 1994, approximately
         55.0 percent of new retail square footage was built by big box retailers. In 1994, it is estimated that they accounted for 80.0 percent of all new stores. Most experts agree that the country is over-stored. Ultimately, it will lead to higher vacancy rates and place severe pressure on aging, capital intensive centers. Many analysts predict that consolidation will occur soon in the office products superstores category where three companies are battling for market share - OfficeMax, Office Depot and Staples.

     - Entertainment is clearly the new operational requisite for property owners and developers who are incorporating some form of entertainment into their designs. With a myriad of concepts available, ranging from mini-amusement parks to multiplex theater and restaurant themes, to interactive high-tech applications, choosing the right formula is a difficult task.

Investment Criteria and Institutional Investment Performance
    Investment  criteria for mall properties range widely.   Many firms  and
organizations  survey  individuals  active  in   this industry  segment  in
order to gauge  their  current  investment criteria.   These  criteria can be
measured against traditional units of comparison such as price (or value) per square foot of GLA and overall capitalization rates.

    The  price that an investor is willing to pay represents  the current  or
present value of all the benefits of ownership.   Of fundamental importance is
their expectation of increases in  cash flow  and  the  appreciation of the
investment.   Investors  have shown  a  shift in preference to initial return, placing probably less emphasis on the discounted cash flow analysis (DCF). A DCF is defined as a set of procedures in which the quantity, variability, timing, and duration of periodic income, as well as the quantity and timing of reversions, are specified and discounted to a present value at a specified yield rate. Understandably, market thinking has evolved after a few hard years of reality where optimistic cash flow projections did not materialize. The DCF is still, in our opinion, a valid valuation technique that when properly supported, can present a realistic forecast of a property's performance and its current value in the marketplace.

    Equitable Real Estate Investment Management, Inc. reports  in their
Emerging  Trends  in  Real  Estate  -  1996  that   their respondents  give
retail investments generally poor performance forecasts in their latest survey due to the protracted merchant shakeout which will continue into 1996. While dominant, Class A malls are still considered to be one of the best real estate investments anywhere, only 13.0 percent of the respondents recommended buying malls. Rents and values are expected to remain flat (in real terms) and no one disputes their contention that 15 to 20 percent of the existing malls nationwide will be out of business by the end of the decade. For those centers that will continue to reposition themselves, entertainment will be an increasingly important part of their mix.

    Investors do cite that, after having been written off, department stores have emerged from the shake-out period as powerful as ever. The larger chains such as Federated, May and Dillard's, continue to acquire the troubled regional chains who find it increasingly difficult to compete
against the  category killers.   Many  of  the  nations largest  chains  are
reporting impressive profit levels, part of which has come about from their ability to halt the double digit sales growth of the national discount
chains.   Mall  department  stores  are   aggressively reacting  to  power  and
outlet centers to protect  their  market share.   Department stores are
frequently meeting discounters  on price.

    While power centers are considered one retail property type currently in a growth mode, most respondents feel that the country is over-stored and value gains with these types of centers will lag other property types, including malls, over five and ten year time frames.

    The  following chart summarizes the results of their  current survey.

                 Retail Property Rankings and Forecasts

                Invest Potential
                Investment Potential   1996     Predicted Value Gains
  Property      --------------------   Rent     ---------------------
    Type         Rating1  Ranking2   Increase   1 Yr.   5Yrs.   10Yrs.

Regional Malls     4.9      8th        2.0%      2%      20%     40%
Power Centers      5.3      6th        2.3%      1%      17%     32%
Community Centers  5.4      5th        2.4%      2%      17%     33%

1    Scale of 1 to 10
2    Based on 9 property types


    The NCREIF Property Index represents data collected from the Voting Members of the National Council of Real Estate Investment Fiduciaries. As shown in the following table, data through the third quarter of 1995 shows that the retail index posted a positive 1.23 percent increase in total
return.   Increased competition  in the retail sector from new and expanding formats and changing locational references has caused the retail index to trail all other property types. As such, the -2.01 percent decline in value reported by the retail subindex for the year were in line with investors' expectations.

                            Retail Property Returns
                                  NCREIF Index
                             Third Quarter 1995 (%)

     Period        Income     Appreciation     Total   Change in CPI
3rd Qtr. 1995       1.95        - .72           1.23        .46
One Year            8.05        -2.01           5.92       2.55
Three Years         7.54        -3.02           4.35       2.73
Five Years          7.09        -4.61           2.23       2.92
Ten Years           6.95          .54           7.52       3.53

Source:   Real Estate Performance Report
          National Council of Real Estate Investment Fiduciaries


    It is noted that the positive total return continues to be affected by the capital return component which has been negative for the last five years. However, as compared to the CPI, the total index has performed relatively well.

Real Estate Investment Trust Market (REITs)
    To date, the impact of REITs on the retail investment market has been significant, although the majority of Initial Property Offerings (IPOs) involving regional malls, shopping centers, and outlet centers did not enter the market until the latter part of 1993 and early 1994. It is noted that REITs have dominated the investment market for apartment properties and have evolved into a major role for retail properties as well.

    As  of  November 30, 1995, there were 297 REITs in the United States, about
79.0 percent (236) which are publicly traded.   The advantages  provided by
REITs, in comparison to more traditional real estate investment opportunities, include the diversification of property types and location, increased liquidity due to shares being traded on major exchanges, and the exemption from corporate taxes when 95.0 percent of taxable income is distributed.

    There are essentially three kinds of REITs which can either be "open-ended", or Finite-life (FREITs) which have specified liquidation dates, typically ranging from eight to fifteen years.

    - Equity REITs center around the ownership of properties where ownership interests (shareholders)receive the benefit of returns from the operating income as well as the anticipated appreciation of property value. Equity REITs typically provide lower yields than other types of REITs, although this lower yield is theoretically offset by property appreciation.

    - Mortgage REITs invest in real estate through loans. The return to shareholders is related to the interest rate for mortgages placed by the REIT.

    - Hybrid REITs combine the investment strategies of both the equity and mortgage REITs in order to diversify risk.

    The influx of capital into REITs has provided property owners with an significant alternative marketplace of investment capital and resulted in a
considerably more liquid  market  for  real estate.   A  number of
"non-traditional" REIT buyers, such as utility funds and equity/income funds, established a major presence in the market during 1993/94.

    1995 was not viewed as a great year for REITs relative to the advances seen
in  the  broader  market.   Through  the  end  of November,  equity  REITs
posted  a  9.3  percent  total   return according  to the National Association
of Real Estate  Investment Trusts  (NAREIT).  The best performer among equity
REITs was  the office  sector  with  a  29.4 percent  total  return.   This was
followed by self-storage (27.3%), hotels (26.7%), triple-net lease (20.6%), and health care (18.8%). Two equity REIT sectors were in the red - outlet centers and regional malls.

Retail REITs
    As of November 30, 1995, there were a total of 47 REITs specializing in retail, making up approximately 16 percent of the securities in the REIT market. Depending upon the property type in which they specialize, retail
REITs are divided  into  three categories:   shopping  centers,  regional
malls,   and   outlet centers.  The REIT performance indices chart shown as
Table A on the following page, shows a two-year summary of the total retail REIT market as well as the performance of the three composite categories.

                          Table A - REIT Performance Indicies

                    Y-T-D Total    Dividend     No. of REIT        Market
                      Return        Yield       Securities     Capitalization*
                    -----------  -----------  --------------  ----------------
                                    As of November 30, 1995
                    ----------------------------------------------------------
Total Retail           0.49%         8.36%         47            $14,389.1
  Strip Centers        2.87%         8.14%         29            $ 8,083.3
  Regional Malls      -2.47%         9.06%         11            $ 4,886.1
  Outlet Centers      -2.53%         9.24%          6            $ 1,108.7
                    -------------------------------------------------------
                                    As of November 30, 1994
                    -------------------------------------------------------
Total Retail          -3.29%         8.35%         46            $12,913.1
  Strip Center        -4.36%         7.98%         28            $ 7,402.7
  Regional Malls       2.84%         8.86%         11            $ 4,459.1
  Outlet Centers     -16.58%         8.74%          7            $ 1,051.4

*  Number reported in thousands
Source:  Realty Stock Review

    As can be seen, the 47 REIT securities have a market capitalization of approximately $14.4 billion, up 11.5 percent from the previous year. Total returns were positive through November 1995, reversing the negative return for the comparable period 12 months earlier. It is noted that the positive return was the result of the strength of the shopping center REITs which constitute nearly 60 percent of the market capitalization. Total retail REITs dividend yields have remained constant over the last year at approximately 8.36 percent. Regional mall and shopping center REITs dominate the total market, making up approximately 85 percent of the 47 retail REITs.

    While many of the country's best quality malls and shopping centers have recently been offered in the public market, this heavily capitalized marketplace has provided sellers with an attractive alternative to the more traditional market for large retail properties.

Regional Mall REITs
    The   accompanying  exhibit  Table  B  summarizes  the  basic
characteristics of eight REITs and one publicly traded real estate operating company (Rouse Company) comprised exclusively or predominantly of regional mall properties. Excluding the Rouse Company (ROUS), the IPOs have all been completed since November 1992. The nine public offerings with available information have a total of 281 regional or super regional malls with a combined leasable area of approximately 229 million square feet. This figure represents more than 14.0 percent of the total national supply of this product type.

    The nine companies are among the largest and best capitalized domestic real estate equity securities, and are considerably more liquid than more traditional real estate related investments. Excluding the Rouse Company, however, these companies have been publicly traded for only a short period, and there is not an established track record. General Growth was the star performer in 1995 with a 15 percent increase in its stock price following the acquisition of the Homart retail portfolio from Sears for $1.85 billion - the biggest real estate acquisition of the decade.

Table B Regional Mall REIT analysis
Cushman & Wakefield, Inc.

REIT Portfolio       CBL    CWN    EJD    GGP    MAC   ROUS    SPG    TCO    URB
- --------------------------------------------------------------------------------
Company Overview
- --------------------------------------------------------------------------------
Total Retail Cen.     95     23     51     40     16     67     56     19     12
  -Super Reg.*         5      1     28     14      4     27     21     16      7
  -Regional           11     22     23     25     10     27     35      3      2
  -Community          79      -     11      1      2     13     55      -      3
  -Other               -      -      -      -      -      -      3      -      -
Tot. Mall GLA**   17,129 12,686 44,460 28,881 10,620 44,922 39,329 22,031  8,895
Tot.Mall Shop GLA**6,500  4,895 15,300 12,111      - 19,829 15,731  9,088  2,356
Avg. Total GLA/Cen.**180    552    872    722    664    670    702  1,160    741
Avg. Shop GLA/Cen.**  68    213    300    303      -    296    281    478    196
- --------------------------------------------------------------------------------
Mall Operations
- --------------------------------------------------------------------------------
Reporting year      1994   1994   1994   1994   1994   1994   1994   1994   1994
Avg. Sales PSF
  of Mall GLA       $226   $204   $260   $245   $262   $285   $259   $335   $348
Minimum Rent/Sales
  ratio             8.6%   7.1%   8.3%      -      -      -   6.8%  10.2%   8.1%
Total Occupancy
  Cost/Sales ratio 12.2%  10.0%  12.4%      -  11.2%      -  10.2%  14.8%  11.7%
Mall Shop
  Occupancy Level  88.7%  84.0%  85.0%  87.0%  92.9%      -  86.2%  86.6%  93.3%
- --------------------------------------------------------------------------------
Share Price
- --------------------------------------------------------------------------------
IPO Date    10/27/93 8/9/93 6/30/94 4/8/93 3/9/94 1996 12/26/93 11/18/92 10/6/93
IPO Price         $19.50 $17.25 $14.75 $22.00 $19.00      - $22.25 $11.00 $23.50
Current Price
  (12/15/95)      $21.63 $ 7.38 $13.00 $19.13 $19.75 $19.63 $25.13 $ 9.75 $21.75
52-Week High      $22.00 $14.13 $15.13 $22.63 $21.88 $22.63 $26.00 $10.38 $22.50
52-Week Low       $17.38 $ 6.50 $12.00 $18.13 $19.25 $17.50 $22.50 $ 8.88 $18.75
- --------------------------------------------------------------------------------
Capitalization and Yields
- --------------------------------------------------------------------------------
Outstanding
  Shares***        30.20  36.85  89.60  43.37  31.45  47.87  95.64 125.85  21.19
Market Cap.***      $653   $272 $1,165   $830   $621   $940 $2,403 $1,227   $461
Annual Dividend    $1.59  $0.80  $1.26  $1.72  $1.68  $0.80  $1.97  $0.88  $1.94
Dividend Yield
  (12/15/95)       7.35% 10.84%  9.69%  8.99%  8.51%  4.08%  7.84%  9.03%  8.92%
FFO 1995****       $1.85  $1.50  $1.53  $1.96  $1.92  $1.92  $2.28  $0.91  $2.17
FFO Yield
  (12/15/95)       8.55% 20.33% 11.77% 10.25%  9.72%  9.78%  9.07%  9.33%  9.98%
- --------------------------------------------------------------------------------
Source: Salomon Brothers and Realty Stock Review; Annual Reports
*    Super Regional Centers (>=800,000 Sq. Ft)
**   Numbers in thousands (000) includes mall only
***  Numbers in millions
**** Funds From Operations is defined as net income (loss) before depreciation, amoritizatoin, other non-cash items, extrodinary items, gains or losses of assets and before minority interests in the Operating Partnership.

CBL -  CBL & Associates
CWN -  Crown American
EJD -  Edward Debartolo
GGP -  General Growth
MAC -  Macerich Company
ROUS - Rouse Company
SPG -  Simon Property
TCO -  Taubman Centers
URB -  Urban Shopping

Shopping Center REITs
    Shopping  center  REITs comprise the largest  sector  of  the retail  REIT
market  accounting for  29  out  of  the  total  47 securities.   General
characteristics of eight  of  the  largest shopping  center  REITs are
summarized on Table  C.   The  public equity market capitalization of the eight
companies totaled  $6.1 billion as of December 15, 1995.   The two largest,
Kimco Realty Corp. and New Plan Realty Trust have a market capitalization equal to approximately 34.5 percent of the group total.

    While the regional mall and outlet center REIT markets struggled through 1995, shopping center REITs showed a positive November 30, 1995 year-to-date return of 2.87%. Through 1995, transaction activity in the national shopping center market has been moderate. Most of the action in
this market is in the power center  segment.   As  an  investment, power
centers appeal to investors and REITs because of the high current cash returns and long-term leases. However, with their popularity, the potential for overbuilding is high. Also creating skepticism within this market is the stability of several large discount retailers such as Kmart, and other
discount department stores which  typically anchor power centers.   Shopping
center REITs which hold numerous properties where struggling retailers are located are currently keeping close watch over these centers in the event of these anchor tenants vacating their space.

        Similar to the regional mall REITs, shopping center REITs have been publicly traded for only a short period and do not have a defined track record. While the REITs have been in existence for a relatively short period, the growth requirements of the companies should place upward pressure on values due to continued demand for new product.

Table C Shopping Center REIT analysis
Cushman & Wakefield, Inc.

REIT Portfolio          DDR     FRT     GRT    JPR     KIM    NPR    VNO     WRI
- --------------------------------------------------------------------------------
Company Overview
- --------------------------------------------------------------------------------
Tot. Properties         111      53      84     46     193    123     65     161
Tot. Retail Centers     104      53      84     40     193    102     56     141
Tot. Retail GLA*     23,600  11,200  12,300  6,895  26,001 14,500  9,501  13,293
Avg. Shop GLA/Cen.*     227     211     146    172     135    142    170      94
- --------------------------------------------------------------------------------
Mall Operations
- --------------------------------------------------------------------------------
Reporting year            -       -    1994      -    1994      -      -    1994
Total Rental Income       -       - $71,101      -$125,272      -      -$112,223
Average Rent/SF       $6.04       -   $5.78      -   $4.82      -      -   $8.44
Total Oper. Expenses      -       - $45,746      - $80,563      -      - $76.771
Oper. Expenses/SF         -       -   $3.72      -   $3.10      -      -   $5.78
Oper. Expenses Ratio      -       -   64.3%      -   64.3%      -      -   68.4%
Total Occupancy Level 96.6%   95.1%   96.3%  94.0%   94.7%  95.4%  94.0%   92.0%
- --------------------------------------------------------------------------------
Share Price
- --------------------------------------------------------------------------------
IPO Date               1992    1993    1994   1994    1991   1973   1993    1985
IPO Price            $19.50  $17.25  $14.75 $22.00  $19.00      - $22.25       -
Current Price
  (12/15/95)         $29.88  $23.38  $17.75 $20.63  $42.25 $21.63 $36.13  $36.13
52-Week High         $32.00  $23.75  $22.38 $21.38  $42.25 $23.00 $38.13  $38.13
52-Week Low          $26.13  $19.75  $16.63 $17.38  $35.00 $18.75 $32.75  $32.75
- --------------------------------------------------------------------------------
Capitalization and Yields
- --------------------------------------------------------------------------------
Outstanding Shares**  19.86   32.22   24.48  19.72   22.43  53.26  24.20   26.53
Market Cap.***        $ 567   $ 753   $ 435  $ 407   $ 948 $1,152  $ 872   $ 959
Annual Dividend       $2.40   $1.64   $1.92  $1.68   $2.16  $1.39  $2.24   $2.40
Dividend Yield
  (12/15/95)          8.03%   7.01%  10.82%  8.14%   5.11%  6.43%  6.20%   6.64%
FFO 1995****          $2.65   $1.78   $2.25  $1.83   $3.15  $1.44  $2.67   $2.80
FFO Yield
  (12/15/95)          8.87%   7.61%  12.68%  8.87%   7.46%  6.66%  7.39%   7.75%
- --------------------------------------------------------------------------------
Source: Salomon Brothers and Realty Stock Review; Annual Reports

*   Numbers in thousands (000) includes mall only
**  Numbers in millions
*** Funds From Operations is defined as net income (loss) before depreciation, amoritizatoin, other non-cash items, extrodinary items, gains or losses of assets and before minority interests in the Operating Partnership.


Outlook
    A review of various data sources reveals the intensity of the development community's efforts to serve a U.S. retail market that is still growing, shifting and evolving. It is estimated 25- 30 power centers appear to be capable of opening annually, generating more than 12 million square feet
of  new  space  per year.   That  activity is fueled by the locational needs of
key power center tenants, 27 of which indicated in recent year-end reports to shareholders an appetite for 900 new stores annually, an average of 30 new stores per firm.

    With a per capita GLA figure of 19 square feet, most analysts are  in
agreement that the country is already  over-stored.   As such,  new  centers
will become feasible through  the  following demand generators:

   - The gradual obsolescence of some existing retail locations and retail facilities;

   - The evolution of the locational needs and format preferences of various anchor tenants; and

   - Rising retail sales generated by increasing population and household levels.

    By the year 2000, total retail sales are projected to rise from $2.237 trillion in 1994 to almost $2.9 trillion; shopping center-inclined sales are projected to rise by $361 billion, from $1.194 trillion in 1994 to nearly $1.6 trillion in the year 2000. Those increases reflect annual compound growth rates of 4.1 percent and 4.5 percent, respectively, for the six-year period.

    On balance, we conclude that the outlook for the retail industry is one of cautious optimism. Because of the importance of consumer spending to the economy, the retail industry is one of the most studied and analyzed
segments of the economy.   One obvious  benefactor of the aggressive expansion
and promotional pricing which has characterized the industry is the consumer. There will continue to be an increasing focus on choosing the right format and merchandising mix to differentiate the product from the
competition and meet the needs of the consumer.   Quite obviously, many of the
nations' existing retail developments will find it difficult if not impossible to compete. Tantamount to the success of these older centers must
be a proper merchandising or   repositioning   strategy  that  adequately
considers   the feasibility   of  the  capital  intensive  needs   of   such an
undertaking.   Coincident  with all  of  the  change  which  will continue  to influence the industry is a general softening of investor bullishness. This will lead to a realization that the collective interaction of the fundamentals
of risk and reward now require   higher  capitalization  rates  and  long term
yield expectations in order to attract investment capital.

                            APPRAISER QUALIFICATIONS

QUALIFICATIONS OF RICHARD W. LATELLA

Professional Affiliations
Member, American Institute of Real Estate Appraisers
(MAI Designation #8346)

New York State Certified General Real Estate Appraiser #46000003892 Pennsylvania State Certified General Real Estate Appraiser #GA-001053-R
State of Maryland Certified General Real Estate Appraiser #01462
Minnesota Certified General Real Estate Appraiser #20026517
Commonwealth of Virginia Certified General Real Estate Appraiser #4001-003348 State of Michigan Certified General Real Estate Appraiser #1201005216

New Jersey Real Estate Salesperson (License #NS-130101-A)

Certified Tax Assessor - State of New Jersey

Affiliate Member - International Council of Shopping Centers, ICSC

Real Estate Experience
Senior Director, Retail Valuation Group, Cushman & Wakefield Valuation Advisory Services. Cushman & Wakefield is a national full service real estate organization and a Rockefeller Group Company. While Mr. Latella's experience has been in appraising a full array of property types, his principal focus is in the appraisal and counseling for major retail properties and specialty centers on a national basis. As Senior Director of Cushman & Wakefield's Retail Group his responsibilities include the coordination of the firm's national group of appraisers who specialize in the appraisal of regional malls, department stores and other major retail property types. He has personally appraised and consulted on in excess of 200 regional malls and specialty retail properties across the country.

Senior Appraiser, Valuation Counselors, Princeton, New Jersey, specializing in the appraisal of commercial and industrial real estate, condemnation analyses and feasibility studies for both corporate and institutional clients from July 1980 to April 1983.

Supervisor, State of New Jersey, Division of Taxation, Local Property and Public Utility Branch in Trenton, New Jersey, assisting and advising local municipal and property tax assessors throughout the state from June 1977 to July 1980.

Associate, Warren W. Orpen & Associates, Trenton, New Jersey, assisting in the preparation of appraisals of residential property and condemnation analyses from July 1975 to April 1977.

Formal Education
Trenton State College, Trenton, New Jersey
  Bachelor of Science, Business Administration - 1977

As of the date of this report, Richard W. Latella, MAI, has completed the requirements under the continuing education program of the Appraisal Institute.


QUALIFICATIONS OF BRIAN J. BOOTH

General Experience
Brian J. Booth joined Cushman & Wakefield Valuation Advisory Services in 1995. Cushman & Wakefield is a national full service real estate organization.

Mr. Booth previously worked for two years at C. Spencer Powell & Associates in Portland, Oregon, where he was an associate appraiser. He worked on the analysis and valuation of numerous properties including, office buildings, apartments, industrials, retail centers, vacant land, and special purpose properties.

Academic Education
Bachelor of Science (BS)	Willamette University (1993)
Major: Business-Economics	Salem, Oregon

Study Overseas (Spring 1992)	London University
                                London, England
Appraisal Education
110     Appraisal Principles                    Appraisal Institute     1993
120     Appraisal Procedures                    Appraisal Institute     1994
310     Income Capitalization                   Appraisal Institute     1994
320     General Applications                    Appraisal Institute     1994
410	Standards of Professional Practice A	Appraisal Institute	1993
420	Standards of Professional Practice B	Appraisal Institute	1993

Professional Affiliation
Candidate MAI, Appraisal Institute


QUALIFICATIONS OF JAY F. BOOTH

General Experience
Jay F. Booth joined Cushman & Wakefield Valuation Advisory Services in August 1993. As an associate appraiser, Mr. Booth is currently working with Cushman & Wakefield's Retail Valuation Group, specializing in regional shopping malls and all types of retail product. Cushman & Wakefield, Inc. is a national full service real estate organization.

Mr. Booth previously worked at Appraisal Group, Inc. in Portland, Oregon where he was an associate appraiser. At AGI, he assisted in the valuation of numerous property types, including office buildings, apartments, industrials, retail centers, vacant land, and special purpose properties.

Academic Education
Master of Science in Real Estate (MSRE) -- New York University (1995)
Major: Real Estate Valuation & Analysis    New York, New York

Bachelor of Science (BS) --                Willamette University (1991)
Majors: Business-Economics, Art            Salem, Oregon

Study Overseas (Fall 1988) --              Xiamen University, Xiamen, China;
                                           Kookmin University, Seoul, South
                                           Korea;
                                           Tokyo International, Tokyo, Japan

Appraisal Education
As of the date of this report, Jay F. Booth has successfully completed all of the continuing education requirements of the Appraisal Institute.

Professional Affiliation
Certified General Appraiser, State of New York No. 46000026796

Candidate MAI, Appraisal Institute No. M930181

YAC, Young Advisory Council, Appraisal Institute




                              PARTIAL CLIENT LIST

                          VALUATION ADVISORY SERVICES

                           CUSHMAN & WAKEFIELD, INC.

                                    NEW YORK

               PROFESSIONALS ARE JUDGED BY THE CLIENTS THEY SERVE


VALUATION ADVISORY SERVICES enjoys a long record of service in a confidential capacity to nationally prominent institutional and corporate clients, investors, government agencies and many of the nations largest law firms. Following is a partial list of clients served by members of VALUATION ADVISORY SERVICES - NEW YORK OFFICE.

Aetna
Air Products and Chemicals, Inc.
Aldrich, Eastman & Waltch, Inc.
Allegheny-Ludlam Industries
AMB Institutional Realty Advisors
America First Company
American Bakeries Company
American Brands, Inc.
American District Telegraph Company
American Express
American Home Products Corporation
American Savings Bank
Apple Bank
Apple South
Archdiocese of New York
Associated Transport
Atlantic Bank of New York
AT&T
Avatar Holdings Inc.
Avon Products, Inc.

Bachner, Tally, Polevoy, Misher & Brinberg
Baer, Marks, & Upham
Balcor Inc.
BancAmerica
Banca Commerciale Italiana
Banco de Brasil, N.A.
Banco Santander Puerto Rico
Banque Paribas
Baker & Mackenzie
Bank of America
Bank of Baltimore
Bank of China
Bank of Montreal
Bank of New York
Bank of Nova Scotia
Bank of Seoul
Bank of Tokyo Trust Company
Bank Leumi Le-Israel
Bankers Life and Casualty Company
Bankers Trust Company
Banque Indosuez
Barclays Bank International, Ltd.
Baruch College
Battery Park City Authority
Battle, Fowler, Esqs.
Bayerische Landesbank
Bear Stearns
Berkshire
Bertlesman Property, Inc.
Betawest Properties
Bethlehem Steel Corporation
Bloomingdale Properties
Borden, Inc.
Bowery Savings Bank
Bowest Corporation
Brandt Organization
Brooklyn Hospital
BRT Realty Trust
Burke and Burke, Esqs.
Burmah-Castrol

Cadillac Fairview
Cadwalader, Wickersham & Taft
Caisse National DeCredit
Campeau Corporation
Campustar
Canadian Imperial Bank of Commerce
Canyon Ranch
Capital Bank
Capital Cities-ABC, Inc.
Care Incorporated
Carter, Ledyard & Milburn
Chase Manhattan Bank, N.A.
Chemical Bank Corporation
Chrysler Corporation
C. Itoh & Company
Citibank, NA
Citicorp Real Estate
City University of New York
Clayton, Williams & Sherwood
Coca Cola, Inc.
Cohen Brothers
College of Pharmaceutical Sciences
Collegiate Church Corporation
Columbia University
Commonwealth of Pennsylvania
Consolidated Asset Recovery Company
Consolidated Edison Company of New York, Inc.
Continental Realty Credit, Inc.
Copley Real Estate Advisors
Corning Glass Works
Coudert Brothers
Covenant House
Cozen and O'Connor
Credit Agricole
Credit Lyonnais
Credit Suisse
Crivello Properties
CrossLand Savings Bank
CSX

Dai-Ichi Kangyo Bank
Dai-Ichi Sempei Life Insurance
Daily News, Inc.
Daiwa Securities
Dart Group Corporation
David Beardon & Company
Davidoff & Malito, Esqs
Dean Witter Realty
Debevoise & Plimpton
DeMatteis Organization
Den Norske Bank
Deutsche Bank
DiLorenzo Organization
Dime Savings Bank
Dodge Trucks, Inc.
Dollar/Dry Dock Savings Bank
Donovan, Leisure, Newton & Irvine
Dreyer & Traub
Dun and Bradstreet, Inc.

Eastdil Realty Advisors
East New York Savings Bank
East River Savings Bank
East Rutherford Industrial Park
Eastman Kodak Company
Eaton Corporation
Eichner Properties, Inc.
Ellenburg Capital Corporation
Emigrant Savings Bank
Empire Mutual Insurance Company
Endowment Realty Investors
Enzo Biochem, Inc.
Equitable Life Assurance Society of America
Equitable Real Estate
European American Bank

F.S. Partners
Famolare, Inc.
Farwest Savings & Loan Association
Federal Asset Disposition Authority
Federal Deposit Insurance Company
Federal Express Corporation
Federated Department Stores, Inc.
Feldman Organization
Fidelity Bond & Mortgage Company
Findlandia Center
First Bank
First Boston
First Chicago
First National Bank of Chicago
First Nationwide Bank
First New York Bank for Business
First Tier Bank
First Winthrop
Fisher Brothers
Fleet Bank
Flying J, Inc.
Foley and Lardner, Esqs.
Ford Bacon and Davis, Inc.
Ford Foundation
Ford Motor Company
Forest City Enterprises
Forest City Ratner
Forum Group, Inc.
Franchise Finance Corporation of America
Fried, Frank, Harris, Shriver & Jacobson
Friendly's Ice Cream Corporation
Fruehauf Trailer Corporation
Fuji Bank
Fulbright & Jaworski

G.E. Capital Corporation
General Electric Credit Corporation
General Motors Corporation
Gerald D. Hines Organization
Gibson Dunn and Crutcher
Gilman Paper
Gladstone Equities
Glimcher Company
Glynwed, Ltd.
Goldman, Sachs & Co.
Greater New York Savings Bank
Greycoat Real Estate Corp.
Greyhound Lines Inc.
Grid Properties
GTE Realty
Gulf Coast Restaurants
Gulf Oil

HDC
HRO International
Hammerson Properties
Hanover Joint Ventures, Inc.
Hartz Mountain Industries
Hawaiian Trust Company, Ltd.
Hertz Corporation
Home Federal
Home Savings of America
HongKong & Shanghai Banking Corporation
Horn & Hardart
Huntington National Bank
Hypo Bank

IDC Corporation
Ideal Corporation
ING Corporation
Integon Insurance
International Business Machines Corporation
International Business Machines Pension Fund
International Telephone and Telegraph Corporation
Investors Diversified Services, Inc.
Iona College
Irish Intercontinental Bank
Irish Life Assurance
Israel Taub
Isetan of America, Inc.

J & W Seligman & Company, Inc.
JMB Realty
J. B. Brown and Sons
J. C. Penney Company, Inc.
J. P. Morgan
Jamaica Hospital
James Wolfenson & Company
Jerome Greene, Esq.
Jewish Board of Family & Children's Services
Jones Lang Wootton

K-Mart Corporation
Kelly, Drye and Warren, Esqs.
Kennedy Associates
Key Bank of New York
Kerr-McGee Corporation
Kidder Peabody Realty Corp.
Kitano Arms Corporation
Knickerbocker Realty
Koeppel & Koeppel
Kronish, Lieb, Weiner & Hellman
Krupp Realty
Kutak, Rock and Campbell, Esqs.

Ladenburg, Thalman & Co.
Lans, Feinberg and Cohen, Esqs.
Lands Division, Department of Justice
Lazard Freres
LeBoeuf, Lamb, Greene & MacRae
Lefrak Organization
Lehman Brothers
Lennar Partners
Lepercq Capital Corporation
Lexington Corporate Properties
Lexington Hotel Corporation
Lincoln Savings Bank
Lion Advisors
Lomas & Nettleton Investors
London & Leeds
Long Term Credit Bank of Japan, Ltd.
Lutheran Church of America
Lynton, PLC

Macluan Capital Corporation
Macy's
MacAndrews and Forbes
Mahony Troast Construction Company
Manhattan Capital Partners
Manhattan College
Manhattan Life Insurance
Manhattan Real Estate Company
Manufacturers Hanover Trust Company
Marine Midland Bank
Mason Tenders
Massachusetts Mutual Life Insurance Company
May Centers, Inc.
Mayer, Brown, Platt
McDonald's Corporation
McGinn, Smith and Company
McGrath Services Corporation
MCI Telecommunications
Mellon Bank
Memorial Sloan-Kettering Cancer Center
Mendik Company
Mercedes-Benz of North America
Meridian Bank
Meritor Savings Bank
Merrill Lynch Hubbard
Merchants Bank
Metropolis Group
Metropolitan Life Insurance Company
Metropolitan Petroleum Corporation
Meyers Brothers Parking System Inc.
Michigan National Corp.
Milbank, Tweed
Millennium Partners
Miller, Montgomery, Sogi and Brady, Esqs.
Mitsui Fudosan - New York Inc.
Mitsui Leasing, USA
Mitsubishi Bank
Mitsubishi Trust & Banking Corporation
Mobil Oil Corporation
Moody's Investors Service
Moran Towing Corporation
Morgan Guaranty
Morgan Hotel Group
Morse Shoe, Inc.
Moses & Singer
Mountain Manor Inn
Mudge Rose Guthrie Alexander & Ferdon, Esqs.
Mutual Benefit Life
Mutual Insurance Company of New York

National Audubon Society, Inc.
National Bank of Kuwait
National Can Company
National CSS
National Westminster Bank, Ltd.
Nelson Freightways
Nestle's Inc.
New York Bus Company
New York City Division of Real Property
New York City Economic Development Corporation
New York City Housing Development Authority
New York City School Construction Authority
New York Life Insurance Company
New York State Common Fund
New York State Employee Retirement System
New York State Parks Department
New York State Teachers
New York State Urban Development Corporation
New York Telephone Company
New York Urban Servicing Company
New York Waterfront
Niagara Asset Corporation
Nippon Credit Bank, Inc.
Nomura Securities
Norcross, Inc.
North Carolina Department of Insurance
NYNEX Properties Company

Olympia and York, Inc.
Orient Overseas Associates
Orix USA Corporation
Otis Elevator Company
Owens-Illinois Corporation

PaineWebber, Inc.
Pan American World Airways, Inc.
Paul, Weiss, Rifkind
Park Tower Associates
Parke-Davis and Company
Paul Weiss Rifkind, Esqs.
Penn Central Corporation
Penn Mutual Life Insurance Company
Pennsylvania Retirement Fund
Penthouse International
Pepsi-Cola Company
Peter Sharp & Company
Petro Stopping Center
Pfizer International, Inc.
Philip Morris Companies, Inc.
Philips International
Phoenix Home Life
Pittston Company
Polyclinic Medical School and Hospital
Port Authority of New York and New Jersey
Postel Investment Management
Prentiss Properties Realty Advisors
Procida Organization
Proskauer Rose Goetz and Mandelsohn, Esqs.
Provident Bank
Prudential Securities
Pyramid Company

Rabobank Nederland
Ratner Group
RCA Corporation
Real Estate Recovery
Realty Income Corporation
Remson Partners
Republic Venezuela Comptrollers Office
Revlon, Inc.
Rice University
Richard Ellis
Richards & O'Neil
Ritz Towers Hotel Corporation
River Bank America
Robert Bosch Corporation
Robinson Silverman Pearce Aron
Rockefeller Center, Inc.
Rockefeller Center Properties
Roman Catholic Diocese of Brooklyn
Roosevelt Hospital
Rosenman & Colin
Royal Bank of Scotland
RREEF
Rudin Management Co., Inc.

Saint Vincent's Medical Center of New York
Saks Fifth Avenue
Salomon Brothers Inc.
Salvation Army
Sanwa Bank
SaraKreek USA
Saxon Paper Corporation
Schroder Real Estate Associates
Schulman Realty Group
Schulte, Roth & Zabel
BDO Seidman
Seaman Furniture Company, Inc.
Security Pacific Bank
Semperit of America
Sentinel Realty Advisors
Service America Corp.
Shea & Gould, Esqs.
Shearman and Sterling, Esqs.
Shearson Lehman American Express
Shidler Group
Sidley & Austin
Silver Screen Management, Inc.
Silverstein Properties, Inc.
Simpson, Thacher and Bartlett, Esqs.
Skadden, Arps, Slate, Meagher & Flom
Smith Barney
Smith Corona Corporation
Sol Goldman
Solomon Equities
Sonnenblick-Goldman
Southtrust Bank of Alabama
Spitzer & Feldman, PC
Stahl Real Estate
Standard & Poors
State Teachers Retirement System of New York
State Teachers Retirement System of Ohio
Stauffer Chemical Corporation
Stephens College
Sterling Drug, Inc.
Stroheim and Roman, Inc.
Stroock and Stroock and Lavan, Esqs.
Sullivan and Cromwell, Esqs.
Sumitomo Life Realty
Sumitomo Mutual Life Insurance Company
Sumitomo Trust Bank
Sun Oil Company
Sutherland, Asbill & Brennan
Swiss Bank Corporation

Tenzer Greenblat, Esqs.
Textron Financial
Thatcher, Proffitt, Wood
The Shopco Group
Thomson Information/Publishing
Thurcon Properties, Ltd.
Tobishima Associates
Tokyo Trust & Banking Corporation
Transworld Equities
Travelers Realty, Inc.
Triangle Industries
TriNet Corporation

UBS Securities Inc.
UMB Bank & Trust Company
Unibank
Union Bank of Switzerland
Union Carbide Corporation
Union Chelsea National Bank
United Bank of Kuwait
United Fire Fighters of New York
United Parcel Service
United Refrigerated
United States District Court, Southern District of New York
United States Life Insurance
United States Postal Service
United States Trust Company
Upward Fund, Inc.
US Cable Corp.

Vanity Fair Corporation
Verex Assurance, Inc.
Victor Palmieri and Company, Inc.
Village Bank
Vornado Realty Trust

W.P. Carey & Company, Inc.
Wachtell, Lipton, Rosen & Katz, Esqs.
Waterfront New York Realty Corporation
Weil, Gotshal & Manges
Weiss, Peck & Greer
Wells Fargo & Co.
Westpac Banking Corporation
Western Electric Company
Western Union International
Westinghouse Electric Corporation
White & Case
Wilkie Farr and Gallagher, Esqs.
William Kaufman Organization
Windels, Marx, Davies & Ives
Winthrop Financial Associates
Winthrop Simston Putnam & Roberts
Witco Corporation
Wurlitzer Company

Yarmouth Group